
12025645

imation

STRATEGIC TRANSFORMATION
Investing For Growth

STORE

PROTECT

CONNECT

2011

Annual Report and Form 10-K

DEAR FELLOW IMATION SHAREHOLDER,

Imation is in the midst of an exciting strategic transformation. We are investing in Secure and Scalable Storage and in Audio and Video Information (AVI) products as we execute a new strategy designed to return the company to long-term growth and improved operating margins.

OUR STRATEGY

In early 2011, we outlined our new strategic direction in a two-year plan. Our path forward leverages Imation's deep core and leadership positions in data storage, while building a platform for growth in Secure and Scalable Storage and AVI.

Imation's strategy is focused on growth in new, higher-margin product categories that address the world's need to store, protect, and connect digital content. We intend to build a successful company, investing in Secure Storage to protect both business and personal data, in Scalable Storage for small and medium businesses, and in differentiated AVI products. We also look forward to maintaining global share leadership in our traditional storage categories of optical disc and magnetic tape.

2011 FINANCIAL RECAP

Imation's 2011 revenues were $1.29 billion, reflecting the expected decline in traditional storage and our decision to exit certain lower-margin products. We were very pleased with our gross margin performance throughout the year, reflecting our ongoing transition to more differentiated products. Operating loss for the year was $33.1 million (GAAP), and excluding special charges* of $34.2 million, we had operating income of $1.1 million. We have a strong financial position, ending the year with $223 million in cash and no long-term debt.

EXECUTING ON OUR TRANSFORMATION

Secure Storage

We have launched a new mobile security business with key technology differentiators and a robust product portfolio. Our direction is to add security features such as encryption, authentication, and central management of devices. These additional security features help businesses, governments, and consumers protect their data from loss or theft.

In 2011, we made several key acquisitions in the security area, including the assets of ENCRYPTX and MXI Security, and the hardware business of IronKey. These acquisitions brought new technology and skills that are enabling Imation to offer a leading portfolio of mobile data security solutions.

*Special charges include restructuring and other ($21.5 million), litigation settlement ($2.0 million), goodwill impairment ($1.6 million) and inventory writedowns ($9.1 million).

Scalable Storage

In Scalable Storage, we see significant future opportunity with our new portfolio of appliances designed specifically for the storage needs of small and medium businesses. These businesses are looking for storage solutions that help lower costs, meet compliance requirements, and protect and retrieve business data.

In 2011, we made two exciting acquisitions to advance our Scalable Storage area. First, we acquired assets of ProStor Systems, adding the InfiniVault™ data archive appliance and related technologies to our portfolio. We later acquired Nine Technology's Data Deduplication engine, a key software technology platform that will provide further differentiation and cloud connectivity for our new line of storage appliances.

Audio and Video Information (AVI)

In AVI, we continue our focus on differentiated products. We recognize that the increase of digital information in all forms — documents, photos, music, and video — creates new opportunities for consumers to store, protect, and connect with their digital content.

In 2011, we invested in advanced audio and wireless technologies that we are applying across our line of Memorex, TDK Life on Record, and XtremeMac products. Our global retail placements are strong, our brands are well regarded, and our products are unique. We expect to continue this positive momentum with our AVI product line.

LOOKING FORWARD

We are pleased with the significant progress we have made on our strategic transformation.

We will continue to invest in key technologies to build out our businesses, add important new skills to our organization, and bring differentiated products to market. Our global team is committed to our new strategy, and excited by the opportunities that it offers.

We look forward to sharing our continued progress with you in the quarters ahead.

Sincerely,



L. White Matthews, III
Non-Executive
Chairman of the Board





Mark E. Lucas
President and
Chief Executive Officer



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



Received SEC
MAR 2 1 2012
Washington, DC 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2011

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from to

Commission file number: 1-14310

imation
IMATION CORP.
(Exact name of registrant as specified in its charter)

Delaware	**41-1838504**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
1 Imation Way Oakdale, Minnesota	**55128**
(Address of principal executive offices)	*(Zip Code)*

(651) 704-4000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $.01 per share	New York Stock Exchange, Inc.; Chicago Stock Exchange, Incorporated
Preferred Stock Purchase Rights	New York Stock Exchange, Inc.; Chicago Stock Exchange, Incorporated

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or Section 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act (check one).

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

Aggregate market value of voting and non-voting stock of the registrant held by non-affiliates of the registrant, based on the closing price of $9.44 as reported on the New York Stock Exchange on June 30, 2011, was $355.5 million.

The number of shares outstanding of the registrant's common stock on February 22, 2012 was 38,316,993.

DOCUMENTS INCORPORATED BY REFERENCE

Selected portions of registrant's Proxy Statement for registrant's 2012 Annual Meeting are incorporated by reference into Part III.

IMATION CORP.
FORM 10-K
FOR THE YEAR ENDED DECEMBER 31, 2011

TABLE OF CONTENTS

PART I

Item 1. *Business.*

General

Imation Corp., a Delaware corporation, is a global scalable storage and data security company. Our portfolio includes tiered storage and security offerings for business and products designed to manage audio and video information in the home. Imation reaches customers in more than 100 countries through a global distribution network. As used herein, the terms "Imation," "Company," "we," "us," or "our" mean Imation Corp. and its subsidiaries unless the context indicates otherwise.

In July 1996, Imation was established as a manufacturer of magnetic tape products under the Imation brand, sold to commercial end users through multiple distribution channels. We then expanded our business into other removable data storage media such as optical media, flash and solid state drives, and removable and external hard disk drives. In 2006, we acquired substantially all of the assets of Memorex International Inc. (Memorex), followed by the acquisition of the TDK Recording Media business (TDK Life on Record) in 2007. In 2007, we also acquired certain assets of Memcorp, Inc. and Memcorp Asia Limited (together Memcorp) used in or relating to the sourcing and sale of consumer electronic products, principally under the Memorex brand name. This acquisition established our foundation in audio and video consumer electronic products. In 2008, we expanded our presence in consumer electronic products with the acquisition of certain assets of Xtreme Accessories, LLC (XtremeMac), a maker of accessories for Apple consumer electronics products. In 2011, we launched our strategy to grow in the secure and scalable storage markets and create a global leadership position in high-security data storage and device management with the acquisitions of the Encryptx security solutions for removable storage devices and removable storage media from BeCompliant Corporation, the secure data storage hardware business of IronKey Systems, Inc. (IronKey) and the portable security solutions and technologies of MXI Security from Memory Experts International, Inc.

Our global brand portfolio includes the Imation™ brand, the Memorex™ brand, the XtremeMac™ and MXI Security™ brands. Imation is also the exclusive licensee of the TDK Life on Record™ brand, one of the world's leading recording media brands, and the IronKey brand.

Our Products

We have three major product categories: traditional storage, secure and scalable storage, and audio and video information.

Traditional Storage

Traditional storage products include optical media products, magnetic tape media products and other traditional storage media products.

Our optical media products consist of CDs, DVDs and Blu-ray recordable media. We have the leading global market share for recordable optical media however the overall market for CDs and DVDs is declining as digital streaming, hard disk and flash media replace optical media in some applications such as music and video recording. We sell high capacity Blu-ray discs which are used primarily for recording high-definition video content. Our recordable optical media products are sold through a variety of retail and commercial distribution channels and sourced from manufacturers primarily in Taiwan and India. Optical storage capacities range from 650 megabyte CD-R (recordable) and CD-RW (rewritable) optical discs to 9.4 gigabyte (GB) double-sided DVD optical discs and Blu-ray discs with 25GB to 100GB of capacity. Our optical media is sold throughout the world under brands we own or control, including Imation, Memorex and TDK Life on Record, and under a distribution agreement for the Hewlett Packard brand.

Our magnetic tape media products are used for back-up, business and operational continuity planning, disaster recovery, near-line data storage and retrieval and for cost-effective mass and archival storage. Capacity of our tape products range from less than 10GB up to 3.0 terabytes (TB) per cartridge. We enjoy a leading market share, a significant intellectual property portfolio, a solid industry reputation, and strong relationships with key original equipment manufacturers (OEMs). Some of our legacy tape formats are proprietary or semi-proprietary and have higher gross profit margins than non-proprietary products. Our magnetic tape products are sold throughout the world under various brands.

Other traditional storage products include primarily optical drives and audio and video tape media.

Secure and Scalable Storage

Secure storage products and software include USB flash drives and external hard drives designed to meet the most stringent security standards to protect data at rest with Federal Information Processing Standard (FIPS) validation, password and biometric authentication, including biometric USB drives, encrypted and biometric hard disk drives, secure portable desktop solutions, and software solutions. Flash media products with security features provide margins significantly higher than traditional flash media without data security. These products are sold throughout the world under the Imation Defender™, MXI Security and IronKey brands. We also sell standard USB flash drives and external hard disk drives throughout the world under our Imation, Memorex and TDK Life on Record brands. We source these products from manufacturers primarily in Asia and the United States and sell them through a variety of retail and commercial distribution channels around the world. USB flash drives have capacities ranging from 1GB up to 64GB and capacities continue to increase as new products are introduced. External hard disk drives have capacities ranging from 250 GB to 5 TB. Scalable storage products include data protection appliances such as DataGuard network attached storage backup appliances and InfiniVault™ active archive appliances. The Imation RDX™ removable hard disk cartridge is a high-capacity, rugged and removable 2.5-inch hard disk drive cartridge with 160GB to 1TB capacities.

Audio and Video Information

Our audio and video information products include Apple iPad®, iPod® and iPhone® accessories, headphones, CD players, alarm clocks, portable boom boxes, MP3 players, and speakers sold under the Memorex, TDK Life on Record and XtremeMac brands. The portfolio continues to evolve with consumer demand and with development of our brands. We design products to meet user needs and source these products from manufacturers throughout Asia.

The table below describes our revenue by product category:

	Years Ended December 31,					
	2011		2010		2009	
	Revenue	% of Total	Revenue	% of Total	Revenue	% of Total
			(Dollars in millions)			
Traditional storage						
Optical products	$ 511.9	39.6%	$ 619.3	42.4%	$ 738.0	44.8%
Magnetic products	327.4	25.4%	347.8	23.8%	406.0	24.6%
Other traditional storage	47.7	3.7%	62.8	4.3%	77.7	4.7%
Total traditional storage	887.0	68.7%	1,029.9	70.5%	1,221.7	74.1%
Secure and scalable storage	210.1	16.3%	207.5	14.2%	165.4	10.0%
Audio and video information	193.3	15.0%	223.5	15.3%	262.4	15.9%
Total	$1,290.4		$1,460.9		$1,649.5	

Our Brands

The Imation brand has been at the forefront of data storage and digital technology since inception. Imation brand products include magnetic tape media, recordable CDs, DVDs and Blu-ray discs, flash products and hard disk drives. The Imation brand includes the DataGuard Data Protection Appliances, InfiniVault™ Storage appliances and RDX® Removable hard disk storage systems. Imation Defender products include secure storage flash drives and external hard drives. Imation brand products are sold throughout the world and target the commercial user and individual consumer. Imation Defender products include secure storage flash drives and external hard drives.

The Memorex brand was acquired by Imation in 2006. Memorex brand products include recordable CDs, DVDs and Blu-ray discs, CD players, alarm clocks, portable boom boxes, iPod and iPhone accessories, headphones and speakers. Memorex brand products are sold primarily in North America.

The rights to the TDK Life on Record brand were acquired by Imation in 2007 under an exclusive long-term license from TDK Corporation (TDK). TDK Life on Record brand products include recordable CDs, DVDs and Blu-ray discs, flash drives, tape cartridges, headphones and computer speakers which are sold to commercial customers and individual consumers. TDK Life on Record brand products are sold throughout the world.

The XtremeMac brand was acquired by Imation in 2008. XtremeMac brand products include cases, chargers and audio solutions to protect, power and play Apple iPad, iPod, iPhone and other devices. XtremeMac products are developed for Apple enthusiasts and are available worldwide.

The MXI Security brand was acquired by Imation in 2011 and includes secure storage flash drives and external hard drives, as well as software solutions to help manage portable security devices on the network.

During 2011 Imation and IronKey entered into a strategic partnership whereby Imation received an exclusive license from IronKey for its secure storage management software and service, and a license to use the IronKey brand for secure storage products.

Business Segments

Our business is organized, managed and internally and externally reported as segments differentiated by the regional markets we serve: Americas, Europe, North Asia and South Asia. Each of these geographic segments has responsibility for selling generally all of our product lines.

The Americas segment, our largest segment by revenue, includes North America, Central America and South America. The United States represents the largest current market for our products. It has a great variety and sophistication of distribution channels including value-added resellers, OEMs, retail outlets, mass merchants and on-line resellers. The countries in South America and the Caribbean represent potential growth markets with increasing penetration of Information Technology (IT) in the commercial and consumer markets.

The Europe segment includes Europe and parts of Africa. Western Europe exhibits traits similar to North America in terms of overall breadth of product offerings, high penetration of end user markets and breadth and sophistication of distribution channels. Emerging markets in Eastern Europe represent potential growth markets for our products as IT end user and consumer markets grow.

North Asia is our second largest segment by revenue, and includes Japan, China, Hong Kong, Korea and Taiwan. Japan is the single largest market in the segment and is similar to North America and Western Europe in terms of overall penetration of IT into the market, though its distribution channels are less developed than those of other regions.

The South Asia segment includes Australia, Singapore, India, the Middle East and parts of Africa. It is similar to North America and Western Europe in terms of overall penetration of IT into the market, though its distribution channels are less developed.

The chart below breaks out our 2011 revenue by segment:


Europe
19%
Americas
46%
North Asia
24%
South Asia
11%

See Note 14 to the Consolidated Financial Statements for further information regarding our business segments and geographic information.

Customers, Marketing and Distribution

Our products are sold to businesses and individual consumers. No one customer constituted 10 percent or more of our revenue in 2011, 2010 or 2009.

Our products are sold through a combination of distributors, wholesalers, value-added resellers, OEMs and retail outlets. Worldwide, approximately 51 percent of our 2011 revenue came from distributors, 46 percent came from the retail channel and 3 percent came from OEMs. We maintain a company sales force and a network of distributors and value-added resellers (VARs) to generate sales of our products around the world.

Market and Competition

The global market for our products is highly competitive and characterized by continuing changes in technology, frequent new product introductions and performance improvements, diverse distribution channels, aggressive marketing and pricing practices and ongoing variable price erosion. Competition is based on a multitude of factors, including product design, brand strength, distribution presence and capability, channel knowledge and expertise, geographic availability, breadth of product line, product cost, media capacity, access speed and performance, durability, reliability, scalability and compatibility.

Our primary competitors in recordable optical media include Maxell, JVC, Sony and Verbatim brands. Our primary competitors in magnetic tape media include Fuji, Sony, Maxell and HP brands. Our primary competitors in secure and scalable storage products include SanDisk, Lexar, PNY and Kingston brands in flash media, Western Digital and Seagate in external and removable hard drives, and Tandberg Data and Overland Data in scalable data appliances. These companies generally compete with us in all our business segments. While the parent companies that own these brands compete in the removable data storage media market, most generally do not report financial results for these business lines on a stand-alone basis. Therefore, it is difficult for us to estimate our relative market share. However, we use a variety of industry sources to estimate market size and share and we estimate we held a leading market share in optical and magnetic products with more than one-third of those markets.

The demand for data storage capacity is expected to grow. The magnetic tape industry has consistently addressed the growth in demand for storage capacity with new non-proprietary storage formats with higher capacity cartridges resulting in a lower cost per gigabyte which results in a decline in actual number of units of media shipped. In addition, these non-proprietary formats experience greater price competition than proprietary formats. The market for non-proprietary format tape continues to gain share against proprietary formats and is typically more competitive with lower gross margins than proprietary formats. In addition, lower cost disk and storage optimization strategies such as virtual tape and de-duplication remain a factor in certain sectors of the market. As a result, we expect our tape revenue to continue to be under pressure as these factors contribute over time to a shift in the mix of total tape revenue toward lower margin open formats.

The secure flash media market is growing as more companies and individuals become victims of cyber-attacks and as data becomes more mobile. The traditional flash media market is competitive with highly variable price swings driven by NAND chip manufacturing volume and capacity as well as market demand in the much larger embedded flash market. Focused and efficient sourcing and distribution, as well as diligent management of inventories, channel placement and promotional activity are critical elements for success in this market.

Audio and video information products are sold based on a variety of factors, including brand and reputation, product features and designs, distribution coverage, innovation and price. Our competitors in the audio and video information products market consist of numerous manufacturers and brands. The global audio and video information products market is a very large and highly diverse market in terms of competitors, channels and products. Our current product offerings focus on a subset of this market.

Product Sourcing

We contract for the manufacturing of all products we sell and distribute from a variety of third-party providers that manufacture predominately outside the United States. We seek to differentiate our products through unique designs, product positioning, packaging, merchandising and branding.

On July 31, 2007, we acquired substantially all of the assets relating to the marketing, distribution, sales, customer service and support of removable recording media products, accessory products and ancillary products being sold under the TDK Life on Record brand name (TDK Recording Media), from TDK, including the assets or capital stock of TDK's operating subsidiaries engaged in the TDK Recording Media business. In conjunction with our acquisition of the TDK Recording Media business we also entered into a supply agreement, dated July 31, 2007, with TDK (Supply Agreement), which allows us to purchase a limited number of LTO Tape media and Blu-ray removable recording media products and accessory products for resale under the TDK Life on Record brand name. TDK agreed to supply such products on competitive terms, and TDK agreed not to sell any such products to third parties for resale under the TDK Life on Record brand name during the term of the trademark license agreements. The trademark license agreements will continue unless terminated by TDK no earlier than 2032 (2017 in the case of headphones and speakers) or earlier in the event of a material breach of the trademark license agreement, specific change of control events or default by Imation. The Supply Agreement will continue until the later of 2012 or for so long as TDK manufactures any of the products. TDK owned approximately 20 percent of outstanding Imation Corp. common stock on December 31, 2011.

On January 13, 2011, our Board of Directors approved a restructuring plan to discontinue tape coating operations at our Weatherford, Oklahoma facility by April 2011. We signed a strategic agreement with TDK to jointly develop and manufacture magnetic tape technologies. Under the agreement, we collaborate on the research and development of future tape formats in both companies' research centers in the U.S. and Japan, and consolidated tape coating operations to the TDK Group Yamanashi manufacturing facility.

We also make significant purchases of finished and semi-finished products, including optical media and USB flash drives, certain finished tape and tape cartridges and consumer electronic products, primarily from Asian suppliers. For our optical media, we procure our supply primarily from three companies. If supply were disrupted from any of our primary suppliers, our business could be negatively impacted. The loss of these certain suppliers could have a material adverse impact on the business. We view the sourcing and distribution of finished goods as a critical success factor for these products. Therefore, we seek to establish and maintain strategic sourcing relationships with several key suppliers.

Research, Development and Engineering

Development and timely introduction of new products are important to our future success. We maintain an advanced research facility and invest resources in researching, developing and engineering potential new products and improving existing products. Our research and development expense was $21.0 million, $16.4 million and $20.4 million for 2011, 2010 and 2009, respectively. We invest in research, development, engineering and capital equipment in order to remain competitive and successfully develop and source products that meet market requirements. We are also engaged both on our own and in collaboration with other organizations in certain research programs related to future generations of magnetic tape that do not yet have specific commercialized products in the market. We also invest in research related to our strategic focus on data protection and management, storage hardware, audio and video information products, removable hard drive systems and related software. As noted above, we signed a strategic agreement with TDK to jointly develop and manufacture magnetic tape technologies. Under the agreement, we collaborate on the research and development of future tape formats in both companies' research centers in the U.S. and Japan.

Intellectual Property

We rely on a combination of patent, trademark and copyright laws, trade secret protection and confidentiality and license agreements to protect the intellectual property rights related to our products. We register our patents and trademarks in the United States and in a number of other countries where we do business. United States patents are currently granted for a term of 20 years from the date a patent application is filed. United States trademark registrations are for a term of ten years and are renewable every ten years as long as the trademarks are used in the regular course of trade. Pursuant to trademark license agreements between TDK and Imation and its affiliates, TDK granted Imation and its affiliates a long-term exclusive license to use the TDK Life on Record brand for current and future recordable magnetic, optical, flash media and accessory products globally. The trademark license agreements will continue unless terminated by TDK no earlier than 2032 (2017 in the case of headphones and speakers) or earlier in the event of a material breach of the trademark license agreement, specific change of control events or default by Imation.

During 2011, we were awarded 14 United States patents and at the end of the year held over 249 patents in the United States.

Employees

At December 31, 2011, we employed approximately 1,130 people worldwide, with approximately 470 employed in the United States and approximately 660 employed internationally.

Environmental Matters

Our operations are subject to a wide range of federal, state and local environmental laws. Environmental remediation costs are accrued when a probable liability has been determined and the amount of such liability has been reasonably estimated. These accruals are reviewed periodically as remediation and investigatory activities proceed and are adjusted accordingly. Compliance with environmental regulations has not had a material adverse effect on our financial results. As of December 31, 2011, we had environmental-related accruals totaling $0.5 million and we had minor remedial activities underway at one of our prior manufacturing facilities. We believe that our accruals are adequate, though there can be no assurance that the amount of expense relating to remedial actions and compliance with applicable environmental laws will not exceed the amounts reflected in our accruals.

International Operations

Approximately 60 percent of our total 2011 revenue came from sales outside the United States, primarily through subsidiaries, sales offices, distributors, VARs and relationships with OEMs throughout Europe, Asia, Latin America and Canada. We do not own manufacturing facilities outside of the United States. See Note 14 to the Consolidated Financial Statements for further information by geographic region.

As discussed under *Risk Factors* in Item 1A of this Form 10-K, our international operations are subject to various risks and uncertainties that are not present in our domestic operations.

Executive Officers of the Registrant

Information regarding our executive officers as of February 28, 2012 is set forth below:

Gregory J. Bosler, age 50, is Senior Vice President of Global Business Management, a position he has held since October 2010. From May 2010 to October 2010 he was Vice President, Americas, and from January 2009 to April 2010 he was Vice President, Americas Consumer. Prior to joining Imation in January 2009, he was with TTE Corporation, a global consumer electronics manufacturer, where he held the position of Executive Vice President, North America Business Center from August 2004 until February 2008. Prior to that, Mr. Bosler held a series of senior sales and general management positions at Thomson Inc., Pioneer Electronics (USA) and Duracell Inc.

John P. Breedlove, age 54, is Vice President, General Counsel and Corporate Secretary, a position he has held since May 2011. Prior to joining Imation, from July 1993 to May 2011, he served as Vice President of business law and various other positions at Supervalu Inc., a $40 billion food wholesale and retail company and logistics provider. Prior to that role, Mr. Breedlove was an attorney with the law offices of Dorsey & Whitney, Minneapolis, and Graham & James, San Francisco.

Dr. Subodh Kulkarni, age 47, is Senior Vice President, OEM and Emerging Business, and Chief Technology Officer, a position he has held since August 2009. He has been with Imation since spin-off in July 1996. Prior to assuming his current responsibilities, he served as Vice President, Global Commercial Business, R&D and Manufacturing, from August 2007 to August 2009. He was appointed Vice President, R&D and Manufacturing in October 2006, Vice President of R&D in March 2006, Executive Director of R&D in 2004 and has held various positions leading the R&D organization.

Mark E. Lucas, age 57, is President, Chief Executive Officer and a member of our Board of Directors, positions he has held since May 2010. He was President and Chief Operating Officer from March 2009 through May 2010. Prior to joining Imation, he served as Chairman and Chief Executive Officer of Geneva Watch Group, a privately held company that is a leading designer, manufacturer and distributor of watches under both its own brand and licensed brands, from November 2005 to August 2008. Prior to that role, Mr. Lucas served as President and Chief Executive Officer of Altec Lansing Technologies, a manufacturer of consumer audio equipment from June 2001 to August 2005. Mr. Lucas was a member of the Board of Directors of Imation from April 2007 to February 2009 and served as a member of the Company's Audit and Finance Committee and Compensation Committee. Mr. Lucas resigned from the Board of Directors of Imation in connection with his appointment as President and Chief Operating Officer. Mr. Lucas' resignation from the Board of Directors was a requirement of his employment.

Scott J. Robinson, age 45, is Vice President, Corporate Controller and Chief Accounting Officer. He was appointed Vice President in February 2010 and was appointed Corporate Controller and Chief Accounting Officer in August 2007. He joined Imation in March 2004 and held the position of Chief Accountant until August 2007. Prior to joining Imation, he was at Deluxe Corporation, where he held the position of Assistant Corporate Controller from August 2002 to March 2004 and held the position of Director of Internal Audit from June 1999 to August 2002.

Paul R. Zeller, age 51, is Senior Vice President and Chief Financial Officer, a position he has held since May 2009. He was Vice President and Chief Financial Officer from August 2004 to May 2009. He has been with Imation since spin-off and held the position of Corporate Controller from May 1998 until August 2004. Prior to joining Imation, he held several accounting management positions with 3M Company.

Availability of SEC Reports

The Securities and Exchange Commission (SEC) maintains a website that contains reports, proxy and information statements, and other information regarding issuers, including Imation Corp., that file electronically with the SEC. The public can obtain any documents that we file with the SEC at www.sec.gov. We file annual reports, quarterly reports, proxy statements and other documents with the SEC under the Securities Exchange Act of 1934 (Exchange Act). The public may read and copy any materials that we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

We also make available free of charge through our website (www.imation.com) our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and, if applicable, amendments to those reports filed or furnished pursuant to the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

Item 1A. *Risk Factors*

Our business faces many risks. Any of the risks discussed below, or elsewhere in this Form 10-K or our other SEC filings, could have a material impact on our business, financial condition or results of operations.

We must make strategic decisions from time to time as to the products and technologies in which we invest and if we choose the wrong product or technology, our financial results could be adversely impacted. In February 2011 we announced our transformation strategy, which includes improving gross margins, exiting low margin products, introducing new products in secure and scalable storage, and organic and inorganic growth. These strategies require significant investment. If we are not successful in implementing these strategies or if we choose the wrong focus for our strategies, our financial results could be negatively impacted.

The future revenue growth of our business depends in part on the development and performance of our new products. We have experienced revenue declines over prior year in 2011 and 2010 of $170.5 million or 11.7 percent and $188.6 million or 11.4 percent, respectively. Historically, magnetic and optical products have provided the majority of our revenues. While demand for data capacity is expected to increase, removable magnetic media market size is expected to decrease in terms of revenue. Demand for optical media products is decreasing due to a shift in demand to the use of data streaming and other media for storing data. We expect new product revenue growth to eventually offset the product revenue declines of our products in mature markets so that our total company revenue will grow. If we are not successful in growing new product revenues, our financial results could be negatively impacted.

Our security products must provide appropriate levels of security to adequately store and protect our customers' data. Many of our secure storage products include software and hardware security such as user authentication, data encryption, and portable digital identities which are designed to prevent digital security breaches. If our products do not provide adequate security and that security is compromised, our customer(s) could be subject to declining product sales, which could subject us to litigation and loss of reputation. As an outcome our financial results could be negatively impacted.

Because of the rapid technology changes in our industry, we may not be able to compete if we cannot quickly develop, source, introduce and deliver differentiating and innovative products. We operate in a highly competitive environment against competitors who are both larger and smaller than us in terms of resources and market share. Our industry is characterized by rapid technological change and new product introductions. In these highly competitive and changing markets, our success will depend, to a significant extent, on our ability to continue to develop and introduce differentiated and innovative products cost-effectively and on a timely basis. The success of our offerings is dependent on several factors including our differentiation from competitive offerings, timing of new product introductions, effectiveness of marketing programs and maintaining low manufacturing, sourcing and supply chain costs. No assurance can be given with regard to our ability to anticipate and react to changes in market requirements, actions of competitors or the pace and direction of technology changes.

We may be dependent on third parties for new product introductions or technologies in order to introduce our own new products. We are dependent in some cases upon various third parties for the introduction and acceptance of new products, the timing of which is out of our control. In addition, there can be no assurance that we will maintain existing relationships or forge new OEM relationships. There can also be no assurance that we will continue to have access to significant proprietary technologies through internal development and licensing arrangements with third parties, or that we will continue to have access to new competitive technologies that may be required to introduce new products. If we are not successful in maintaining and developing new relationships with OEMs or obtaining rights to use competitive technologies, we may become less competitive in certain markets.

We use third-party contract manufacturing services and supplier-provided parts, components, and sub-systems in our businesses and significant shortages, supplier capacity constraints, supplier production disruptions or price increases could increase our operating costs and adversely impact the competitive positions of our products. Our reliance on suppliers and third-party contract manufacturing to secure raw materials, parts and components used in our products exposes us to volatility in the prices and availability of these materials. In some instances, we depend upon a single source of supply, manufacturing or assembly or participate in commodity markets that may be subject to allocations by suppliers. A disruption in deliveries from our suppliers or third-party contract manufacturers, supplier capacity constraints, supplier and third-party contract manufacturer production disruptions, price increases or decreased availability of raw materials or commodities could have an adverse effect on our ability to meet our commitments to customers or increase our operating costs. Additionally, we may experience changes in the supply and cost of raw materials and key components of our products resulting from the effects of natural disasters including the October 2011 flooding in Thailand, which itself did not have a material impact. We believe that our supply management and production practices are based on an appropriate balancing of the foreseeable risks and the costs of alternative practices. No assurances can be given that acceptable cost levels will continue in the future. In addition, some critical raw materials and key components have a limited number of suppliers. If we cannot obtain those raw materials or critical components from the suppliers, we will not be able to produce certain products.

Negative or uncertain global economic conditions could result in a decrease in our sales and revenue and an increase in our operating costs, which could adversely affect our business and operating results. Negative or uncertain global economic conditions could cause many of our direct and indirect customers to delay or reduce their purchases of our products. Further, many of our customers in OEM, distribution and retail channels rely on credit financing in order to purchase our products. Additionally, some of our suppliers pay us quarterly or annual rebates based on the amount of purchases we make from them. If negative conditions in the global credit markets prevent our customers' access to credit, product orders in these channels may decrease, which could result in lower revenue. Likewise, our suppliers may face challenges in obtaining credit, in selling their products or otherwise in operating their businesses. These actions could result in reductions in our revenue, increased price competition and increased operating costs, which could adversely affect our business, results of operations and financial condition.

We may engage in business combinations that are dilutive to existing shareholders, result in unanticipated accounting charges or otherwise harm our results of operations, and result in difficulties in assimilating and integrating the operations, personnel, technologies, products and information systems of acquired companies or businesses. We continually evaluate and explore strategic opportunities as they arise, including business combinations, strategic partnerships, collaborations, capital investments and the purchase, licensing or sale of assets. Acquisitions made entirely or partially for cash would reduce our cash reserves. We use financial assumptions and forecasts to determine the negotiated price we are willing to pay for an acquisition. If those financial assumptions and/or forecasts are not accurate, the price we pay may be too high, resulting in an inefficient use of cash and future goodwill impairment.

No assurance can be given that our previous or future acquisitions will be successful and will not materially adversely affect our business, operating results, or financial condition. Failure to manage and successfully integrate acquisitions could materially harm our business and operating results. Even when an acquired company has already developed and marketed products, there can be no assurance that such products will be successful after the closing and will not cannibalize sales of our existing products, that product enhancements will be made in a timely fashion or that pre-acquisition due diligence will have identified all possible issues that might arise with respect to such company. Failed business combinations, or the efforts to create a business combination, can also result in litigation.

Acquisitions may require significant capital infusions, typically entail many risks and could result in difficulties in assimilating and integrating the operations, personnel, technologies, products and information systems of acquired companies. We may experience delays in the timing and successful integration of acquired technologies and product development, unanticipated costs and expenditures, changing relationships with customers, suppliers and strategic partners, or contractual, intellectual property or employment issues. In addition, key personnel of an acquired company may decide not to work for us. The acquisition of another company or its products and technologies may also result in our entering into a business market in which we have little or no prior experience. These challenges could disrupt our ongoing business, distract our management and employees, harm our reputation, subject us to an increased risk of intellectual property and other litigation and increase our expenses. These challenges are magnified as the size of the acquisition increases, and we cannot assure that we will realize the intended benefits of any acquisition. Acquisitions may require large one-time charges and can result in contingent liabilities, adverse tax consequences, substantial depreciation or deferred compensation charges, amortization of identifiable purchased intangible assets or impairment of goodwill, any of which could have a material adverse effect on our business, financial condition or results of operations. If we acquire a business while our market value remains lower than our book value, which was the case as of December 31, 2011 and 2010, accounting rules may require us to expense any goodwill associated with a new acquisition.

If our goodwill or any goodwill that we acquire becomes impaired, it may adversely affect our operating results. As a result of our MXI Security and IronKey acquisitions, we have $31.3 million of goodwill as of December 31, 2011. These acquisitions are part of our Mobile Security reporting unit. Based on our 2011 annual impairment test performed as of November 30, 2011, we determined that the fair value of the reporting unit exceeded its carrying amount by $13.0 million or 25 percent. Our estimate of fair value was determined based on a discounted cash flow model. Growth rates for sales and profits are determined using inputs from our annual long-range planning process. We also make estimates of discount rates, perpetuity growth assumptions, market comparables and other factors.

Negative or uncertain global economic conditions could result in circumstances, such as a sustained decline in our stock price and market capitalization or a decrease in the forecasted cash flows of our Mobile Security reporting unit such that they are insufficient, indicating that the carrying value of our acquired goodwill may be impaired. If we are required to record a significant charge to earnings in our Consolidated Financial Statements because an impairment of our acquired goodwill is determined, our results of operations will be adversely affected.

Volatility of demand and seasonality may result in our inability to accurately forecast our product purchase requirements. Sales of some of our products are subject to seasonality. For example, sales have typically increased in the fourth quarter of each fiscal year, sometimes followed by significant declines in the first quarter of the following fiscal year. This seasonality makes it more difficult for us to forecast our business, especially in the volatile current global economic environment and its corresponding change in consumer confidence, which may impact typical seasonal trends. If our forecasts are inaccurate, we may lose market share due to product shortages or procure excess inventory or inappropriately increase or decrease our operating expenses, any of which could harm our business, financial condition and results of operations. This seasonality also may lead to the need for significant working capital investments in receivables and inventory and our need to build inventory levels in advance of our most active selling seasons.

Our international operations subject us to economic risk as our results of operations may be adversely affected by changes in political, economic and other conditions and foreign currency fluctuations. We conduct our business on a global basis, with 60 percent of our 2011 revenue derived from operations outside of the United States. Our international operations may be subject to various risks which are not present in domestic operations, including political and economic instability, terrorist activity, the possibility of expropriation, trade tariffs or embargoes, unfavorable tax laws, restrictions on royalties, dividend and currency remittances, changes in foreign laws and regulations, requirements for governmental approvals for new ventures and local participation in operations such as local equity ownership and workers' councils. In addition, our business and financial results are affected by fluctuations in world financial markets. Changes in local and regional economic conditions, including fluctuations in exchange rates, may affect product demand in our non-U.S. operations and export markets. Foreign currency fluctuations can also affect reported profits of our non-U.S. operations where transactions are generally denominated in local currencies. A recession in any of our regional business segments including the potential recession in Europe might affect product demand and cause fluctuations in exchange rates. In addition, currency fluctuations may affect the prices we pay suppliers for materials used in our products. Our financial statements are denominated in U.S. dollars. Accordingly, fluctuations in exchange rates may give rise to translation gains or losses when financial statements of non-U.S. operating units are translated into U.S. dollars. Given that the majority of our revenues are non-U.S. based, a strengthening of the U.S. dollar against other major foreign currencies could adversely affect our results of operations. While these factors or the impact of these factors are difficult to predict, any one or more of them could adversely affect our business, financial condition or operating results. Additionally, changes in European law or practice related to the imposition or collectability of optical levies could impact our operating results.

Significant changes in discount rates, rates of return on pension assets, mortality tables and other factors could affect our future earnings, equity and pension funding requirements. Pension obligations and related costs are determined using actual investment results as well as actuarial valuations that involve several assumptions. Our funding requirements are based on these assumptions in addition to the performance of assets in the pension plans. The most critical assumptions are the discount rate, the long-term expected return on assets and mortality. Some of these assumptions, such as the discount rate, are largely outside of our control. Changes in these assumptions could affect our future earnings, equity and funding requirements.

We could incur asset impairment charges for intangible assets. We have $321.7 million of definite-lived intangible assets subject to amortization at December 31, 2011. We evaluate assets on our balance sheet, including such intangible assets, whenever events or changes in circumstances indicate that their carrying value may not be recoverable. We monitor factors or indicators, such as unfavorable variances from forecasted cash flows, established business plans or volatility inherent to external markets and industries, become apparent that would require an impairment test. While we believe that the current carrying value of these assets is not impaired, materially different assumptions regarding future performance of our businesses, which in many cases require subjective judgments concerning estimates, could result in significant impairment losses. The test for impairment requires a comparison of the carrying value of the asset or asset group with their estimated undiscounted future cash flows. If the carrying value of the asset or asset group is considered impaired, an impairment charge is recorded for the amount by which the carrying value of the asset or asset group exceeds its fair value. Due to additional losses, particularly in the U.S., such a test was completed as of December 31, 2011, and no impairment was noted to exist.

Our results of operations include our determinations of the amount of taxes owed in the various tax jurisdictions in which we operate and are subject to changes in tax laws and regulations, and to inspection by various tax authorities. Changes in related interpretations and other tax guidance as well as inspections by tax authorities could materially impact our tax receivables and liabilities and our deferred tax assets and deferred tax liabilities. Additionally, in the ordinary course of business we are subject to examinations by tax authorities in multiple jurisdictions. In addition to ongoing investigations, there could be additional investigations launched in the future by governmental authorities in various jurisdictions and existing investigations could be expanded. While we believe we have adopted appropriate risk management and compliance programs to address and reduce these risks, the global and diverse nature of our operations means that these risks will continue to exist and additional issues will arise from time to time. Our results may be affected by the outcome of such proceedings and other contingencies that cannot be predicted with certainty.

Our success depends in part on our ability to obtain and protect our intellectual property rights and to defend ourselves against intellectual property infringement claims of others. Claims may arise from time to time alleging that we infringe on the intellectual property rights of others. If we are not successful in defending ourselves against those claims, we could incur substantial costs in implementing remediation actions, such as redesigning our products or processes, paying for license rights or paying to settle disputes. The related costs or the disruption to our operations could have a material adverse effect on our results.

In addition, we utilize valuable non-patented technical know-how and trade secrets in our product development and manufacturing operations. There can be no assurance that confidentiality agreements and other measures we utilize to protect such proprietary information will be effective, that these agreements will not be breached or that our competitors will not acquire the information as a result of or through independent development. We enforce our intellectual property rights against others who infringe those rights.

Additionally, our audio and video information product category is subject to allegations of patent infringement by our competitors as well as by non-practicing entities (NPEs), sometimes referred to as "patent trolls," who may seek monetary settlements from the U.S. consumer electronics industry.

Significant litigation matters could result in large costs. We are subject to various pending or threatened legal actions in the ordinary course of our business, especially regarding patents related to our data storage and audio and video information products. We are generally indemnified by our suppliers; litigation, however, is always subject to many uncertainties and outcomes that are not predictable. We cannot ascertain the ultimate aggregate amount of any monetary liability or financial impact that may be incurred by us in litigation.

Changing laws and regulations have resulted in increased compliance costs for us, which could affect our operating results. Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act and newly enacted SEC regulations have created additional compliance requirements. We are committed to maintaining high standards of internal controls over financial reporting, corporate governance and public disclosure. As a result, we intend to continue to invest appropriate resources as necessary to comply with evolving standards which may result in increased expenses. Laws enacted that directly or indirectly affect our production, distribution, packaging, cost of raw materials, fuel, ingredients, and water could impact our business and financial results.

We rely on our information systems to conduct our business, and failure to protect these systems against security breaches could adversely affect our business and results of operations. Additionally, if these systems fail or become unavailable for any significant period of time, our business could be harmed. The efficient operation of our business is dependent on computer hardware and software systems. Information systems are vulnerable to security breach by computer hackers and cyber terrorists. We rely on industry accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems. However, these measures and technology may not adequately prevent security breaches. In addition, the unavailability of the information systems or failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased overhead costs, causing our business and results of operations to suffer. Any significant interruption or failure of our information systems or any significant breach of security could adversely affect our business and results of operations.

The market price of our common stock is volatile. The market price of our common stock has been, and may continue to be, volatile. Factors such as the following may significantly affect the market price of our common stock:

- actual or anticipated fluctuations in our operating results;
- announcements of technological innovations by us or our competitors which may decrease the volume and profitability of sales of our existing products and increase the risk of inventory obsolescence;
- new products introduced by us or our competitors;
- periods of severe pricing pressures due to oversupply or price erosion resulting from competitive pressures or industry consolidation;
- developments with respect to patents or proprietary rights;
- conditions and trends in the consumer electronics and data storage industries;
- contraction in our operating results or growth rates;
- changes in financial estimates by securities analysts relating specifically to us or the industries in which we participate in general; and
- macroeconomic conditions that affect the market generally.

In addition, general economic conditions may cause the stock market to experience extreme price and volume fluctuations from time to time that particularly affect the stock prices of many high technology companies. These fluctuations often appear to be unrelated to the operating performance of the companies.

If we are unable to attract and retain employees and key talent our business and financial results may be materially impacted. We operate in a highly competitive market for employees with specialized skills, experience and industry knowledge. No assurance can be given that we will be able to attract and retain employees and key talent.

Item 1B. ***Unresolved Staff Comments.***

None.

Item 2. ***Properties***

Our worldwide headquarters is located in Oakdale, Minnesota, in the United States of America. Our principal facilities, and the functions at such facilities, are listed below for each reporting segment. Our facilities are in good operating condition suitable for their respective uses and are adequate for our current needs.

Facility	Function
Americas	
Oakdale, Minnesota (owned)	Sales/Administrative/Laboratory facility/Corporate headquarters
Southaven, Mississippi (leased*)	Distribution Center
Europe	
Hoofddorp, Netherlands (leased)	Sales/Administrative/European regional headquarters
Neuss, Germany (leased)	Sales/Administrative/Distribution Center
North Asia	
Tokyo, Japan (leased)	Sales/Administrative/North Asia regional headquarters
South Asia	
Kings Park, Australia (leased)	Sales/Administrative/Distribution Center
Singapore (leased)	South Asia regional headquarters

* Our Southaven lease was transferred on to our logistics provider on January 1, 2012.

Item 3. ***Legal Proceedings.***

In the normal course of business, we periodically enter into agreements that incorporate general indemnification language. Performance under these indemnities would generally be triggered by a breach of terms of the contract or by a third-party claim. There has historically been no material losses related to such indemnifications. In accordance with accounting principles generally accepted in the United States of America, we record a liability in our Consolidated Financial Statements for these actions when a loss is known or considered probable and the amount can be reasonably estimated.

We are the subject of various pending or threatened legal actions in the ordinary course of our business. All such matters are subject to many uncertainties and outcomes that are not predictable with assurance. Additionally, our audio and video information business is subject to allegations of patent infringement by our competitors as well as by non-practicing entities (NPEs), sometimes referred to as "patent trolls," who may seek monetary settlements from us, our competitors, suppliers and resellers. Consequently, as of December 31, 2011, we are unable to ascertain the ultimate aggregate amount of any monetary liability or financial impact that we may incur with respect to these matters. While these matters could materially affect operating results depending upon the final resolution in future periods, it is our opinion that after final disposition, any monetary liability beyond that provided in the Consolidated Balance Sheet as of December 31, 2011 would not be material to our Consolidated Financial Statements.

On June 14, 2011, Trek 2000 International Ltd and certain of its affiliates ("Trek") filed a complaint asking the International Trade Commission ("ITC") to commence an investigation against us and various others. Trek alleges that Imation and others unlawfully import and sell into the United States certain universal serial bus ("USB") portable storage devices that allegedly infringe several of Trek's U.S. patents. Trek seeks to block the importation of the allegedly offending products into the United States. On August 15, 2011, we filed an answer to Trek's complaint, denying liability and asserting that Trek fails to meet certain requirements to bring its complaint to the ITC. This investigation is in the discovery phase. The hearing is scheduled for May 9-16, 2012; the initial determination is expected July 19, 2012; and the target date for the completion of this investigation is November 19, 2012. Although this proceeding is subject to the uncertainties inherent in the litigation process, based on the information presently available to us, management does not expect that the ultimate resolution of this action will have a material adverse effect on our financial condition, results of operations or cash flows.

On January 11, 2011, we signed a patent cross-license agreement with SanDisk to settle two patent cases filed by SanDisk in Federal District Court against our flash memory products, including USB drives and solid state disk (SSD) drives. Under the terms of the cross-license, we will pay SanDisk royalties on certain flash memory products that were previously not licensed. The specific terms of the cross-license are confidential. The cross-license agreement required us to make a one-time payment of $2.6 million in 2011, which was included in litigation settlement expense in the Consolidated Statements of Operations during 2010.

On June 19, 2009 Advanced Research Corp. (ARC) sued Imation in Ramsey County District Court for breach of contract relating to a supply agreement under which we purchased our requirements for magnetic heads to write servo patterns on magnetic tape prior to sale of the finished cartridges, requesting the court to order that Imation pay damages and return the purchased heads to ARC. In September 2011 we agreed to a settlement by which we agreed to pay ARC $2.0 million, which was included in litigation settlement expense in the Consolidated Statements of Operations during 2011.

See Note 15 to the Consolidated Financial Statements for further information.

Item 4. *Mine Safety Disclosures.*

Not Applicable.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.*

(a) — (b)

As of February 22, 2012, there were 38,316,993 shares of our common stock, $0.01 par value (common stock), outstanding and held by 21,070 shareholders of record. Our common stock is listed on the New York Stock Exchange and the Chicago Stock Exchange under the symbol "IMN." No dividends were declared or paid during 2011 or 2010.

Unregistered Sales of Equity Securities

On November 21, 2011, Imation Corp. entered into an agreement to purchase certain intellectual property with Nine Technology, LLC (Nine Technology). A portion of the consideration paid to Nine Technology consisted of 75,534 common shares, $0.01 par value, issued by Imation Corp. The shares were not registered under the Securities Act of 1933, as amended (the Act) by reason of the exemption under Section 4(2) of the Act. The shares were issued in a private transaction to one entity which represented its investment intent with respect to the shares. Nine Technology must hold the shares indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirement is available.

The following table sets forth, for the periods indicated, the high and low sales prices of common stock as reported on the New York Stock Exchange.

	2011 Sales Prices		2010 Sales Prices	
	High	Low	High	Low
First quarter	$12.36	$9.81	$11.81	$8.46
Second quarter	$11.97	$8.50	$12.59	$8.56
Third quarter	$ 9.98	$6.64	$10.72	$8.41
Fourth quarter	$ 8.00	$5.40	$11.12	$9.14

(c) Issuer Purchases of Equity Securities

No shares were repurchased by the Company during the fourth quarter of 2011. Employees tendered 1,804 shares to pay taxes related to awards vesting during the quarter.

Stock Performance Graph

The graph and table below compare the cumulative total shareholder return on our common stock for the last five fiscal years with the cumulative total return of the S&P MidCap 400 Index and ArcaEx Tech 100 Index, formerly known as the Pacific Stock Exchange High Technology Index, over the same period. The graph and table assume the investment of $100 on December 31, 2006 in each of our common stock, the S&P MidCap 400 Index and the ArcaEx Tech 100 Index and reinvestment of all dividends.



Shareholder Return Performance
Imation Corp.
S&P Midcap 400 Index
ArcaEx Tech 100 Index
$250
$200
$150
$100
$50
$-
12/31/2006
12/31/2007
12/31/2008
12/31/2009
12/31/2010
12/31/2011

(Total Return Index)	12/31/2006	12/31/2007	12/31/2008	12/31/2009	12/31/2010	12/31/2011
Imation Corp.	$100.00	45.67	29.89	19.20	22.71	12.62
S&P Midcap 400 Index	$100.00	106.69	66.92	90.34	112.79	109.30
ArcaEx Tech 100 Index	$100.00	107.26	69.73	99.76	123.91	122.98

The stock performance graph shall not be deemed soliciting material or to be filed with the Securities and Exchange Commission or subject to Regulation 14A or 14C under the Exchange Act or to the liabilities of Section 18 of the Exchange Act, nor shall it be incorporated by reference into any past or future filing under the Securities Act of 1933 or the Exchange Act, except to the extent we specifically request that it be treated as soliciting material or specifically incorporate it by reference into a filing under the Securities Act of 1933 or the Exchange Act.

Item 6. *Selected Financial Data.**

	2011	2010	2009	2008	2007
		(Dollars in millions, except per share data)			
Statement of Operations Data:					
Net revenue	$1,290.4	$1,460.9	$1,649.5	$1,981.0	$1,895.8
Gross profit	216.7	226.4	264.0	338.8	345.8
Selling, general and administrative	203.7	202.5	229.7	287.6	218.9
Research and development	21.0	16.4	20.4	23.6	38.2
Litigation settlement	2.0	2.6	49.0	—	—
Goodwill impairment	1.6	23.5	—	32.4	94.1
Restructuring and other	21.5	51.1	26.6	28.9	33.3
Operating loss	(33.1)	(69.7)	(61.7)	(33.7)	(38.7)
Loss from continuing operations	(46.7)	(158.3)	(44.0)	(37.8)	(56.4)
Net loss	(46.7)	(158.5)	(42.2)	(33.3)	(50.4)
Loss per common share from continuing operations:					
Basic	(1.24)	(4.19)	(1.17)	(1.01)	(1.52)
Diluted	(1.24)	(4.19)	(1.17)	(1.01)	(1.52)
Net loss per common share:					
Basic	(1.24)	(4.19)	(1.13)	(0.89)	(1.36)
Diluted	(1.24)	(4.19)	(1.13)	(0.89)	(1.36)
Balance Sheet Data:					
Cash and cash equivalents	$ 223.1	$ 304.9	$ 163.4	$ 96.6	$ 135.5
Accounts receivable, net	234.9	258.8	314.9	378.3	507.1
Inventories	208.8	203.3	235.7	363.2	366.1
Property, plant and equipment, net	55.4	66.9	109.8	122.4	171.5
Intangible assets, net	321.7	320.4	337.3	357.0	371.0
Total assets	1,149.3	1,251.0	1,393.8	1,540.0	1,751.0
Accounts payable	205.2	219.2	201.4	296.1	350.1
Long-term debt	—	—	—	—	21.3
Total liabilities	425.6	469.3	466.6	595.4	697.2
Total shareholders' equity	723.7	781.7	927.2	944.6	1,053.8
Other Information:					
Current ratio	2.0	2.1	2.4	2.0	1.8
Days sales outstanding(1)	58	57	60	63	64
Days of inventory supply(1)	85	69	75	112	94
Return on average assets(2)	(3.9)%	(11.8)%	(3.1)%	(2.4)%	(3.6)%
Return on average equity(2)	(6.2)%	(18.0)%	(4.8)%	(3.7)%	(5.4)%
Dividends per common share	$ —	$ —	$ —	$ 0.56	$ 0.62
Capital expenditures	$ 7.3	$ 8.3	$ 11.0	$ 13.6	$ 14.5
Number of employees	1,130	1,115	1,210	1,570	2,250

* See Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*, for additional information regarding the financial information presented in this table. The acquisitions of TDK Recording Media on July 31, 2007 and Memcorp, Inc. on July 9, 2007 may affect the comparability of financial information in this table. See Note 4 to the Consolidated Financial Statements for further information.

(1) These operational measures, which we regularly use, are provided to assist in the investor's further understanding of our operations. Days sales outstanding is calculated using the count-back method, which calculates the number of days of most recent revenue that are reflected in the net accounts receivable balance. Days of inventory supply is calculated using the current period inventory balance divided by an estimate of the inventoriable portion of cost of goods sold expressed in days.

(2) Return percentages are calculated using (loss) income from continuing operations.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

The following discussion is intended to be read in conjunction with Item 1. *Business*, the Consolidated Financial Statements and related notes that appear elsewhere in this Annual Report on Form 10-K.

Overview

Imation is a global scalable storage and data security company. Our portfolio includes tiered storage and security offerings for business and products designed to manage audio and video information in the home. Imation reaches customers in more than 100 countries through a global distribution network and well recognized brands.

Optical media product revenue comprised 39.6 percent, 42.4 percent and 44.8 percent of our total consolidated revenue in 2011, 2010 and 2009, respectively. The optical media market continues to contract as consumers adopt alternatives such as digital streaming, hard disk and flash media, resulting in decreasing revenues. We believe we are generally maintaining our worldwide market share. During 2010 and 2011 we saw significant price increases for the raw materials required to produce optical media, particularly polycarbonate which is made out of oil and silver. These raw materials price increases were passed on to us in 2011 by our suppliers, mitigated partially by successfully negotiated price increases with our customers, causing gross margin pressures. The contracting optical media market size and increasing raw materials prices impacted all of our segments resulting in decreasing revenues and gross margins. During 2011, we reversed $7.8 million of accruals related to prior year European optical media copyright levies payable for which we considered payment remote. See Note 2 to the Consolidated Financial Statements for further information regarding levies.

Magnetic product revenue comprised 25.4 percent, 23.8 percent and 24.6 percent of our total consolidated revenue in 2011, 2010 and 2009, respectively. While we expect the demand for data storage capacity to increase, advances in technology allow increasingly more data to be stored on a single unit of magnetic tape and thus over the recent past the market has declined each year. While the market is getting smaller, we believe we are maintaining our market share in all of our regional business segments. During 2011, in order to gain efficiencies and reduce manufacturing costs, we discontinued tape coating operations at our Weatherford, Oklahoma facility. We signed a strategic agreement with TDK Corporation to jointly develop and manufacture magnetic tape technologies. Under the agreement, we are collaborating on the research and development of future tape formats in both companies' research centers in the United States and Japan and we consolidated tape coating operations to the TDK Yamanashi manufacturing facility. The contracting magnetic tape market size impacted all of our segments resulting in decreasing revenues, and we expect these trends to continue into 2012.

Other traditional storage product revenue comprised 3.7 percent, 4.3 percent and 4.7 percent of our total consolidated revenue in 2011, 2010 and 2009, respectively. We expect the demand for audio video tape and optical drives, the products which comprise the majority of the revenue in this category, to decrease similarly to our magnetic products.

Secure and scalable storage product revenue comprised 16.3 percent, 14.2 percent and 10.0 percent of our total consolidated revenue in 2011, 2010 and 2009, respectively. During 2011 we committed substantial investment in secure and scalable storage products to complement our Defender line of secure storage products with the acquisitions of the Encryptx security solutions for removable storage devices and removable storage media from BeCompliant Corporation, the secure data storage hardware business of IronKey Systems, Inc. (IronKey), the portable security solutions and technologies of MXI Security from Memory Experts International, Inc. and certain intellectual assets of Prostor Systems and Nine Technology. With these investments, we have expanded our offerings of encrypted and biometric USB drives, encrypted and biometric hard disk drives, secure portable desktop solutions, and software solutions, including products which contain various security features such as password authentication, encryption and remote manageability. With our acquisition of ProStor Systems' InfiniVault data-archive appliance and related technologies for our scalable storage portfolio, we've added a new portfolio of data protection and data archive appliances designed to help data-intensive, compliance-driven small and medium sized businesses retain, retrieve and recover valuable data. We are moving beyond removable storage offerings to a portfolio of appliances designed specifically for the storage needs of small and medium businesses. We anticipate revenue from secure and scalable storage products to grow during 2012 in all of our regional business segments.

Audio and video information product revenue comprised 15.0 percent, 15.3 percent and 15.9 percent of our total consolidated revenue in 2011, 2010 and 2009, respectively. During 2011, we rationalized our product lines by exiting certain products which were not achieving adequate gross margins, such as TVs, video players and gaming. Our new audio and video information products are designed to provide consumers with a unique, high quality user experience. We anticipate revenue from audio and video information products to grow as a result of new product offerings during 2012 in all of our regional business segments.

Overall, we expect revenue in 2012 to decline when compared with 2011. As we exit 2012 and enter 2013, we target the Company to return to growth. Further, we target long-term future revenue growth rates of 3 to 5 percent. We are targeting 2012 revenue from our recent acquisitions of approximately $45 million to $50 million. We are targeting gross margins moving towards 20 percent in 2012 with long-term future gross margins of approximately 20 percent or more. We estimate research and development expenses in 2012 increasing to approximately 2 percent of revenue. We project selling, general and administrative expenses in 2012 of approximately 17.5 percent of revenue and then decreasing over time as revenues grow. We anticipate operating income excluding restructuring and other charges to be flat in 2012 compared to 2011, with long-term annual operating income targeted at 4 to 5 percent of revenue.

We target revenue from traditional storage products in the future to decline at an annual rate of 14 to 18 percent with stabilizing gross margins. We target revenue from secure and scalable storage products to grow 15 to 30 percent due to leveraging our recently completed acquisitions in mobile security and scalable storage and the developing RDX market. We target revenue from audio and video information products in the future to grow 5 to 15 percent with gross margins increasing overtime to approximately 20 percent. We are targeting future gross margins over time to improve to in excess of 20 percent.

Factors Affecting Comparability of our Financial Results

Discontinued Operations

As a result of the wind down of our Global Data Media (GDM) business joint venture during 2009 it was determined that the GDM operations and cash flows would be eliminated from our ongoing operations and that we would not have any significant continuing involvement in the operations of GDM after the exit from the joint venture. As a result, these operations are presented in our Consolidated Financial Statements as discontinued operations for all periods presented. GDM was a joint venture created to market optical media products with Moser Baer India Ltd. (MBI). Since the inception of the joint venture in 2003, we held a 51 percent ownership in the business. As the controlling shareholder, we have historically consolidated the results of the joint venture in our financial statements. GDM was included partially in the Americas and Europe segments. Operating results of the GDM business joint venture are included as discontinued operations for the current period and all prior periods presented in the Consolidated Statements of Operations. See Note 4 to the Consolidated Financial Statements for further information.

Executive Summary

2011 Consolidated Results of Operations

- Revenue of $1,290.4 million in 2011 was down 11.7 percent compared with revenue of $1,460.9 million in 2010.
- Gross margin of 16.8 percent in 2011 was up from 15.5 percent in 2010.
- Selling, general and administrative expense was $203.7 million in 2011, up $1.2 million, compared with $202.5 million in 2010.
- Research and development expense was $21.0 million in 2011, up $4.6 million, compared with $16.4 million in 2010.
- We recorded non-cash goodwill impairment charges of $1.6 million in 2011 and $23.5 million in 2010.
- Restructuring and other expense was $21.5 million in 2011 and $51.1 million in 2010, primarily related to previously announced restructuring programs.
- Other (income) expense was $9.8 million in 2011, up $3.1 million, compared with $6.7 million in 2010.
- Operating loss was $33.1 million in 2011 compared with $69.7 million in 2010.
- The income tax provision was $3.8 million in 2011 compared with $81.9 million in 2010.

2011 Cash Flow/Financial Condition

- Cash and cash equivalents totaled $223.1 million as of December 31, 2011 compared with $304.9 million as of December 31, 2010.
- Cash flow used in operating activities was $16.3 million for 2011 compared with cash flow provided by operating activities of $151.4 million for 2010.

Results of Operations

Net Revenue

	Years Ended December 31,			Percent Change	
	2011	2010	2009	2011 vs. 2010	2010 vs. 2009
		(In millions)			
Net revenue	$1,290.4	$1,460.9	$1,649.5	(11.7)%	(11.4)%

Our worldwide revenue in 2011 decreased compared with 2010 due to declines in traditional storage products of $142.9 million, including $107.4 million from optical products and $20.4 million from magnetic products, as well as $30.2 million from audio and video information products driven by planned rationalization of our video products, offset partially by increases in secure and scalable storage products of $2.6 million. Revenue was positively impacted by foreign currency translation of four percent.

Our worldwide revenue in 2010 decreased compared with 2009 driven by declines in traditional storage products of $191.8 million, including $118.7 million from optical products and $58.2 million from magnetic products, as well as $38.9 million from audio and video information products driven in part by planned rationalization of our video products, offset partially by increases in secure and scalable storage products of $42.1 million.

Gross Profit

	Years Ended December 31,			Percent Change	
	2011	2010	2009	2011 vs. 2010	2010 vs. 2009
		(In millions)			
Gross profit	$216.7	$226.4	$264.0	(4.3)%	(14.2)%
Gross margin	16.8%	15.5%	16.0%		

Gross profit decreased in 2011 compared with 2010 due primarily to lower revenues from optical products and magnetic products, as well as inventory write-offs of $9.1 million which were part of our restructuring programs, offset partially by higher gross margins on all product categories. Optical gross profit was benefited by $7.8 million related to the reversal of European levies accrued in prior years and price increases which were partially offset by optical supplier price increases of $12.8 million.

Gross profit decreased in 2010 compared with 2009 due primarily to lower revenues from traditional storage products and inventory write-offs of $14.2 million which were part of our 2011 manufacturing redesign restructuring plan, offset partially by gross profit increases in secure and scalable storage products of $9.5 million and audio and video information products of $4.2 million.

Total gross margins increased in 2011 compared with 2010 primarily due to the reversal of European levies accrued as well as price increases, offset partially by optical supplier cost increases along with changes in product mix. Total gross margins decreased in 2010 compared with 2009 primarily due to inventory write-offs which were part of our restructuring plan.

Selling, General and Administrative (SG&A)

	Years Ended December 31,			Percent Change	
	2011	2010	2009	2011 vs. 2010	2010 vs. 2009
		(In millions)			
Selling, general and administrative	$203.7	$202.5	$229.7	0.6%	(11.8)%
As a percent of revenue	15.8%	13.9%	13.9%		

SG&A expense was essentially flat in 2011 compared with 2010 and was impacted by lower compensation expense, the reversal of a bad debt reserve of $2.7 million and cost control actions, offset by additional ongoing SG&A expenses related to our acquired businesses. This resulted in an increase in our SG&A expense as a percent of revenue in 2011 compared to 2010.

SG&A expense decreased in 2010 compared with 2009 due to lower legal expenses of $10.5 million related to the Philips litigation settled in July 2009 as well as cost control actions. As a percentage of revenue, our SG&A remained flat in 2010 compared with 2009.

Research and Development (R&D)

	Years Ended December 31,			Percent Change	
	2011	2010	2009	2011 vs. 2010	2010 vs. 2009
		(In millions)			
Research and development	$21.0	$16.4	$20.4	28.0%	(19.6)%
As a percent of revenue	1.6%	1.1%	1.2%		

R&D expense increased in 2011 compared with 2010 due to our investment to support growth initiatives in secure and scalable storage products. During 2011 we refocused our R&D effort to invest in four core product technology areas: secure storage, scalable storage, wireless/connectivity and magnetic tape. This resulted in an increase in our R&D expense as a percent of revenue in 2011 compared with 2010.

R&D expense decreased in 2010 compared with 2009 due to cost savings from restructuring activities and cost control actions. R&D expense as a percent of revenue in 2010 remained relatively flat compared with 2009.

Litigation Settlements

	Years Ended December 31,		
	2011	2010	2009
		(In millions)	
Litigation settlements	$2.0	$2.6	$49.0

A litigation settlement charge of $2.0 million was recognized in 2011. In September 2011 we entered into a settlement with Advanced Research Corp. (ARC) under which we agreed to pay ARC $2.0 million to settle a dispute relating to a supply agreement under which we purchased our requirements for magnetic heads to write servo patterns on magnetic tape prior to sale of the finished cartridges.

A litigation settlement charge of $2.6 million was recognized in 2010. On January 11, 2011, we signed a patent cross-license agreement with SanDisk to settle the two patent cases filed by SanDisk in Federal District Court against our flash memory products, including USB drives and solid state disk (SSD) drives. Under the terms of the cross-license, we will pay SanDisk royalties on certain flash memory products that were previously not licensed. The specific terms of the cross-license are confidential. The cross-license agreement required us to make a one-time payment of $2.6 million in 2011, which was included in litigation settlement expense in the Consolidated Statements of Operations during 2010.

A litigation settlement charge of $49.0 million was recorded in 2009. We entered into a confidential settlement agreement ending all legal disputes with Philips Electronics N.V., U.S. Philips Corporation and North American Philips Corporation (collectively, Philips). We had been involved in a complex series of disputes in multiple jurisdictions regarding cross-licensing and patent infringement related to recordable optical media. The settlement provided resolution of all claims and counterclaims filed by the parties without any finding or admission of liability or wrongdoing by any party. As a term of the settlement, we agreed to pay Philips $53.0 million over a period of three years. Based on the present value of these settlement payments, we recorded a charge of $49.0 million in the second quarter of 2009. We made payments of $8.3 million, $8.2 million and $20.0 million in 2011, 2010 and 2009, respectively. Interest accretion of $1.2 million, $1.5 million and $0.8 million was recorded in 2011, 2010 and 2009, respectively. The interest accretion is included in the interest expense on our Consolidated Statements of Operations.

See Note 15 to the Consolidated Financial Statements for further information.

Goodwill Impairment

	Years Ended December 31,		
	2011	2010	2009
		(In millions)	
Goodwill impairment	$1.6	$23.5	$—

During 2011 we acquired substantially all of the assets of BeCompliant Corporation (doing business as Encryptx). The purchase price allocation resulted in goodwill of $1.6 million related to this acquisition, made up of expected strategic synergies and intangible assets that do not qualify for separate recognition. The goodwill was allocated to our existing Americas-Commercial reporting unit. Goodwill is considered impaired when its carrying amount exceeds its implied fair value. At the time of the acquisition the carrying amount of all of our reporting units significantly exceeded their fair value and we performed an impairment test. Based on the goodwill test performed as of March 31, 2011, we determined that the carrying amount of the goodwill in the Americas-Commercial reporting unit, including the assets of Encryptx, exceeded the implied fair value and, therefore, the goodwill was fully impaired.

During 2010 we made certain changes to our business segments. As a result of the segment change in 2010, the $23.5 million of goodwill which was previously allocated to the Electronics Products segment was merged into the Americas-Consumer reporting unit. See Note 14 to the Consolidated Financial Statements for further information about the changes of our segments in 2010. The Americas-Consumer reporting unit had a fair value that was significantly less than its carrying amount prior to the combination, which is a triggering event for an interim goodwill impairment test. Goodwill is considered impaired when its carrying amount exceeds its implied fair value. A two-step impairment test was performed to identify a potential impairment and measure an impairment loss to be recognized.

Based on the goodwill test performed in the second quarter of 2010, we determined that the carrying amount of the reporting unit significantly exceeded its fair value and that the $23.5 million of goodwill was fully impaired. See Note 6 to the Consolidated Financial Statements for further information about the goodwill impairment.

See Notes 2 and 6 to the Consolidated Financial Statements as well as Critical Accounting Policies and Estimates for further background and information on goodwill impairment.

Restructuring and Other

The components of our restructuring and other expense included in the Consolidated Statements of Operations were as follows:

	Years Ended December 31,		
	2011	2010	2009
		(In millions)	
Restructuring			
Severance and severance related	$ 7.0	$13.0	$11.2
Lease termination costs	3.3	1.7	0.7
Other	1.1	—	—
Total restructuring	11.4	14.7	11.9
Pension settlement/curtailment	2.5	2.8	11.7
Asset impairments	—	31.2	2.7
Asset disposals	7.0	—	—
Acquisition and integration related costs	2.6	—	—
Other	(2.0)	2.4	0.3
Total	$21.5	$51.1	$26.6

2011 Manufacturing Redesign Restructuring Program

On January 13, 2011, the Board of Directors approved a 2011 manufacturing redesign restructuring program of up to $55 million to rationalize certain product lines and discontinue tape coating operations at our Weatherford, Oklahoma facility by April 2011 and subsequently close the facility. We signed a strategic agreement with TDK to jointly develop and manufacture magnetic tape technologies. Under the agreement, we are collaborating on the research and development of future tape formats in both companies' research centers in the U.S. and Japan and we consolidated tape coating operations to the TDK Group Yamanashi manufacturing facility. We also recorded additional inventory write-offs related to this program due to end of life. Since the inception of this program, we have recorded a total of $21.7 million of inventory write-offs, $31.2 million of asset impairment charges, $3.2 million of severance and related expenses, $0.3 million for lease termination and modification costs and $0.9 million of site clean-up expenses. Therefore this program is substantially complete.

During 2011 we recorded restructuring charges of $0.3 million for lease termination and modification costs and site clean-up expenses of $0.9 million related to this program. We also recorded inventory write-offs of $7.5 million related to this program, which are included in cost of goods sold on our Consolidated Statements of Operations.

During 2010 we recorded restructuring charges of $3.2 million for severance and related expenses and $31.2 million of asset impairment charges primarily related to the Weatherford facility. We also recorded inventory write-offs of $14.2 million related to this program, which are included in cost of goods sold on our Consolidated Statements of Operations. Although this program was approved by the Board in 2011, these charges were recorded in 2010 as the charges were probable and we were able to make a reasonable estimate of the liability.

2011 Corporate Strategy Restructuring Program

On January 31, 2011, the Board of Directors approved the 2011 corporate strategy restructuring program of up to $35 million to rationalize certain product lines and increase efficiency and gain greater focus in support of our go-forward strategy. Major components of the program include charges associated with certain benefit plans, improvements to our global sourcing and distribution network and costs associated with both further rationalization of our product lines as well as evolving skill sets to align with our new strategy. Since the inception of this program, we have recorded a total of $10.4 million of severance and related expenses, $3.0 million of lease termination and modification costs, $1.6 million of inventory write-offs, $0.2 million of other charges and $0.3 million related to a pension curtailment charge.

During 2011 we recorded restructuring charges of $7.0 million for severance and related expenses, $3.0 million for lease termination and modification costs and $0.2 million of other charges. In addition, we also recorded inventory write-offs of $1.6 million related to the planned rationalization of certain product lines as part of this program, which are included in cost of goods sold in our Consolidated Statements of Operations.

During 2010 we recorded restructuring charges of $3.4 million for severance and related expenses and a pension curtailment charge of $0.3 million. Although this program was approved by the Board in 2011, these charges were recorded in 2010 as the charges were probable and we were able to make a reasonable estimate of the liability.

Prior Programs Substantially Complete

During 2010, we recorded $6.4 million of severance and related expenses, $1.7 million of lease termination costs, $2.5 million of pension settlement and curtailment charges, and $0.2 million of other charges related to our 2008 corporate redesign restructuring program. This program was initiated during the fourth quarter of 2008 and aligned our cost structure by reducing SG&A expenses. We reduced costs by rationalizing key accounts and products and by simplifying our corporate structure globally.

During 2009, we recorded $11.2 million of severance and related expenses, $0.1 million of lease termination costs and $11.7 million of pension settlement and curtailment charges related to our 2008 corporate redesign restructuring program. Additionally during 2009, we recorded $0.9 million of lease termination costs related to our 2008 cost reduction restructuring program. This program began in the third quarter of 2008 when our Board of Directors approved the Camarillo, California restructuring plan as further implementation of our manufacturing strategy. In order to partially mitigate projected declines in tape gross profits in future years, we ended manufacturing at our Camarillo plant and exited the facility during 2008. The 2008 cost reduction restructuring program also included our decision to consolidate the Cerritos, California business operations into Oakdale, Minnesota. During 2009, we consolidated the previous Cerritos activities into a single headquarters location in order to achieve better focus, gain efficiencies across brands and channels and reduce cost. We recorded $0.3 million of income through the reversal of lease termination accruals related to previously announced programs.

Other

During 2011 we recorded additional pension settlement and curtailment losses of $2.5 million within restructuring and other expense in the Consolidated Statements of Operations as a result of the downsizing associated with our domestic restructuring activities. See Note 9 to the Consolidated Financial Statements for further information regarding pension settlements and curtailments.

Our Camarillo, California manufacturing facility ceased operations on December 31, 2008 and the facility, comprised of a building and property, was classified as held for sale. In an effort to increase the salability of the property, during the three months ended June 30, 2011 we demolished the building which resulted in a $7.0 million loss on disposal during the period. The land related to the facility continues to meet the criteria for held for sale accounting and, therefore, remains classified in other current assets on the Consolidated Balance Sheet as of December 31, 2011 at a book value of $0.2 million. On October 7, 2011 we entered into an agreement to sell the land for $10.5 million, contingent upon the change of certain zoning requirements for the land as well as other standard conditions. If these conditions are met, the sale is expected to close in 2013.

Also during 2011 we recorded acquisition and integration related costs as a result of our acquisition activities of $2.6 million within restructuring and other expense in the Consolidated Statements of Operations. Also during 2011 we amended a long-term disability benefit plan, resulting in a $2.0 million gain.

During 2010, other expenses included costs associated with the announced retirement of our former Vice Chairman and Chief Executive Officer, including a severance related charge of $1.4 million and a charge of $0.8 million related to the accelerated vesting of his unvested options and restricted stock.

During 2009 we incurred net asset impairment charges of $2.7 million and other charges of $0.3 million related mainly to the abandonment of certain manufacturing and R&D assets as a result of our restructuring activities.

See Note 7 to the Consolidated Financial Statements for further information regarding our various restructuring programs and other expenses.

Operating Loss

	Years Ended December 31,			Percent Change	
	2011	2010	2009	2011 vs. 2010	2010 vs. 2009
		(In millions)			
Operating loss	$(33.1)	$(69.7)	$(61.7)	(52.5)%	13.0%
As a percent of revenue	(2.6)%	(4.8)%	(3.7)%		

Operating loss decreased in 2011 compared with 2010 primarily due to lower restructuring and other charges of $29.6 million and lower goodwill impairment charges of $21.9 million, partially offset by lower revenue resulting in lower gross profit of $9.7 million as well as higher R&D expense of $4.6 million, each as discussed above.

Operating loss increased in 2010 compared with 2009 due to lower revenues resulting in lower gross profit of $37.6 million, higher restructuring and other expense of $24.5 million and goodwill impairment of $23.5 million, offset partially by lower operating expenses of $31.2 million and lower litigation settlement expenses of $46.4 million, each as discussed above.

The 2010 operating loss was significantly impacted by restructuring and other expenses of $51.1 million, asset impairment of $31.2 million and inventory write-offs of $14.2 million as well as a litigation settlement charge of $2.6 million. Our 2009 operating loss was significantly impacted by the Philips litigation settlement charge of $49.0 million and restructuring and other charges of $26.6 million.

Other Expense

	Years Ended December 31,			Percent Change	
	2011	2010	2009	2011 vs. 2010	2010 vs. 2009
		(In millions)			
Interest income	$(0.9)	$(0.8)	$ (0.7)	12.5%	14.3%
Interest expense	3.7	4.2	2.9	(11.9)%	44.8%
Other expense, net	7.0	3.3	12.8	112.1%	(74.2)%
Other expense	$ 9.8	$ 6.7	$15.0	46.3%	(55.3)%
As a percent of revenue	0.8%	0.5%	0.9%		

Interest income remained relatively constant in 2011 compared with 2010. Our interest expense decreased in 2011 compared with 2010 due to decreased amortization of capitalized fees related to securing our credit facility and decreased imputed interest related to our liability for the Philips litigation settlement. Other expense increased in 2011 compared with 2010 due to increases in foreign currency losses of $2.4 million. We attempt to mitigate the exposure to foreign currency volatility through our hedging program; however, our program is not designed to fully hedge our risk and as a result we experience some volatility in other income, especially in periods of significant foreign currency fluctuation. Other expense in 2010 benefited $2.0 million from a recovery of a note receivable from a commercial partner.

Interest income remained relatively constant in 2010 compared with 2009 primarily due to higher average cash balances during the year, offset by reduced interest rates year-over-year. Our interest expense increased in 2010 compared with 2009 due to increased amortization of capitalized fees related to securing our credit facility of $1.1 million and increased imputed interest related to our liability for the Philips litigation settlement of $0.7 million, offset partially by reduced interest on borrowings of $0.5 million. Our other expense net decreased in 2010, compared with 2009, due to declines in foreign currency losses of $4.5 million and a $3.0 million reserve for a note receivable from one of our commercial partners recorded in 2009, offset partially by a recovery of $2.0 million in 2010.

Income Tax Provision (Benefit)

	Years Ended December 31,		
	2011	2010	2009
		(In millions)	
Income tax provision (benefit)	$3.8	$81.9	$(32.7)
Effective tax rate	NM	NM	42.6%

NM - Not meaningful

The 2011 income tax provision primarily represents tax expense related to operations outside the United States as well as foreign withholding taxes. We maintain a valuation allowance related to our U.S. deferred tax assets and, therefore, no tax provision or benefit was recorded related to 2011 U.S. results. Because of the valuation allowance, the effective tax rates for 2011 and 2010 are not meaningful.

The change in our income tax provision (benefit) for 2010, as compared to 2009, was primarily due to the establishment of a valuation allowance on our U.S. deferred tax assets. During the fourth quarter of 2010, we recognized significant restructuring charges related to our U.S. operations. Due to these charges and cumulative losses incurred in recent years, we were no longer able to conclude that it was more-likely-than-not that our U.S. deferred tax assets would be fully realized. Therefore, during 2010, we recorded a charge to establish a valuation allowance of $105.6 million related to our U.S. deferred tax assets. The valuation allowance charge is included in income tax provision on our Consolidated Statement of Operations.

Other items that had an impact on the 2010 effective tax rate included a change in the state tax effective rate, reserves for uncertain tax positions, foreign earnings subject to U.S. taxation, and changes in the mix of income by jurisdiction. See Note 10 to the Consolidated Financial Statements for further information.

Items that had an impact on the 2009 effective tax rate include an increase in the state tax effective rate, additional reserves for uncertain tax positions and the change in proportion of income by jurisdiction.

As of December 31, 2011 and 2010 we had valuation allowances of $141.1 million and $127.4 million, respectively, to account for deferred tax assets we have concluded are not considered to be more-likely-than-not to be realized in the future due to our cumulative losses in recent years. The deferred tax assets subject to valuation allowance include certain U.S. and foreign operating loss carryforwards, certain U.S. deferred tax deductions, and certain tax credit carryforwards.

Segment Results

Our business is organized, managed and internally and externally reported as segments differentiated by the regional markets we serve: Americas, Europe, North Asia and South Asia. Each of these geographic segments has responsibility for selling generally all of our product lines.

- Our Americas segment includes North America, Central America and South America.
- Our Europe segment includes Europe and parts of Africa.
- Our North Asia segment includes Japan, China, Hong Kong, Korea and Taiwan.
- Our South Asia segment includes Australia, Singapore, India, the Middle East and parts of Africa.

We evaluate segment performance based on revenue and operating income (loss). Revenue for each segment is generally based on customer location where the product is shipped. The operating income (loss) reported in our segments excludes corporate and other unallocated amounts. Although such amounts are excluded from the business segment results, they are included in reported consolidated results. Corporate and unallocated amounts include litigation settlement expense, goodwill impairment expense, research and development expense, corporate expense, stock-based compensation expense and restructuring and other expenses which are not allocated to the segments.

Information related to our segments is as follows:

Americas

	Years Ended December 31,			Percent Change	
	2011	2010	2009	2011 vs. 2010	2010 vs. 2009
		(In millions)			
Net revenue	$595.9	$712.9	$834.2	(16.4)%	(14.5)%
Operating income	8.4	36.8	48.3	(77.2)%	(23.8)%
As a percent of revenue	1.4%	5.2%	5.8%		

The Americas segment was our largest segment comprising 46.2 percent, 48.8 percent and 50.6 percent of our total consolidated revenue in 2011, 2010 and 2009, respectively. The Americas segment revenue decreased in 2011 compared with 2010 driven primarily by the decreases in revenue from optical products of $57.3 million, audio and video information products of $41.1 million due to planned rationalization of certain product lines and magnetic products of $25.7 million. Operating income decreased in 2011 compared with 2010 driven primarily by decreases in revenue and lower gross margins on optical and magnetic products and decreases in revenue on audio and video information products, partially offset by higher gross margins on secure and scalable storage products.

The Americas segment revenue decreased in 2010 compared with 2009 driven primarily by declines in revenues from traditional storage products of $82.2 million and audio and video information products of $48.8 million, partially offset by higher revenue from secure and scalable storage products of $8.8 million. Operating income decreased in 2010 compared with 2009 driven primarily by decreases in gross profits from traditional storage products, partially offset by higher gross margins on secure and scalable storage products. Operating income as a percentage of revenue decreased in 2010 compared with 2009 driven primarily by decreases in revenue and gross margin on traditional storage products, partially offset by lower SG&A.

Europe

	Years Ended December 31,			Percent Change	
	2011	2010	2009	2011 vs. 2010	2010 vs. 2009
		(In millions)			
Net revenue	$248.0	$289.8	$370.5	(14.4)%	(21.8)%
Operating income (loss)	10.3	(0.6)	2.4	NM	NM
As a percent of revenue	4.2 %	(0.2)%	0.6%		

NM - Not meaningful

The Europe segment revenue comprised 19.2 percent, 19.8 percent and 22.5 percent of our total consolidated revenue in 2011, 2010 and 2009, respectively. The Europe segment revenue decreased in 2011 compared with 2010 driven primarily by decreases in revenue from optical products of $31.4 million. Operating income increased in 2011 compared with 2010 driven primarily by the higher gross margins on optical products mainly due to the reversal of prior year European optical media copyright levy payables of $7.8 million for which we considered payment remote. Revenue was benefited by foreign currency impacts of approximately six percent.

The Europe segment revenue decreased in 2010 compared with 2009 due to declines in revenues from traditional storage products of $90.2 million, offset partially by increases in secure and scalable storage products of $8.0 million. Operating income decreased in 2010 compared with 2009 driven primarily by the declines in revenue on traditional storage products, offset partially by lower SG&A costs. Revenue was impacted by unfavorable foreign currency of approximately two percent.

North Asia

	Years Ended December 31,			Percent Change	
	2011	2010	2009	2011 vs. 2010	2010 vs. 2009
		(In millions)			
Net revenue	$307.2	$315.2	$306.9	(2.5)%	2.7%
Operating income	12.5	14.9	15.3	(16.1)%	(2.6)%
As a percent of revenue	4.1%	4.7%	5.0%		

The North Asia segment revenue comprised 23.8 percent, 21.6 percent and 18.6 percent of our total consolidated revenue in 2011, 2010 and 2009, respectively. The North Asia segment revenue decreased in 2011 compared with 2010 driven primarily by declines in revenue from optical products of $14.4 million, partially offset by higher revenue from audio and video information products of $5.3 million. Operating income decreased in 2011 compared with 2010 driven primarily by decreases in revenue and lower gross margins on optical products and higher SG&A expense, partially offset by the reversal of a bad debt reserve of $2.7 million and higher gross margins on secure and scalable products. Revenue was benefited by foreign currency impacts of approximately eight percent.

The North Asia segment revenue increased in 2010 compared with 2009 primarily due to higher revenues from secure and scalable storage products of $10.6 million and audio and video information products of $3.3 million, offset partially by decreases in traditional storage products of $5.5 million. Operating income declined in 2010 compared with 2009 driven by slightly lower margins in traditional storage products. Revenue was benefited by foreign currency impacts of approximately six percent.

South Asia

	Years Ended December 31,			Percent Change	
	2011	2010	2009	2011 vs. 2010	2010 vs. 2009
		(In millions)			
Net revenue	$139.3	$143.0	$137.9	(2.6)%	3.7%
Operating income	4.0	4.0	2.6	—%	53.8%
As a percent of revenue	2.9%	2.8%	1.9%		

The South Asia segment revenue comprised 10.8 percent, 9.8 percent and 8.4 percent of our total consolidated revenue in 2011, 2010 and 2009, respectively. The South Asia segment revenue decreased in 2011 compared with 2010 driven primarily by decreases in revenue from optical products of $4.6 million and other traditional storage products of $2.8 million, partially offset by higher revenue from audio and video information of $4.4 million. Operating income remained unchanged in 2011 compared with 2010, impacted by higher gross margins on audio and video information products offset by higher SG&A costs. Revenue was benefited by foreign currency impacts of approximately six percent.

The South Asia segment revenue increased in 2010 compared with 2009 due to higher revenues from secure and scalable storage products of $14.7 million and audio and video information products of $4.9 million, offset partially by decreases in traditional storage products of $14.2 million. Operating income increased in 2010 compared with 2009 driven primarily by higher gross margin percentages across all product categories, offset partially by increased SG&A costs. Revenue was benefited by foreign currency impacts of approximately six percent.

Corporate and Unallocated

	Years Ended December 31,			Percent Change	
	2011	2010	2009	2011 vs. 2010	2010 vs. 2009
		(In millions)			
Operating loss	$(68.3)	$(124.8)	$(130.3)	(45.3)%	(4.2)%

The corporate and unallocated operating loss includes costs which are not allocated to the business segments in management's evaluation of segment performance such as litigation settlement expense, goodwill impairment expense, research and development expense, corporate expense, stock-based compensation expense and restructuring and other expense. The operating loss decreased in 2011 compared with 2010 driven primarily by an asset impairment charge during 2010 of $31.2 million, a goodwill impairment charge during 2010 of $23.5 million, offset partially by increased restructuring and other expense related to our previously announced programs as well as the $7.0 million charge relating to the demolition of our Camarillo, California facility during 2011.

The corporate and unallocated operating loss in 2009 included a litigation settlement charge of $49.0 million, restructuring and other charges of $26.6 million and asset impairment charges of $2.7 million.

Financial Position

As of December 31, 2011, our cash and cash equivalents balance was $223.1 million, a decrease of $81.8 million compared with December 31, 2010. The decrease was primarily attributable to acquisition related payments of $47.0 million, pension contributions of $14.2 million, litigation settlement payments of $10.9 million, restructuring payments of $16.9 million and treasury stock repurchases of $9.7 million. Of our total cash balance, $135.3 million is held in the United States.

Accounts receivable days sales outstanding was 58 days as of December 31, 2011, up one day from December 31, 2010. Days sales outstanding is calculated using the count-back method, which calculates the number of days of most recent revenue that is reflected in the net accounts receivable balance.

Days of inventory supply was 85 days as of December 31, 2011, up sixteen days compared with 69 days as of December 31, 2010. These increases were primarily a result of changes in terms with our optical vendors from consignment to owned inventory during 2011. Days of inventory supply is calculated using the current period inventory balance divided by an estimate of the inventoriable portion of cost of goods sold expressed in days.

Our other current assets balance as of December 31, 2011 was $49.7 million, a decrease of $24.5 million from $74.2 million as of December 31, 2010. The decrease was primarily due to decreased restricted cash balances as the result of the related cash payments being made.

Goodwill as of December 31, 2011 was $31.3 million compared with no goodwill as of December 31, 2010. The increase was a result of the MXI Security and IronKey acquisitions.

Our intangible assets balance as of December 31, 2011 was $321.7 million, an increase of $1.3 million from $320.4 million as of December 31, 2010. The increase was primarily due to intangibles purchased as part of the MXI Security, IronKey and Nine Technology acquisitions offset partially by the amortization of intangible assets.

Our accounts payable balance as of December 31, 2011 was $205.2 million, a decrease of $14.0 million from $219.2 million as of December 31, 2010. The decrease in accounts payable was mainly due to reduced payment terms primarily to our optical suppliers.

Our other current liabilities balance as of December 31, 2011 was $151.2 million, a decrease of $21.1 million from $172.3 million as of December 31, 2010. The decrease is due to reduced restructuring and rebate accruals and the $10.5 million payment associated with the TDK value added tax liability which was paid from restricted cash, partially offset by the increase in current litigation settlement accruals to be paid in 2012.

Our other liabilities balance as of December 31, 2011 was $69.2 million, a decrease of $8.6 million from $77.8 million as of December 31, 2010. The decrease was primarily due to the reclassification of litigation settlement accruals which were $15.1 million at December 31, 2010, offset by the estimated fair value of future contingent consideration of $9.2 million related to our recent acquisitions.

Liquidity and Capital Resources

Cash Flows (used in) provided by Operating Activities:

	Years Ended December 31,		
	2011	2010	2009
		(In millions)	
Net loss	$(46.7)	$(158.5)	$ (42.2)
Adjustments to reconcile net loss to net cash provided by operating activities	73.9	185.4	121.1
Changes in operating assets and liabilities, net of effects from acquisitions	(43.5)	124.5	(11.4)
Net cash (used in) provided by operating activities	$(16.3)	$ 151.4	$ 67.5

Cash flows from operating activities can fluctuate significantly from period to period as many items can significantly impact cash flows. While operating activities resulted in a net use of cash in 2011, this was due to changes in operating assets and liabilities which used $43.5 million in cash. In 2011, 2010 and 2009 we contributed $14.2 million, $9.9 million and $10.3 million to our pensions worldwide, respectively. Operating cash outflows included restructuring payments of $16.9 million, $9.5 million and $22.3 million in 2011, 2010 and 2009, respectively, and litigation settlement payments of $10.9 million, $8.2 million and $20.0 million in 2011, 2010 and 2009, respectively. Cash provided by operating activities in 2010 was primarily a result of initiatives to improve working capital by lowering levels of inventory and changing payable and receivable terms. During 2010 we recorded a non-cash goodwill impairment charge of $23.5 million, asset impairment charges of $31.2 million, inventory impairment charges of $14.2 million and a valuation allowance against our U.S. deferred tax assets of $105.6 million.

Cash Flows (used in) provided by Investing Activities:

	Years Ended December 31,		
	2011	2010	2009
	(In millions)		
Capital expenditures	$ (7.3)	$ (8.3)	$(11.0)
License agreement	—	(5.0)	—
Acquisitions, net of cash acquired	(47.0)	—	—
Proceeds from sale of assets	—	0.2	13.0
Net cash (used in) provided by investing activities	$(54.3)	$(13.1)	$ 2.0

In 2011, we paid $47.0 million related to the acquisitions of certain assets of MXI Security for $24.5 million, IronKey for $19.0 million, Nine Technology for $2.0 million, Encryptx for $1.0 million and ProStor for $0.5 million. Cash used in investing activities was also impacted by $7.3 million of capital expenditures. See Note 4 to the Consolidated Financial Statements for further information regarding our acquisitions.

In 2010, we paid $5.0 million to extend our license agreement with ProStor Systems related to RDX removable hard disk systems. The acquisition of certain ProStor assets in 2011 excluded the portion of the business to which this license relates. In 2010, compared with 2009, capital expenditures decreased due to tenant improvements of $2.9 million in 2009 associated with certain leased out office space in our Oakdale, Minnesota headquarters.

Proceeds from the sale of assets in 2009 included the sale of our Anaheim, California real estate which netted $12.2 million of cash.

Cash Flows used in Financing Activities:

	Years Ended December 31,		
	2011	2010	2009
	(In millions)		
Purchase of treasury stock	$(9.7)	$ —	$ —
Exercise of stock options	0.6	—	—
Debt issuance costs	—	(1.0)	(3.2)
Net cash used in financing activities	$(9.1)	$(1.0)	$(3.2)

On January 28, 2008, the Board of Directors authorized a share repurchase program increasing the total outstanding authorization to 3.0 million shares of common stock. During 2011 we repurchased 1.1 million shares. We did not repurchase shares during 2010 or 2009. Since the inception of the program we have repurchased a total of 1.8 million shares at an average price of $23.97 per share and 1.2 million shares remain outstanding under the authorization as of December 31, 2011.

No dividends were declared or paid during 2011, 2010 or 2009. Any future dividends are at the discretion of and subject to the approval of our Board of Directors.

Cash used in financing activities of $1.0 million and $3.2 million during 2010 and 2009, respectively, were due to cash payments made to amend and extend our line of credit. These issuance costs were capitalized in our Consolidated Balance Sheets.

On March 30, 2006, we entered into a credit agreement (the Credit Agreement) with a group of banks that were party to our prior credit agreement. On August 3, 2010, the Credit Agreement was amended and restated to add Imation Europe B.V. as a borrower (European Borrower), reduce the borrowing rate 50 basis points and extend the maturity one year, to March 29, 2013. While the amendment did not change the senior revolving credit facility amount of $200 million, it provides for sublimits of $150 million in the United States and $50 million in Europe.

Borrowings under the Credit Agreement as amended (collectively the Amended Credit Agreement) would have borne interest through December 31, 2009 at a rate equal to (i) the Eurodollar Rate (as defined in the Amended Credit Agreement) plus 3.00 percent or (ii) the Base Rate (as defined in the Amended Credit Agreement) plus 2.00 percent. On January 1, 2010, the applicable margins for the Eurodollar Rate and the Base Rate became subject to adjustments based on average daily availability (as defined in the Amended Credit Agreement), as set forth in the definition of "Applicable Rate" in the Amended Credit Agreement.

Our U.S. obligations under the Amended Credit Agreement are guaranteed by the material domestic subsidiaries of Imation Corp. (the Guarantors) and are secured by a first priority lien (subject to customary exceptions) on the real property comprising Imation Corp.'s corporate headquarters and all of the personal property of Imation Corp., its subsidiary Imation Enterprises Corp., which is also an obligor under the Amended Credit Agreement, and the Guarantors. Advances under the U.S. portion of the Credit Facility are limited to the lesser of (a) $150 million and (b) the "U.S. borrowing base." The U.S. borrowing base is equal to the following:

- up to 85 percent of eligible accounts receivable; plus
- up to the lesser of 65 percent of eligible inventory or 85 percent of the appraised net orderly liquidation value of eligible inventory; plus
- up to 60 percent of the appraised fair market value of eligible real estate (the Original Real Estate Value), such Original Real Estate Value to be reduced each calendar month by 1/84th, provided, that the Original Real Estate Value shall not exceed $40 million; plus
- such other classes of collateral as may be mutually agreed upon and at advance rates as may be determined by the Agent; minus
- such reserves as the Agent may establish in good faith.

Our European obligations under the Credit Agreement are secured by a first priority lien on substantially all of the material personal property of the European Borrower. Advances under the European portion of the Credit Facility are limited to the lesser of (a) $50 million and (b) the "European borrowing base." The European borrowing base calculation is fundamentally the same as the U.S. borrowing base, subject to certain differences to account for European law and other similar issues.

During the twelve months ended December 31, 2011 interest on borrowings under the Amended Credit Agreement would have been at a variable rate of interest of approximately 5.0 percent. However, we did not have borrowings under the Credit Agreement during 2011.

The Amended Credit Agreement contains covenants which are customary for similar credit arrangements, including covenants relating to financial reporting and notification; payment of indebtedness, taxes and other obligations; compliance with applicable laws; and limitations regarding additional liens, indebtedness, certain acquisitions, investments and dispositions of assets. We were in compliance with all covenants as of December 31, 2011. The Amended Credit Agreement also contains a conditional financial covenant that requires us to have a Consolidated Fixed Charge Coverage Ratio (as defined in the Amended Credit Agreement) of not less than 1.20 to 1.00 during certain periods described in the Amended Credit Agreement. At December 31, 2011 the condition did not arise such that the Consolidated Fixed Charge Coverage Ratio was required as a covenant. As of December 31, 2011, our total availability under the Credit Facility was $127.6 million

We had $88 million of cash outside the U.S. at December 31, 2011. We also have significant net operating loss carryforwards offset by a full valuation allowance in the U.S. The calculation of a deferred tax liability on the repatriation of the cash outside the U.S. is impractical. However, because of the valuation allowance in the U.S., we do not believe there would be any significant impact to earnings if we were to remit this foreign held cash.

Our liquidity needs for 2012 include the following: restructuring payments of approximately $5 million to $10 million, litigation settlement payments of $18.5 million, capital expenditures of approximately $8 million to $12 million, pension funding of approximately $7 million to $10 million, operating lease payments of approximately $8 million, any amounts associated with strategic acquisitions, any amounts associated with organic investment opportunities and any amounts associated with the repurchase of common stock under the authorization discussed above. We expect that cash and cash equivalents, together with cash flow from operations and availability of borrowings under our current sources of financing, will provide liquidity sufficient to meet these needs and for our operations.

Off-Balance Sheet Arrangements

Other than the operating lease commitments discussed in Note 15 to the Consolidated Financial Statements, we are not using off-balance sheet arrangements, including special purpose entities.

Summary of Contractual Obligations

	Payments Due by Period				
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
			(In millions)		
Operating lease obligations	$ 17.9	$ 7.8	$ 8.7	$1.3	$ 0.1
Purchase obligations(1)	218.8	211.0	6.2	1.6	—
Litigation settlements	18.5	18.5	—	—	—
Other liabilities(2)	39.8	—	—	—	39.8
Total	$295.0	$237.3	$14.9	$2.9	$39.9

(1) The majority of the purchase obligations consist of 90-day rolling estimates. In most cases, we provide suppliers with a three to six month rolling forecast of our demand. The forecasted amounts are generally not binding on us. However, it may take up to 60 days from the purchase order issuance to receipt, depending on supplier and inbound lead time. Effective December 8, 2009, we began an agreement with a third party to outsource certain aspects of our information technology support. While the agreement is cancelable at any time with certain cash penalties, our obligation through the expected termination date of January 2016 is included above.

(2) Timing of payments for the vast majority of other liabilities cannot be reasonably determined and, as such, have been included in the "More Than 5 Years" category. This amount includes $17.6 million of reserves for uncertain tax positions including accrued interest and penalties and the long-term fair value of contingent consideration related to acquisitions of $9.9 million.

The table above does not include payments for non-contributory defined benefit pension plans. It is our general practice, at a minimum, to fund amounts sufficient to meet the requirements set forth in applicable benefits laws and local tax laws. From time to time, we contribute additional amounts, as we deem appropriate. We expect to contribute approximately $7 million to $10 million to our pension plans in 2012 and have $29.3 million recorded in other liabilities related to pension plans as of December 31, 2011.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations is based upon our Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures of contingent assets and liabilities. On an on-going basis, we evaluate our estimates to ensure they are consistent with historical experience and the various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions and could materially impact our results of operations.

We believe the following critical accounting policies are affected by significant judgments and estimates used in the preparation of our Consolidated Financial Statements:

Income Tax Accruals and Valuation Allowances. We are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax obligations based on expected taxable income, statutory tax rates and tax credits allowed in the various jurisdictions in which we operate. Tax laws require certain items to be included in our tax returns at different times than the items are reflected in our results of operations. Some of these differences are permanent, such as expenses that are not deductible in our tax returns, and some are temporary differences that will reverse over time. Temporary differences result in deferred tax assets and liabilities, which are included within our Consolidated Balance Sheets. We must assess the likelihood that our deferred tax assets will be realized and establish a valuation allowance to the extent necessary. Significant judgment is required in evaluating our tax positions, and in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets.

We record income taxes using the asset and liability approach. Under this approach, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the book and tax basis of assets and liabilities. We measure deferred tax assets and liabilities using the enacted statutory tax rates that are expected to apply in the years in which the temporary differences are expected to be recovered or paid.

We regularly assess the likelihood that our deferred tax assets will be recovered in the future. A valuation allowance is recorded to the extent we conclude a deferred tax asset is not considered to be more-likely-than-not to be realized. We consider all positive and negative evidence related to the realization of the deferred tax assets in assessing the need for a valuation allowance. If we determine we will not realize all or part of our deferred tax assets, an adjustment to the deferred tax asset will be charged to earnings in the period such determination is made.

During the fourth quarter of 2010, we recognized significant restructuring charges related to our U.S. operations. Due to these charges and cumulative losses incurred in recent years, we were no longer able to conclude that it was more-likely-than-not that our U.S. deferred tax assets would be fully realized. Therefore, during 2010, we recorded a charge to establish a valuation allowance of $105.6 million related to our U.S. deferred tax assets. The valuation allowance charge in 2010 is included in income tax provision on our Consolidated Statement of Operations. In 2011 we have concluded that it is necessary to maintain a valuation allowance on our U.S. deferred tax assets.

The accounting estimate for valuation allowances against deferred tax assets is a critical accounting estimate because judgment is required in assessing the likely future tax consequences of events that have been recognized in our financial statements or tax returns. Our accounting for deferred tax consequences represents our best estimate of future events. A valuation allowance established or revised as a result of our assessment is recorded through income tax provision (benefit) in our Consolidated Statements of Operations. Changes in our current estimates due to unanticipated events, or other factors, could have a material effect on our financial condition and results of operations.

At December 31, 2011, our net deferred tax asset was $21.1 million, primarily related to foreign jurisdictions. These deferred tax assets are net of valuation allowance of $141.1 million. The valuation allowance primarily relates to our U.S. deferred tax assets not expected to be utilized in the future.

Our income tax returns are subject to review by various U.S. and foreign taxing authorities. As such, we record accruals for items that we believe may be challenged by these taxing authorities. The threshold for recognizing the benefit of a tax return position in the financial statements is that the position must be more-likely-than-not to be sustained by the taxing authorities based solely on the technical merits of the position. If the recognition threshold is met, the tax benefit is measured and recognized as the largest amount of tax benefit that, in our judgment, is greater than 50 percent likely to be realized.

The total amount of unrecognized tax benefits as of December 31, 2011 was $15.1 million, excluding accrued interest and penalties described below. If the unrecognized tax benefits were recognized in our Consolidated Financial Statements, $4.6 million would affect income tax expense and our related effective tax rate. The other $10.5 million of unrecognized tax benefit would reduce income tax expense, but would be offset by an increase in valuation allowance against deferred tax assets.

Interest and penalties recorded for uncertain tax positions are included in our income tax provision. As of December 31, 2011, $2.5 million of interest and penalties was accrued, excluding the tax benefit of deductible interest. The reversal of accrued interest and penalties would affect income tax expense and our related effective tax rate.

Our U.S. federal income tax returns for 2004 through 2010 remain subject to examination by the Internal Revenue Service. With few exceptions, we are no longer subject to examination by foreign tax jurisdictions, or state and city tax jurisdictions for years before 2005. In the event that we have determined not to file tax returns with a particular state or city, all years remain subject to examination by the tax jurisdiction.

The ultimate outcome of tax matters may differ from our estimates and assumptions. Unfavorable settlement of any particular issue may require the use of cash and could result in increased income tax expense. Favorable resolution could result in reduced income tax expense. It is reasonably possible that our unrecognized tax benefits could increase or decrease significantly during the next twelve months due to the resolution of certain U.S. and international tax uncertainties; however it is not possible to estimate the potential change at this time.

Litigation. We record a liability when a loss from litigation is known or considered probable and the amount can be reasonably estimated. Our current estimated range of liability related to pending litigation is based on claims for which we can estimate the amount or range of loss. Based upon information presently available, we believe that accruals for these claims are adequate. Due to uncertainties related to both the amount and range of loss on the remaining pending litigation, we are unable to make a reasonable estimate of the liability that could result from an unfavorable outcome. While these matters could materially affect operating results in future periods depending on the final resolution, it is our opinion that after final disposition, any monetary liability to us beyond that provided in the Consolidated Balance Sheet as of December 31, 2011, would not be material to our financial position. As additional information becomes available, the potential liability related to pending litigation will be assessed and estimates will be revised as necessary.

Intangibles. We record all assets and liabilities acquired in purchase acquisitions, including intangibles, at fair value. Intangible assets with a definite life are amortized based on a pattern in which the economic benefits of the assets are consumed, typically with useful lives ranging from one to 30 years. The initial recognition of intangible assets, the determination of useful lives and subsequent impairment analysis require management to make subjective judgments concerning estimates of how the acquired assets will perform in the future using valuation methods including discounted cash flow analysis. We evaluate assets on our balance sheet, including such intangible assets, whenever events or changes in circumstances indicate that their carrying value may not be recoverable. Factors such as unfavorable variances from forecasted cash flows, established business plans or volatility inherent to external markets and industries may indicate a possible impairment that would require an impairment test. While we believe that the current carrying value of these assets is not impaired, materially different assumptions regarding future performance of our businesses, which in many cases require subjective judgments concerning estimates, could result in significant impairment losses. The test for impairment requires a comparison of the carrying value of the asset or asset group with their estimated undiscounted future cash flows. If the carrying value of the asset or asset group is considered impaired, an impairment charge is recorded for the amount by which the carrying value of the asset or asset group exceeds its fair value. As of December 31, 2011, we had $321.7 million of definite-lived intangible assets subject to amortization. Due to additional losses, particularly in the U.S., an impairment test was triggered and completed as of December 31, 2011, and no impairment was noted to exist. Given our intangible assets have remaining useful lives of more than 25 years, and our operating segment cash flows (which excludes cash used by our corporate segment) remain sufficient over the projection period, our total estimated undiscounted cash flows well exceed our carrying value of intangible assets. While we believe that the current carrying value of these assets is not impaired, materially different assumptions regarding future performance of our businesses could result in significant impairment losses.

Goodwill. We record all assets and liabilities acquired in purchase acquisitions, including goodwill, at fair value. The initial recognition of goodwill and subsequent impairment analysis require management to make subjective judgments concerning estimates of how the acquired assets will perform in the future using valuation methods including discounted cash flow analysis.

Goodwill is the excess of the cost of an acquired entity over the amounts assigned to assets acquired and liabilities assumed in a business combination. Goodwill is not amortized. Goodwill is considered impaired when its carrying amount exceeds its implied fair value. The first step of the impairment test involves comparing the fair value of the reporting unit to which goodwill was assigned to its carrying amount. The second step of the impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of the reporting unit's goodwill. If the carrying amount of the reporting unit's goodwill is greater than the implied fair value of the reporting unit's goodwill an impairment loss must be recognized for the excess. This involves measuring the fair value of the reporting unit's assets and liabilities (both recognized and unrecognized) at the time of the impairment test. The difference between the reporting unit's fair value and the fair values assigned to the reporting unit's individual assets and liabilities is the implied fair value of the reporting unit's goodwill.

Our reporting units for goodwill are our operating segments (Americas, Europe, North Asia and South Asia) with the exception of the Americas segment which is further divided between the Americas-Consumer, Americas-Commercial and Mobile Security reporting units as determined by sales channel.

In evaluating whether goodwill was impaired, we compared the fair value of the Mobile Security reporting unit to its carrying value (Step 1 of the impairment test). In calculating fair value, we used the income approach, a valuation technique under which we estimate future cash flows using the reporting unit's financial forecasts. Future estimated cash flows are discounted to their present value to calculate fair value. In determining the fair value of the Mobile Security reporting unit under the income approach, our expected cash flows are affected by various assumptions. Fair value on a discounted cash flow basis uses forecasts over a 10 year period with an estimation of residual growth rates thereafter. We use our business plans and projections as the basis for expected future cash flows. A discount rate of 16.5 percent was used to reflect the relevant risks of the higher growth assumed for this reporting unit. An increase in the discount rate of one percent would have decreased the reporting unit's fair value by approximately $5.0 million while a decrease in the discount rate by one percent would have increased the reporting unit's fair value by $6.0 million. The revenue growth rates in 2012 through 2014 are significant assumptions within the projections. If revenue were decreased 10 percent for each year without a change in projected SG&A costs or other cash flows, the indicated fair value of the reporting unit would be reduced by approximately $11.0 million.

The indicated excess in fair value over carrying value of the Mobile Security reporting unit in step one of the impairment test at November 30, 2011 and goodwill is as follows:

	Goodwill	Reporting Unit Carrying Amount	Excess of Fair Value Over Carrying Amount	Percentage of Fair Value Over Carrying Amount
			(In millions)	
Mobile Security	$31.3	$52.0	$13.0	25%

While this analysis indicates that this goodwill is not impaired, to the extent that actual results or other assumptions about future economic conditions or potential for our growth and profitability in this business changes, it is possible that our conclusion regarding the remaining goodwill could change, which could have a material effect on our financial position and results of operations.

During 2009 our reporting units for goodwill were our operating segments (Americas, Europe, Asia Pacific, and Electronic Products) with the exception of the Americas segment which was further divided between the Americas-Consumer and Americas-Commercial reporting units as determined by sales channel. During the second quarter of 2010 we realigned our corporate segments and reporting structure and combined our Electronic Products segment with our Americas segment, and we separated our Asia Pacific segment into North Asia and South Asia regions. As a result of the segment change, the goodwill of $23.5 million which was previously allocated to the Electronics Products segment was merged into the Americas-Consumer reporting unit. The Americas-Consumer reporting unit had a fair value that was significantly less than its carrying amount prior to the combination, which is a triggering event for an interim goodwill impairment test. A two-step impairment test was performed to identify a potential impairment and measure an impairment loss to be recognized. Based on this step of the impairment test, we determined that the full amount of remaining goodwill, $23.5 million, was impaired.

Excess Inventory and Obsolescence. We write down our inventory for excess, slow moving and obsolescence to the net realizable value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those we project, additional write-downs may be required. As of December 31, 2011, the estimated inventory write-downs for excess inventory and obsolescence for inventory on hand was $43.4 million.

Rebates. We maintain an accrual for customer rebates that totaled $45.2 million as of December 31, 2011 included in other current liabilities. This accrual requires a program-by-program estimation of outcomes based on a variety of factors including customer unit sell-through volumes and end user redemption rates. In the event that actual volumes and redemption rates differ from the estimates used in the accrual calculation, adjustments to the accrual, upward or downward, may be necessary.

Restructuring Reserves. Employee-related severance charges are largely based upon distributed employment policies and substantive severance plans. Generally, these charges are reflected in the quarter in which the Board approves the associated actions, the actions are probable and the amounts are estimable. In the event that the Board approves the associated actions post the balance sheet date, but ultimately confirms the existence of a probable liability as of the balance sheet date, a reasonable estimate of these charges are recorded in the period in which the probable liability existed. This estimate takes into account all information available as of the date the financial statements are issued. Severance amounts for which affected employees were required to render service in order to receive benefits at their termination dates were measured at the date such benefits were communicated to the applicable employees and recognized as expense over the employees' remaining service periods.

Copyright Levies. In many European Union ("EU") member countries, the sale of recordable optical media is subject to a private copyright levy. The levies are intended to compensate copyright holders for "fair compensation" for the harm caused by private copies made by natural persons of protected works under the European Copyright Directive, which became effective in 2002 ("Directive"). Levies are generally charged directly to the importer of the product upon the sale of the products. Payers of levies normally remit levy payments to collecting societies which in turn distribute funds to copyright holders. Levy systems of EU member countries must comply with the Directive, but individual member countries are responsible for administering their own systems. Since implementation, the levy systems have been the subject of numerous litigation and law making activities. On October 21, 2010, the European Court of Justice ("ECJ") ruled that fair compensation is an autonomous European law concept that was introduced by the Directive and must be uniformly applied in all EU member states. The ECJ stated that fair compensation must be calculated based on the harm caused to the authors of protected works by private copying. The ECJ also stated that the indiscriminate application of the private copying levy to devices not made available to private users and clearly reserved for uses other than private copying is incompatible with the Directive. The ECJ ruling made clear that copyright holders are only entitled to fair compensation payments (funded by levy payments made by the Company) when sales of optical media are made to natural persons intending to make private copies. Based on this development, we began in 2010 withholding payments to various collecting societies of levies arising from professional or commercial sales. Notwithstanding our view that the ECJ ruling was determinative, as of December 31, 2010, we continued to accrue a liability for all withheld levy payments in our financial statements.

Since the October 2010 ECJ ruling, quarterly we evaluated on a country-by-country basis whether (i) levies should be accrued on current period sales of professional or commercial sales and (ii) accrued, but unpaid, levies on prior period sales should be reversed. Our evaluation considers ongoing and cumulative developments related to levy litigation and law making activities throughout the EU. If we determine a levy obligation is remote, in the period of such determination we discontinue accruing current period levies and reverse previously accrued, but unpaid amounts by reducing cost of goods sold. Cost of goods sold for the year ended December 31, 2011 was reduced by $7.8 million due to reversal of prior year levy accruals. On a quarterly basis, cost of goods sold was reduced by $2.1 million, $1.9 million, and $3.8 million during the first, second, and third quarters of 2011, respectively, due to reversal of prior year obligations that were determined to be remote.

Since the Directive was implemented in 2002, we have paid approximately $85 million in levies to various ongoing collecting societies related to professional and commercial sales. Based on the ECJ's October 2010 ruling and subsequent litigation and law making activities, we believe that these payments were not consistent with the Directive and should not have been paid to the various collecting societies. At December 31, 2011, the recovery of some or all of these payments represent a gain contingency that has not met the required criteria for recognition in our financial statements. There is no assurance that we will realize any of this gain contingency.

Due to this significant amount of over payments to the various collecting societies, beginning in 2010 for some countries and 2011 for others, we have accrued and withheld payments of $19.7 million, as of December 31, 2011, from the collecting societies pending resolution of the over payments of prior years.

Other Accrued Liabilities. We also have other accrued liabilities, including uninsured claims and pensions. These accruals are based on a variety of factors including past experience and various actuarial assumptions and, in many cases, require estimates of events not yet reported to us. If future experience differs from these estimates, operating results in future periods would be impacted.

We sponsor defined benefit pension plans in both U.S. and foreign entities. Expenses and liabilities for the pension plans are actuarially calculated. These calculations are based on our assumptions related to the discount rate, expected return on plan assets and mortality rates. The annual measurement date for these assumptions is December 31. See Note 9 to the Consolidated Financial Statements includes disclosures of these assumptions for both the U.S. and international plans.

The discount rate assumptions are tied to portfolios of long-term high quality bonds and are, therefore, subject to annual fluctuations. A lower discount rate increases the present value of the pension obligations, which results in higher pension expense. The discount rate used in calculating the benefit obligation in the United States was 3.75 percent at December 31, 2011, as compared with 5.0 percent at December 31, 2010. A discount rate reduction of 0.25 percent increases U.S. pension plan expense (pre-tax) by approximately $0.1 million.

The expected return on assets assumptions on the investment portfolios for the pension plans are based on the long-term expected returns for the investment mix of assets currently in the respective portfolio. Because the rate of return is a long-term assumption, it generally does not change each year. We use historic return trends of the asset portfolio combined with recent market conditions to estimate the future rate of return.

The rate of return used in calculating the U.S. pension plan expense for 2011, 2010 and 2009 was 8.0 percent. A reduction of 0.25 percent for the expected return on plan assets assumption will increase United States net pension plan expense (pre-tax) by $0.2 million. Expected returns on asset assumptions for non-U.S. plans are determined in a manner consistent with the United States plan.

The projected salary increase assumption is based on historic trends and comparisons to the external market. Higher rates of increase result in higher pension expenses. In the United States, we used the rate of 4.75 percent for 2010 and 2009. Beginning in 2011, the projected salary increase assumption was not applicable in the United States due to the elimination of benefit accruals as of January 1, 2011. See Note 9 to the Consolidated Financial Statements for further information regarding this change in benefits. Mortality assumptions were obtained from the IRS 2012 Static Mortality Table.

Recently Issued Accounting Standards

In September 2011, the Financial Accounting Standards Board (FASB) issued a revised standard intended to reduce the cost and complexity of the annual goodwill impairment test by providing entities an option to perform a "qualitative" assessment to determine whether further impairment testing is necessary. An entity has the option to first assess qualitative factors to determine whether it is necessary to perform the current two-step test. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. The revised standard is effective for annual and interim goodwill impairment tests performed for fiscal years beginning January 1, 2012. We do not expect the adoption of this revised standard to have a material impact on our Consolidated Financial Statements.

In June 2011, the FASB issued amended guidance to enhance comparability between entities that report under generally accepted accounting principles in the United States (GAAP) and International Financial Reporting Standards (IFRS) and to provide a more consistent method of presenting non-owner transactions that affect an entity's equity. This guidance eliminates the option to report other comprehensive income and its components in the statement of changes in shareholders' equity and requires an entity to present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement or in two separate but consecutive statements. Regardless of whether one or two statements are presented, an entity is required to show reclassification adjustments on the face of the financial statements for items that are reclassified from other comprehensive income to net income. On December 23, 2011, the FASB amended this guidance to indefinitely defer provisions which require entities to present reclassification adjustments out of accumulated other comprehensive income by component in both the statement in which net income is presented and the statement in which other comprehensive income is presented (for both interim and annual financial statements). This guidance is effective for interim and annual reporting periods beginning January 1, 2012. The adoption of this guidance will only change the presentation of our Consolidated Statements of Shareholders' Equity and Comprehensive Income.

In May 2011, the FASB issued amended disclosure requirements to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and IFRS. This guidance changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements. This guidance is effective for reporting periods beginning January 1, 2012. We do not expect these disclosures to have a material impact on our Consolidated Financial Statements.

A variety of proposed potential accounting standards are currently under study by standard setting organizations and various regulatory agencies. Due to the tentative and preliminary nature of those proposed standards, management has not determined whether implementation of such proposed standards would be material to our Condensed Consolidated Financial Statements.

Forward-Looking Statements

We may from time to time make written or oral forward-looking statements with respect to our future goals, including statements contained in this Form 10-K, in our other filings with the SEC and in our reports to shareholders.

Certain information which does not relate to historical financial information may be deemed to constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words or phrases "is targeting," "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," "believe," or similar expressions identify "forward looking statements." Such statements are subject to certain risks and uncertainties that could cause our actual results in the future to differ materially from our historical results and those presently anticipated or projected. We wish to caution investors not to place undue reliance on any such forward-looking statements. Any forward-looking statements speak only as of the date on which such statements are made, and we undertake no obligation to update such statements to reflect events or circumstances arising after such date. Risk factors include our ability to successfully implement our strategy; our ability to grow our business in new products with profitable margins and the rate of revenue decline for certain existing products; the ability of our data security products to withstand cyber-attacks; the ability to quickly develop, source, introduce and deliver differentiating and innovative products; our potential dependence on third parties for new product introductions or technologies in order to introduce our own new products; the ready availability and price of energy and key raw materials or critical components including due to the effects of natural disasters such as the October 2011 flooding in Thailand and our ability to pass along raw materials price increases to our customers; continuing uncertainty in global and regional economic conditions; our ability to identify, value, integrate and realize the expected benefits from any acquisition which has occurred or may occur in connection with our strategy; the possibility that our goodwill or any goodwill that we acquire may become impaired; the seasonality and volatility of the markets in which we operate; foreign currency fluctuations; changes in European law or practice related to the imposition or collectability of optical levies; significant changes in discount rates and other assumptions used in the valuation of our pension plans; the possibility that our intangible assets may become impaired; changes in tax laws, regulations and results of inspections by various tax authorities; our ability to successfully defend our intellectual property rights and the ability or willingness of our suppliers to provide adequate protection against third party intellectual property or product liability claims; the outcome of any pending or future litigation; failure to adequately protect our information systems from cyber-attacks; our ability to meet our revenue growth, gross margin and earnings targets and the volatility of our stock price due to our results or market trends, as well as various factors set forth in Item 1A of this Form 10-K and from time to time in our filings with the SEC.

Item 7A. ***Quantitative and Qualitative Disclosures About Market Risk.***

We are exposed to various market risks including volatility in foreign currency exchange rates and credit risk. International operations, which comprised approximately 60 percent of our revenue in 2011, may be subject to various risks that are not present in domestic operations. The additional risks include political and economic instability, terrorist activity, the possibility of expropriation, trade tariffs or embargoes, unfavorable tax laws, restrictions on royalties, dividends and currency remittances, requirements for governmental approvals for new ventures and local participation in operations such as local equity ownership and workers' councils.

Our foreign currency hedging policy attempts to manage some of the foreign currency risks over near term periods; however, we cannot ensure that these risk management activities will offset more than a portion of the adverse financial impact resulting from unfavorable movements in foreign exchange rates or that medium and longer term effects of exchange rates will not be significant. Although we attempt to utilize hedging to manage the impact of changes in currency exchange rates, our revenue or costs are adversely impacted when the U.S. dollar sustains a strengthening position against currencies in which we sell products or a weakening exchange rate against currencies in which we incur costs.

In accordance with established policies and procedures, we may utilize derivative financial instruments, including forward exchange contracts, options, combination option strategies and swap agreements to manage certain of these exposures. Factors that could impact the effectiveness of our hedging include the accuracy of our forecasts, the volatility of the currency markets and the availability of hedging instruments. We do not hold or issue derivative financial instruments for trading or speculative purposes and we are not a party to leveraged derivative transactions. The utilization of derivatives and hedging activities is described more fully in Note 12 to the Consolidated Financial Statements.

As of December 31, 2011, we had $241.1 million notional amount of foreign currency forward and option contracts of which $32.9 million hedged recorded balance sheet exposures. This compares to $293.1 million notional amount of foreign currency forward and option contracts as of December 31, 2010, of which $47.1 million hedged recorded balance sheet exposures. An immediate adverse change of 10 percent in year-end foreign currency exchange rates with all other variables (including interest rates) held constant would reduce the fair value of foreign currency contracts outstanding as of December 31, 2011 by $6.6 million.

We are exposed to credit risk associated with cash investments and foreign currency derivatives. We do not believe that our cash investments and foreign currency derivatives present significant credit risks because the counterparties to the instruments consist of major financial institutions and we monitor and manage the notional amount of contracts entered into with each counterparty.

Item 8. ***Financial Statements and Supplementary Data.***

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Imation Corp.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of shareholders' equity and comprehensive income (loss) and of cash flows present fairly, in all material respects, the financial position of Imation Corp. and its subsidiaries (the "Company") at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PRICEWATERHOUSECOOPERS LLP
Minneapolis, Minnesota
February 28, 2012

IMATION CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,		
	2011	2010	2009
	(In millions, except per share amounts)		
Net revenue	$1,290.4	$1,460.9	$1,649.5
Cost of goods sold	1,073.7	1,234.5	1,385.5
Gross profit	216.7	226.4	264.0
Operating expenses:			
Selling, general and administrative	203.7	202.5	229.7
Research and development	21.0	16.4	20.4
Litigation settlements	2.0	2.6	49.0
Goodwill impairment	1.6	23.5	—
Restructuring and other	21.5	51.1	26.6
Total	249.8	296.1	325.7
Operating loss	(33.1)	(69.7)	(61.7)
Other (income) and expense			
Interest income	(0.9)	(0.8)	(0.7)
Interest expense	3.7	4.2	2.9
Other expense, net	7.0	3.3	12.8
Total	9.8	6.7	15.0
Loss from continuing operations before income taxes	(42.9)	(76.4)	(76.7)
Income tax provision (benefit)	3.8	81.9	(32.7)
Loss from continuing operations	(46.7)	(158.3)	(44.0)
Discontinued operations:			
(Loss) income from discontinued operations, net of income taxes	—	(0.2)	1.8
Net loss	$ (46.7)	$ (158.5)	$ (42.2)
(Loss) earnings per common share — basic:			
Continuing operations	$ (1.24)	$ (4.19)	$ (1.17)
Discontinued operations	—	(0.01)	0.05
Net loss	(1.24)	(4.19)	(1.13)
(Loss) earnings per common share — diluted:			
Continuing operations	$ (1.24)	$ (4.19)	$ (1.17)
Discontinued operations	—	(0.01)	0.05
Net loss	(1.24)	(4.19)	(1.13)
Weighted average shares outstanding:			
Basic	37.7	37.8	37.5
Diluted	37.7	37.8	37.5
Cash dividend paid per common share	$ —	$ —	$ —

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

IMATION CORP.

CONSOLIDATED BALANCE SHEETS

	As of December 31, 2011	As of December 31, 2010
	(In millions, except per share amounts)	
ASSETS		
Current assets		
Cash and cash equivalents	$ 223.1	$ 304.9
Accounts receivable, net	234.9	258.8
Inventories	208.8	203.3
Other current assets	49.7	74.2
Total current assets	716.5	841.2
Property, plant and equipment, net	55.4	66.9
Intangible assets, net	321.7	320.4
Goodwill	31.3	—
Other assets	24.4	22.5
Total assets	$1,149.3	$1,251.0
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 205.2	$ 219.2
Other current liabilities	151.2	172.3
Total current liabilities	356.4	391.5
Other liabilities	69.2	77.8
Total liabilities	425.6	469.3
Commitments and contingencies (Note 15)		
Shareholders' equity		
Preferred stock, $.01 par value, authorized 25 million shares, none issued and outstanding	—	—
Common stock, $.01 par value, authorized 100 million shares, 42.9 million issued	0.4	0.4
Additional paid-in capital	1,107.8	1,103.6
Retained deficit	(200.1)	(153.4)
Accumulated other comprehensive loss	(72.6)	(60.7)
Treasury stock, at cost	(111.8)	(108.2)
Total shareholders' equity	723.7	781.7
Total liabilities and shareholders' equity	$1,149.3	$1,251.0

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

IMATION CORP.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

	Common Stock	Additional Paid-in Capital	Retained (Deficit) Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Total Shareholders' Equity
	(In millions, except per share amounts)					
Balance as of December 31, 2008	$0.4	$1,113.1	$ 47.3	$(85.0)	$(131.2)	$ 944.6
Restricted stock grants and other		(3.8)			6.3	2.5
401(k) matching contribution		(1.9)			3.2	1.3
Stock-based compensation related to options		4.9				4.9
Comprehensive loss:						
Net loss			(42.2)			(42.2)
Net change in cumulative translation adjustment				4.5		4.5
Pension adjustments (net of income tax provision of $5.1)				9.8		9.8
Cash flow hedging (net of income tax provision of $0.9)				1.8		1.8
Comprehensive loss						(26.1)
Balance as of December 31, 2009	$0.4	$1,112.3	$ 5.1	$(68.9)	$(121.7)	$ 927.2
Restricted stock grants and other		(7.3)			9.9	2.6
401(k) matching contribution		(1.9)			3.6	1.7
Stock-based compensation related to options		3.8				3.8
Share-based payment modification		0.8				0.8
Tax impact of stock-based compensation		(4.1)				(4.1)
Comprehensive loss:						
Net loss			(158.5)			(158.5)
Net change in cumulative translation adjustment				3.0		3.0
Pension adjustments (net of income tax provision of $3.6)				4.6		4.6
Cash flow hedging (net of income tax provision of $0.2)				0.6		0.6
Comprehensive loss						(150.3)
Balance as of December 31, 2010	$0.4	$1,103.6	$(153.4)	$(60.7)	$(108.2)	$ 781.7
Purchase of treasury stock					(9.7)	(9.7)
Restricted stock grants and other		0.7			3.4	4.1
401(k) matching contribution		(0.6)			2.7	2.1
Stock-based compensation related to options		4.1				4.1
Comprehensive loss:						
Net loss			(46.7)			(46.7)
Pension adjustments (net of income tax benefit of $1.8)				(12.7)		(12.7)
Cash flow hedging (net of income tax provision of $0.3)				0.8		0.8
Comprehensive loss						(58.6)
Balance as of December 31, 2011	$0.4	$1,107.8	$(200.1)	$(72.6)	$(111.8)	$ 723.7

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

IMATION CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2011	2010	2009
		(In millions)	
Cash Flows from Operating Activities:			
Net loss	$ (46.7)	$(158.5)	$ (42.2)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation	10.7	18.2	19.7
Intangible amortization	26.0	23.6	23.3
Deferred income taxes	(2.9)	(48.6)	(2.0)
Goodwill impairment	1.6	23.5	—
Asset disposals/impairments	7.0	31.2	2.7
Inventory write-downs	9.1	14.2	—
Stock-based compensation	7.5	6.9	7.5
Pension settlement/curtailment	3.1	2.8	11.7
Deferred tax asset valuation allowance	—	105.6	—
Litigation settlements	2.0	2.6	49.0
Other	9.8	5.4	9.2
Changes in operating assets and liabilities, net of effects from acquisitions:			
Litigation settlement payments	(10.9)	(8.2)	(20.0)
Accounts receivable	28.0	59.7	67.6
Inventories	(12.2)	16.1	132.9
Restricted cash	4.2	1.2	(19.2)
Other assets	1.3	53.7	(19.4)
Accounts payable	(17.7)	13.6	(98.4)
Other liabilities	(36.2)	(11.6)	(54.9)
Net cash (used in) provided by operating activities	(16.3)	151.4	67.5
Cash Flows from Investing Activities:			
Capital expenditures	(7.3)	(8.3)	(11.0)
License agreement	—	(5.0)	—
Acquisitions, net of cash acquired	(47.0)	—	—
Proceeds from sale of assets	—	0.2	13.0
Net cash (used in) provided by investing activities	(54.3)	(13.1)	2.0
Cash Flows from Financing Activities:			
Purchase of treasury stock	(9.7)	—	—
Exercise of stock options	0.6	—	—
Debt issuance costs	—	(1.0)	(3.2)
Net cash used in financing activities	(9.1)	(1.0)	(3.2)
Effect of exchange rate changes on cash and cash equivalents	(2.1)	4.2	0.5
Change in cash and equivalents	(81.8)	141.5	66.8
Cash and cash equivalents — beginning of year	304.9	163.4	96.6
Cash and cash equivalents — end of year	$223.1	$ 304.9	$163.4

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Background and Basis of Presentation

Background

Imation Corp., a Delaware corporation, was formed in 1996 as a result of the spin-off of substantially all of the businesses which comprised the data storage and imaging systems groups of 3M Company. As used herein, the terms "Imation," "Company," "we," "us," or "our" mean Imation Corp. and its subsidiaries unless the context indicates otherwise. We are a global scalable storage and data security company. Our portfolio includes tiered storage and security offerings for business and products designed to manage audio and video information in the home. Imation reaches customers in more than 100 countries through a global distribution network and well recognized brands.

Basis of Presentation

The Consolidated Financial Statements include our accounts and our wholly- or majority-owned subsidiaries, and have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). All significant inter-company transactions have been eliminated.

As a result of the wind down of our Global Data Media (GDM) joint venture during 2009 it was determined that the GDM operations and cash flows would be eliminated from our ongoing operations and that we would not have any significant continuing involvement in the operations of GDM after the exit of the joint venture. As a result, these operations are presented in our Consolidated Financial Statements as discontinued operations for all periods presented. See Note 4 herein for additional information.

Note 2 — Summary of Significant Accounting Policies

Use of Estimates. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported asset and liability amounts, and the contingent asset and liability disclosures at the date of the financial statements, as well as the revenue and expense amounts reported during the period. Actual results could differ from those estimates.

Foreign Currency. For operations in local currency environments, assets and liabilities are translated at year-end exchange rates with cumulative translation adjustments included as a component of shareholders' equity and income and expense items are translated at average foreign exchange rates prevailing during the year. For operations in which the U.S. dollar is not considered the functional currency, certain financial statements amounts are re-measured at historical exchange rates, with all other asset and liability amounts translated at year-end exchange rates. These re-measured adjustments are reflected in the results of operations. Gains and losses from foreign currency transactions are included in the Consolidated Statements of Operations.

Cash Equivalents. Cash equivalents consisted of highly liquid investments purchased with original maturities of three months or less. The carrying amounts reported in the Consolidated Balance Sheets for cash equivalents approximate fair value. At December 31, 2010 restricted cash included $12.0 million for a payment made in 2011 related to the TDK VAT liability. As of December 31, 2011 all restricted cash is related to contractual obligations. Restricted cash is included in other assets on our Consolidated Balance Sheets.

Trade Accounts Receivable and Allowances. Trade accounts receivable are initially recorded at the invoiced amount upon the sale of goods or services to customers and do not bear interest. They are stated net of allowances, which primarily represent estimated amounts for expected customer returns, allowances and deductions for a variety of claims such as terms discounts or the inability of certain customers to make the required payments. When determining the allowances, we take several factors into consideration, including prior history of accounts receivable credit activity and write-offs, the overall composition of accounts receivable aging, the types of customers and our day-to-day knowledge of specific customers. Changes in the allowances are recorded as reductions of net revenue or as bad debt expense (included in selling, general and administrative expense), as appropriate, in the Consolidated Statements of Operations. In general, accounts which have entered into an insolvency action, have been returned by a collection agency as uncollectible or whose existence can no longer be confirmed are charged-off in full. If, subsequent to the charge-off, a portion of the account is recovered, it is recorded as an increase to revenue or reduction of bad debt expense, as appropriate, in the Consolidated Statements of Operations at the time cash is received.

Inventories. Inventories are valued at the lower of cost or market, with cost generally determined on a first-in, first-out basis. We provide estimated inventory write-downs for excess, slow-moving and obsolete inventory as well as inventory with a carrying value in excess of net realizable value.

Derivative Financial Instruments. We recognize all derivatives, including foreign currency exchange contracts on the balance sheet at fair value. Derivatives that are not hedges are recorded at fair value through operations. If a derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative are either offset against the change in fair value of the underlying assets or liabilities through operations or recognized in accumulated other comprehensive loss in shareholders' equity until the underlying hedged item is recognized in operations. These gains and losses are generally recognized as an adjustment to cost of goods sold for inventory-related hedge transactions, or as adjustments to foreign currency transaction gains or losses included in non-operating expenses for foreign denominated payables and receivables-related hedge transactions. Cash flows attributable to these financial instruments are included with cash flows of the associated hedged items. The ineffective portion of a derivative's change in fair value is immediately recognized in operations.

Property, Plant and Equipment. Property, plant and equipment, including leasehold and other improvements that extend an asset's useful life or productive capabilities, are recorded at cost. Maintenance and repairs are expensed as incurred. The cost and related accumulated depreciation of assets sold or otherwise disposed are removed from the related accounts and the gains or losses are reflected in the results of operations.

Property, plant and equipment are generally depreciated on a straight-line basis over their estimated useful lives. The estimated depreciable lives range from 10 to 20 years for buildings and 5 to 10 years for machinery and equipment. Leasehold and other improvements are amortized over the lesser of the remaining life of the lease or the estimated useful life of the improvement.

Intangible Assets. Intangible assets include trade names, customer relationships and other intangible assets acquired in business combinations. Intangible assets are amortized using methods that approximate the benefit provided by utilization of the assets.

We record all assets and liabilities acquired in purchase acquisitions, including intangibles, at fair value. The initial recognition of intangible assets, the determination of useful lives and subsequent impairment analyses require management to make subjective judgments concerning estimates of how the acquired assets will perform in the future using valuation methods including discounted cash flow analysis. As of December 31, 2011, we had $321.7 million of definite-lived intangible assets subject to amortization. While we believe that the current carrying value of these assets is not impaired, materially different assumptions regarding future performance of our businesses could result in significant impairment losses.

We capitalize costs of software developed or obtained for internal use, once the preliminary project stage has been completed, management commits to funding the project and it is probable that the project will be completed and the software will be used to perform the function intended. Capitalized costs include only (1) external direct costs of materials and services consumed in developing or obtaining internal-use software, (2) payroll and payroll-related costs for employees who are directly associated with and who devote time to the internal-use software project and (3) interest costs incurred, when material, while developing internal-use software. Capitalization of costs ceases when the project is substantially complete and ready for its intended use.

Goodwill. Goodwill is the excess of the cost of an acquired entity over the amounts assigned to assets acquired and liabilities assumed in a business combination. Goodwill is not amortized. Goodwill is considered impaired when its carrying amount exceeds its implied fair value. The first step of the impairment test involves comparing the fair value of the reporting unit to which goodwill was assigned to its carrying amount. If fair value is deemed to be less than carrying value, the second step of the impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of the reporting unit's goodwill. If the carrying amount of the reporting unit's goodwill is greater than the implied fair value of the reporting unit's goodwill an impairment loss must be recognized for the excess. This involves measuring the fair value of the reporting unit's assets and liabilities (both recognized and unrecognized) at the time of the impairment test. The difference between the reporting unit's fair value and the fair values assigned to the reporting unit's individual assets and liabilities is the implied fair value of the reporting unit's goodwill.

Our reporting units for goodwill are our operating segments (Americas, Europe, North Asia and South Asia) with the exception of the Americas segment which is further divided between the Americas-Consumer, Americas-Commercial and Mobile Security reporting units as determined by sales channel. At December 31, 2011, the only reporting unit which had goodwill was Mobile Security.

In evaluating whether goodwill was impaired, we compared the fair value of the Mobile Security reporting unit to it's carrying value (Step 1 of the impairment test). In calculating fair value, we used the income approach, a valuation technique under which we estimate future cash flows using the reporting unit's financial forecasts. Future estimated cash flows are discounted to their present value to calculate fair value. In determining the fair value of the Mobile Security reporting unit under the income approach, our expected cash flows are affected by various assumptions. Fair value on a discounted cash flow basis uses forecasts over a 10 year period with an estimation of residual growth rates thereafter. We use our business plans and projections as the basis for expected future cash flows. A discount rate of 16.5 percent was used to reflect the relevant risks of the higher growth assumed for this reporting unit. The revenue growths in 2012 through 2014 are significant assumptions within the projections. Based on the goodwill test performed, we determined that the fair value of the reporting unit exceeded its carrying amount. See Note 6 herein for additional information.

Impairment of Long-Lived Assets. We periodically review the carrying value of our property and equipment and our intangible assets to test whether current events or circumstances indicate that such carrying value may not be recoverable. If the tests indicate that the carrying value of the asset is greater than the expected undiscounted cash flows to be generated by such asset or asset group, an impairment loss would be recognized. The impairment loss is determined by the amount by which the carrying value of such asset or asset group exceeds its fair value. We generally measure fair value by considering sale prices for similar assets or by discounting estimated future cash flows from such assets using an appropriate discount rate. Assets to be disposed of are carried at the lower of their carrying value or fair value less costs to sell. Considerable management judgment is necessary to estimate the fair value of assets and, accordingly, actual results could vary significantly from such estimates.

In conjunction with the 2011 manufacturing redesign restructuring program announced in January 2011, certain assets held primarily at our Weatherford, Oklahoma facility were determined to be impaired in accordance with the provisions of impairment of long-lived assets. These long-lived assets held and used include the property, building and equipment primarily related to the manufacturing of magnetic tape which was consolidated to the TDK Group Yamanashi manufacturing facility in April 2011. TDK Corporation (TDK) is a related party to Imation. These assets had a carrying amount of $17.0 million and were written down to their fair value of $2.3 million, resulting in an impairment charge of $14.7 million during 2010. The fair value of the equipment was assessed based upon sales proceeds from similar equipment sold as part of the closing of our Camarillo, California facility. These assets had a carrying amount of $17.3 million and were written down to their fair value of $0.8 million, resulting in an impairment charge of $16.5 million during 2010. The impairments were recorded as part of restructuring and other charges in the Consolidated Statements of Operations in 2010.

As of June 30, 2011, the Weatherford facility met the criteria for classification as held for sale outlined in the accounting guidance for the sale of a long-lived asset. Accordingly, the book value of the building and property were transferred into other current assets on the Consolidated Balance Sheets and is no longer being depreciated.

Revenue Recognition. We sell a wide range of removable data storage media products as well as certain consumer electronic products. Net revenue consists primarily of magnetic, optical, flash media, consumer electronics and accessories sales. We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, fees are fixed or determinable and collectability is reasonably assured. For product sales, delivery is considered to have occurred when the risks and rewards of ownership transfer to the customer. For inventory maintained at the customer site, revenue is recognized at the time these products are sold by the customer. We base our estimates for returns on historical experience and have not experienced significant fluctuations between estimated and actual return activity. Non-income based taxes collected from customers and remitted to governmental authorities include levies and various excise taxes, mainly in non U.S. jurisdictions. These taxes included in revenue in 2011, 2010, and 2009 were $20.3 million, $28.3 million, and $50.9 million, respectively.

Copyright Levies. In many European Union ("EU") member countries, the sale of recordable optical media is subject to a private copyright levy. The levies are intended to compensate copyright holders for "fair compensation" for the harm caused by private copies made by natural persons of protected works under the European Copyright Directive, which became effective in 2002 ("Directive"). Levies are generally charged directly to the importer of the product upon the sale of the products. Payers of levies normally remit levy payments to collecting societies which in turn distribute funds to copyright holders. Levy systems of EU member countries must comply with the Directive, but individual member countries are responsible for administering their own systems. Since implementation, the levy systems have been the subject of numerous litigation and law making activities. On October 21, 2010, the European Court of Justice ("ECJ") ruled that fair compensation is an autonomous European law concept that was introduced by the Directive and must be uniformly applied in all EU member states. The ECJ stated that fair compensation must be calculated based on the harm caused to the authors of protected works by private copying. The ECJ also stated that the indiscriminate application of the private copying levy to devices not made available to private users and clearly reserved for uses other than private copying is incompatible with the Directive. The ECJ ruling made clear that copyright holders are only entitled to fair compensation payments (funded by levy payments made by the Company) when sales of optical media are made to natural persons intending to make private copies. Based on this development, we began in 2010 withholding payments to various collecting societies of levies arising from professional or commercial sales. Notwithstanding our view that the ECJ ruling was determinative, as of December 31, 2010, we continued to accrue a liability for all withheld levy payments in our financial statements.

Since the October 2010 ECJ ruling, quarterly we evaluated on a country-by-country basis whether (i) levies should be accrued on current period sales of professional or commercial sales and (ii) accrued, but unpaid, levies on prior period sales should be reversed. Our evaluation considers ongoing and cumulative developments related to levy litigation and law making activities throughout the EU. If we determine a levy obligation is remote, in the period of such determination we discontinue accruing current period levies and reverse previously accrued, but unpaid amounts by reducing cost of goods sold. Cost of goods sold for the year ended December 31, 2011 was reduced by $7.8 million due to reversal of prior year levy accruals. On a quarterly basis, cost of goods sold was reduced by $2.1 million, $1.9 million, and $3.8 million during the first, second, and third quarters of 2011, respectively, due to reversal of prior year obligations that were determined to be remote.

Since the Directive was implemented in 2002, we have paid approximately $85 million in levies to various ongoing collecting societies related to professional and commercial sales. Based on the ECJ's October 2010 ruling and subsequent litigation and law making activities, we believe that these payments were not consistent with the Directive and should not have been paid to the various collecting societies. At December 31, 2011, the recovery of some or all of these payments represent a gain contingency that has not met the required criteria for recognition in our financial statements. There is no assurance that we will realize any of this gain contingency.

Due to this significant amount of over payments to the various collecting societies, beginning in 2010 for some countries and 2011 for others, we have accrued and withheld payments of $19.7 million, as of December 31, 2011, from the collecting societies pending resolution of the over payments of prior years.

Concentrations of Credit Risk. We sell a wide range of products and services to a diversified base of customers around the world and perform ongoing credit evaluations of our customers' financial condition. Therefore, we believe there is no material concentration of credit risk. No single customer represented more than 10 percent of total net revenue in 2011, 2010, or 2009.

Inventory Related Shipping and Handling Costs. Costs related to shipping and handling are included in cost of goods sold.

Research and Development Costs. Research and development costs are charged to expense as incurred. Research and development costs include salaries, stock compensation, payroll taxes, employee benefit costs, supplies, depreciation and maintenance of research equipment as well as the allocable portion of facility costs such as rent, utilities, insurance, repairs, maintenance and general support services.

Advertising Costs. Advertising and other promotional costs are expensed as incurred and were approximately $2 million, $4 million and $6 million in 2011, 2010 and 2009, respectively. Prepaid advertising costs were not significant at December 31, 2011 or 2010.

Rebates. We provide rebates to our customers. Customer rebates are accounted for as a reduction of revenue at the time of sale based on an estimate of the cost to honor the related rebate programs.

Rebates Received. We receive rebates from some of our inventory vendors if we achieve pre-determined purchasing thresholds. These rebates are included as a reduction of our cost of goods sold in the period in which the purchased inventory is sold, allocated using a systematic and rational method.

Restructuring Reserves. Employee-related severance charges are largely based upon distributed employment policies and substantive severance plans. Generally, these charges are reflected in the period in which the Board approves the associated actions, the actions are probable and the amounts are estimable. In the event that the Board approves the associated actions after the balance sheet date, but ultimately confirms the existence of a probable liability as of the balance sheet date, a reasonable estimate of these charges are recorded in the period in which the probable liability existed. This estimate takes into account all information available as of the date the financial statements are issued. Severance amounts for which affected employees were required to render service in order to receive benefits at their termination dates were measured at the date such benefits were communicated to the applicable employees and recognized as expense over the employees' remaining service periods.

Income Taxes. We are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax obligations based on expected taxable income, statutory tax rates and tax credits allowed in the various jurisdictions in which we operate. Tax laws require certain items to be included in our tax returns at different times than the items are reflected in our results of operations. Some of these differences are permanent, such as expenses that are not deductible in our tax returns, and some are temporary differences that will reverse over time. Temporary differences result in deferred tax assets and liabilities, which are included within our Consolidated Balance Sheets. We must assess the likelihood that our deferred tax assets will be realized and establish a valuation allowance to the extent necessary. Significant judgment is required in evaluating our tax positions, and in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets.

We record income taxes using the asset and liability approach. Under this approach, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the book and tax basis of assets and liabilities. We measure deferred tax assets and liabilities using the enacted statutory tax rates that are expected to apply in the years in which the temporary differences are expected to be recovered or paid.

We regularly assess the likelihood that our deferred tax assets will be recovered in the future. A valuation allowance is recorded to the extent we conclude a deferred tax asset is not considered to be more-likely-than-not to be realized. We consider all positive and negative evidence related to the realization of the deferred tax assets in assessing the need for a valuation allowance. If we determine we will not realize all or part of our deferred tax assets, an adjustment to the deferred tax asset will be charged to earnings in the period such determination is made.

At December 31, 2011, our net deferred tax asset was $21.1 million, which relates to foreign jurisdictions. These deferred tax assets are net of a valuation allowance of $141.1 million, primarily related to the deferred tax assets in the U.S.

Our income tax returns are subject to review by various U.S. and foreign taxing authorities. As such, we record accruals for items that we believe may be challenged by these taxing authorities. The threshold for recognizing the benefit of a tax return position in the financial statements is that the position must be more-likely-than-not to be sustained by the taxing authorities based solely on the technical merits of the position. If the recognition threshold is met, the tax benefit is measured and recognized as the largest amount of tax benefit that, in our judgment, is greater than 50 percent likely to be realized. Interest and penalties recorded for uncertain tax positions are included in our income tax provision.

Treasury Stock. Our repurchases of shares of common stock are recorded as treasury stock and are presented as a reduction of shareholders' equity. When treasury shares are reissued, we use a last-in, first-out method and the difference between repurchase cost and fair value at reissuance is treated as an adjustment to equity.

Stock-Based Compensation. Share-based compensation awards are measured at fair value at the date of grant and expensed over their vesting or service periods.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option valuation model. Expected volatilities are based on historical volatility of our stock. The risk-free rate for the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. We use historical data to estimate option exercise and employee termination activity within the valuation model. The expected term of stock options granted is based on historical data and represents the period of time that stock options granted are expected to be outstanding. The dividend yield, if applicable, is based on the latest dividend payments made on or announced by the date of the grant. Forfeitures are estimated based on historical experience and current demographics. See Note 8 herein for further information regarding stock-based compensation.

Comprehensive Income. Comprehensive income (loss) includes net income (loss), the effects of currency translation, unrealized gains and losses on cash flow hedges and pension adjustments. Comprehensive income (loss) for all years presented is included in the Consolidated Statements of Shareholders' Equity and Comprehensive Income (Loss).

Weighted Average Basic and Diluted Shares Outstanding. Basic earnings per share is calculated using the weighted average number of shares outstanding during the year. Diluted earnings per share is computed on the basis of the weighted average basic shares outstanding plus the dilutive effect of our stock-based compensation plans using the "treasury stock" method. See Note 3 herein for further information regarding the calculation of weighted average basic and diluted shares outstanding.

Recent Accounting Pronouncements

In September 2011, the Financial Accounting Standards Board (FASB) issued a revised standard intended to reduce the cost and complexity of the annual goodwill impairment test by providing entities an option to perform a "qualitative" assessment to determine whether further impairment testing is necessary. An entity has the option to first assess qualitative factors to determine whether it is necessary to perform the current two-step test. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. The revised standard is effective for annual and interim goodwill impairment tests performed for fiscal years beginning January 1, 2012. We do not expect the adoption of this revised standard to have a material impact on our Consolidated Financial Statements.

In June 2011, the FASB issued amended guidance to enhance comparability between entities that report under GAAP and International Financial Reporting Standards (IFRS) and to provide a more consistent method of presenting non-owner transactions that affect an entity's equity. This guidance eliminates the option to report other comprehensive income and its components in the statement of changes in shareholders' equity and requires an entity to present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement or in two separate but consecutive statements. Regardless of whether one or two statements are presented, an entity is required to show reclassification adjustments on the face of the financial statements for items that are reclassified from other comprehensive income to net income. On December 23, 2011, the FASB amended this guidance to indefinitely defer provisions which require entities to present reclassification adjustments out of accumulated other comprehensive income by component in both the statement in which net income is presented and the statement in which other comprehensive income is presented (for both interim and annual financial statements). This guidance is effective for interim and annual reporting periods beginning January 1, 2012. The adoption of this guidance will only change the presentation of our Consolidated Statements of Shareholders' Equity and Comprehensive Income.

In May 2011, the FASB issued amended disclosure requirements to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and IFRS. This guidance changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements. This guidance is effective for reporting periods beginning January 1, 2012. We do not expect these disclosures to have a material impact on our Consolidated Financial Statements.

A variety of proposed potential accounting standards are currently under study by standard setting organizations and various regulatory agencies. Due to the tentative and preliminary nature of those proposed standards, management has not determined whether implementation of such proposed standards would be material to our Consolidated Financial Statements.

Note 3 — (Loss) Earnings per Common Share

Basic earnings per share is calculated using the weighted average number of shares outstanding for the period. Diluted earnings per share is computed on the basis of the weighted average basic shares outstanding plus the dilutive effect of our stock-based compensation plans using the "treasury stock" method. Unvested restricted stock and treasury shares are excluded from the calculation of weighted average number of common stock outstanding because they do not participate in dividends. Once restricted stock vests, it is included in our common stock outstanding.

The following table sets forth the computation of the weighted average basic and diluted income (loss) per share:

	Years Ended December 31,		
	2011	2010	2009
		(In millions)	
Numerator:			
Loss from continuing operations	$(46.7)	$(158.3)	$(44.0)
(Loss) income from discontinued operations	—	(0.2)	1.8
Net loss	$(46.7)	$(158.5)	$(42.2)
Denominator:			
Weighted average number of common stock outstanding during the period	37.7	37.8	37.5
Dilutive effect of stock-based compensation plans	—	—	—
Weighted average number of diluted shares outstanding during the period	37.7	37.8	37.5
Basic (loss) earnings per common share:			
Continuing operations	$(1.24)	$ (4.19)	$(1.17)
Discontinued operations	—	(0.01)	0.05
Net loss	(1.24)	(4.19)	(1.13)
Diluted (loss) earnings per common share:			
Continuing operations	$(1.24)	$ (4.19)	$(1.17)
Discontinued operations	—	(0.01)	0.05
Net loss	(1.24)	(4.19)	(1.13)
Anti-dilutive options excluded from calculation	5.4	4.9	4.6

Note 4 — Acquisitions and Divestiture

2011 Acquisitions

IronKey Systems, Inc.

On October 4, 2011 we acquired the secure data storage hardware assets of IronKey Systems Inc. (IronKey). The purchase price consisted of a cash payment of $19.0 million. We also entered into a strategic partnership whereby we received a license from IronKey for its secure storage management software and service as well as an exclusive license to use the IronKey brand for secure storage products including online cloud-based security service.

The purchase price allocation resulted in goodwill of $9.4 million, consisting of expected strategic synergies and intangible assets that do not qualify for separate recognition. IronKey is included in our existing Americas operating segment and is included in the Mobile Security reporting unit for the purposes of goodwill impairment testing. This goodwill is deductible for tax purposes. See Note 6 here for more information regarding goodwill.

The following table illustrates our allocation of the purchase price to the assets acquired and liabilities assumed:

	Amount
	(In millions)
Accounts receivable and other assets	$ 3.5
Inventories	2.1
Intangible assets	7.8
Goodwill	9.4
Accounts payable and other liabilities	(3.8)
	$19.0

Our allocation of the purchase price to the assets acquired and liabilities assumed resulted in the recognition of the following intangible assets:

	Amount	Weighted Average Life
	(In millions)	
Trade name	$0.8	2 years
License	1.9	7 years
Customer relationships	0.4	7 years
Distributor relationships	0.9	9 years
Proprietary technology	3.8	4 years
	$7.8	

ProStor Systems, Inc.

On August 29, 2011, we acquired certain assets of ProStor Systems, Inc. (ProStor), including the InfiniVault tiered storage system and other related technologies. The purchase price consisted of a cash payment of $0.5 million and resulted in no goodwill.

Memory Experts International Inc. (MXI Security)

On June 4, 2011, we acquired the assets of MXI Security, a leader in high-security and privacy technologies, from Memory Experts International Inc. MXI Security sells encrypted and biometric USB drives (MXI Stealth Key), encrypted and biometric hard disk drives (MXI Stealth HD), secure portable desktop solutions (Stealth Zone), and software solutions. MXI

Security products contain various security features such as password authentication, encryption and remote manageability. The purchase price consisted of a cash payment of $24.5 million and the estimated fair value of future contingent consideration of $9.2 million, totaling $33.7 million.

The purchase price allocation resulted in goodwill of $21.9 million, consisting of expected strategic synergies and intangible assets that do not qualify for separate recognition. MXI Security is included in our existing Americas operating segment and is included in the Mobile Security reporting unit for the purposes of goodwill impairment testing. This goodwill is deductible for tax purposes. See Note 6 here for more information regarding goodwill.

Future contingent consideration consists of an earn-out payments which may be paid based on incremental revenue of the acquired business and incremental gross margin of the acquired business. The earn-out payments will be between $0.0 and $45.0 million. We revalue this contingent consideration each reporting period. Based on our analysis of fair value as of December 31, 2011, the value at acquisition of such contingent consideration obligation equaled the estimated fair value as of December 31, 2011 and no adjustments were required.

The following table illustrates our allocation of the purchase price to the assets acquired and liabilities assumed:

	Amount (In millions)
Accounts receivable and other assets	$ 0.8
Inventories	1.1
Intangible assets	10.6
Goodwill	21.9
Accounts payable and other liabilities	(0.7)
	$33.7

Our allocation of the purchase price to the assets acquired and liabilities assumed resulted in the recognition of the following intangible assets:

	Amount (In millions)	Weighted Average Life
Trademark	$ 0.7	10 years
Supply agreement	1.4	3 years
Customer relationships	1.0	8 years
Proprietary technology	7.5	6 years
	$10.6	

BeCompliant Corporation (doing business as Encryptx)

On February 28, 2011, we acquired substantially all of the assets of BeCompliant Corporation, doing business as Encryptx (Encryptx), a technology leader in encryption and security solutions for removable storage devices and removable storage media. The purchase price was $2.3 million, consisting of a cash payment of $1.0 million and the estimated fair value of future contingent consideration of $1.3 million. The total amount of contingent consideration that could become payable under the terms of the agreement is $1.5 million. We revalue this contingent consideration each reporting period. Based on our analysis of fair value as of December 31, 2011, the value at acquisition of such contingent consideration obligation equaled the estimated fair value as of December 31, 2011 and no adjustments were required.

The purchase price allocation resulted in goodwill of $1.6 million, consisting of expected strategic synergies and intangible assets that do not qualify for separate recognition. This goodwill is deductible for tax purposes. The goodwill was allocated to our existing Americas-Commercial reporting unit. Goodwill is considered impaired when its carrying amount exceeds its implied fair value. As of March 31, 2011, the carrying amount of all of our reporting units significantly exceeded their fair value and we performed an impairment test. Based on the goodwill test performed as of March 31, 2011, we determined that the carrying amount of the goodwill in the Americas-Commercial reporting unit, including the assets of Encryptx, exceeded the implied fair value and, therefore, the goodwill was fully impaired. As a result, a $1.6 million goodwill impairment charge was recorded during 2011 in the Consolidated Statements of Operations.

The effects of these acquisitions individually and in total did not materially impact our 2011 results of operations. Therefore, pro forma disclosures are not presented.

Divestiture Presented as Discontinued Operations

Discontinued operations are related to the wind down of the GDM joint venture. GDM was a joint venture created to market optical media products with Moser Baer India Ltd. (MBI). Since the inception of the joint venture in 2003, we held a 51 percent ownership in the business. As the controlling shareholder, we have historically consolidated the results of the joint venture in our financial statements. GDM was previously included partially in the Americas and Europe segments. See Note 14 herein for additional detail regarding the impact of discontinued operations on the Americas and Europe segments.

The results of discontinued operations were as follows:

	Years Ended December 31,		
	2011	2010	2009
	(In millions)		
Net revenue	$ —	$ —	$74.5
(Loss) income before income taxes	(0.1)	(0.2)	2.1
Income tax provision	—	—	0.3
Total discontinued operations	$(0.1)	$(0.2)	$ 1.8

No acquisitions were completed during the years ended December 31, 2010 or 2009.

Note 5 — Supplemental Balance Sheet Information

	As of December 31,	
	2011	2010
	(In millions)	
Inventories		
Finished goods	$ 186.7	$ 175.0
Work in process	13.5	10.6
Raw materials and supplies	8.6	17.7
Total inventories	$ 208.8	$ 203.3
Other Current Assets		
Deferred income taxes	$ 6.1	$ 9.1
Restricted cash (Note 2)	2.2	17.9
Assets held for sale (Note 7)	3.3	7.2
Taxes receivable	1.5	2.0
Other	36.6	38.0
Total other current assets	$ 49.7	$ 74.2
Property, Plant and Equipment		
Land	$ 1.2	$ 1.4
Buildings and leasehold improvements	92.6	122.2
Machinery and equipment	146.1	223.6
Construction in progress	1.5	2.1
Total	$ 241.4	$ 349.3
Less accumulated depreciation and leasehold amortization	(186.0)	(282.4)
Property, plant and equipment, net	$ 55.4	$ 66.9
Other Assets		
Deferred income taxes	$ 15.8	$ 12.2
Other	8.6	10.3
Total other assets	$ 24.4	$ 22.5
Other Current Liabilities		
Rebates	$ 45.2	$ 53.4
Levies	19.7	23.6
Accrued payroll	13.2	15.6
Litigation settlement — current	18.0	10.6
Employee separation costs	5.9	10.5
Value added tax	1.9	10.5
Deferred income taxes	0.7	—
Other	46.6	48.1
Total other current liabilities	$ 151.2	$ 172.3
Other Liabilities		
Pension	$ 29.3	$ 27.0
Litigation settlement — long-term	—	15.1
Deferred income taxes	0.1	3.4
Uncertain tax positions	17.6	17.5
Other	22.2	14.8
Total other liabilities	$ 69.2	$ 77.8

	Accounts Receivable*
	(In millions)
Reserves and Allowances	
Balance, as of December 31, 2008	$ 36.6
Additions	40.1
Write-offs, net of recoveries	(48.1)
Balance, as of December 31, 2009	$ 28.6
Additions	9.0
Write-offs, net of recoveries	(17.0)
Balance, as of December 31, 2010	$ 20.6
Additions	10.5
Write-offs, net of recoveries	(12.7)
Balance, as of December 31, 2011	$ 18.4

* Accounts receivable reserves and allowances include estimated amounts for customer returns, term discounts and the inability of certain customers to make the required payment.

Note 6 — Intangible Assets and Goodwill

Intangible Assets

Intangible assets consist of the following:

	Trade Names	Software	Customer Relationships	Other	Total
			(In millions)		
December 31, 2011					
Cost	$347.1	$ 57.9	$ 61.5	$13.9	$ 480.4
Accumulated amortization	(57.5)	(51.1)	(45.5)	(4.6)	(158.7)
Net	$289.6	$ 6.8	$ 16.0	$ 9.3	$ 321.7
December 31, 2010					
Cost	$332.4	$ 54.2	$ 58.8	$ 8.3	$ 453.7
Accumulated amortization	(44.9)	(49.1)	(36.2)	(3.1)	(133.3)
Net	$287.5	$ 5.1	$ 22.6	$ 5.2	$ 320.4

On December 20, 2011, we acquired intellectual property and other assets, including key data deduplication technology, from Nine Technology, LLC, (Nine Technology). This data deduplication software engine eliminates redundant data, enabling shorter backup windows, quicker recovery, lower infrastructure costs and more robust and reliable data protection. The purchase price consisted of a cash payment of $2.0 million, $1.0 million in future contingent payments and $0.5 million in stock. We recorded the payment as an other intangible asset and are amortizing the intangible asset over a five year period.

In 2010 we entered into an amendment to our license agreement with ProStor. Under the terms of the agreement, we paid $5.0 million and will have a semi-exclusive license to manufacture, market and sell RDX removable hard disk systems through 2020. We recorded the payment as an other intangible asset and are amortizing the payment over a five year period. The acquisition of certain ProStor assets on August 29, 2011 excluded the portion of the business to which this license relates.

Amortization expense for intangible assets consisted of the following:

	Years Ended December 31,		
	2011	2010	2009
		(In millions)	
Amortization expense	$26.0	$23.6	$23.3

Based on the intangible assets in service as of December 31, 2011, estimated amortization expense for each of the next five years ending December 31 is as follows:

	2012	2013	2014	2015	2016
			(In millions)		
Amortization expense	$27.6	$22.4	$18.2	$15.9	$14.4

Goodwill

The following table presents the changes in goodwill allocated to our reportable segments:

	Americas	Europe	North Asia	South Asia	Electronic Products	Total
			(In millions)			
Balance as of December 31, 2009:						
Goodwill	$ 64.3	$ 39.2	$ 10.2	$—	$ 38.6	$ 152.3
Accumulated impairment losses	(64.3)	(39.2)	(10.2)	—	(15.1)	(128.8)
	—	—	—	—	23.5	23.5
Operating segment reclassification:						
Goodwill	38.6	—	—	—	(38.6)	—
Accumulated impairment losses	(15.1)	—	—	—	15.1	—
Goodwill impairment	(23.5)	—	—	—	—	(23.5)
Balance as of December 31, 2010:						
Goodwill	$ 102.9	$ 39.2	$ 10.2	$—	$ —	$ 152.3
Accumulated impairment losses	(102.9)	(39.2)	(10.2)	—	—	(152.3)
	—	—	—	—	—	—
Encryptx acquisition	1.6	—	—	—	—	1.6
MXI Security acquisition	21.9	—	—	—	—	21.9
IronKey acquisition	9.4	—	—	—	—	9.4
Goodwill impairment	(1.6)	—	—	—	—	(1.6)
Balance as of December 31, 2011:						
Goodwill	$ 135.8	$ 39.2	$ 10.2	$—	$ —	$ 185.2
Accumulated impairment losses	(104.5)	(39.2)	(10.2)	—	—	(153.9)
	$ 31.3	$ —	$ —	$—	$ —	$ 31.3

Our reporting units for goodwill are our operating segments (Americas, Europe, North Asia and South Asia) with the exception of the Americas segment which is further divided between the Americas-Consumer, Americas-Commercial, and Americas-Mobile Security reporting units as determined by sales channel.

During 2011 we acquired the assets of MXI Security and assets of IronKey's secure data storage hardware business which resulted in goodwill of $21.9 million and $9.4 million, respectively. These acquired businesses are included in our existing Americas operating segment and function as a business with discrete financial information available. Therefore, these businesses are considered a separate reporting unit (Mobile Security) for the purposes of goodwill impairment testing. In accordance with our policy, goodwill was tested for impairment during the fourth quarter of 2011.

In evaluating whether goodwill was impaired, we compared the fair value of the Mobile Security reporting unit to it's carrying value (Step 1 of the impairment test). In calculating fair value, we used the income approach, a valuation technique under which we estimate future cash flows using the reporting unit's financial forecasts. Future estimated cash flows are discounted to their present value to calculate fair value. In determining the fair value of the Mobile Security reporting unit under the income approach, our expected cash flows are affected by various assumptions. Fair value on a discounted cash flow basis uses forecasts over a 10 year period with an estimation of residual growth rates thereafter. We use our business plans and projections as the basis for expected future cash flows. A discount rate of 16.5 percent was used to reflect the relevant risks of the higher growth assumed for this reporting unit. An increase in the discount rate of one percent would have decreased the reporting unit's fair value by approximately $5.0 million while a decrease in the discount rate by one percent would have increased the reporting unit's fair value by $6.0 million. The revenue growths in 2012 through 2014 are significant assumptions within the projections. If revenue were decreased 10 percent for each year in the plan without a change in projected SG&A costs or other cash flows, the indicated fair value of the reporting unit would be reduced by approximately $11.0 million. Based on the goodwill test performed, we determined that the fair value of the reporting unit exceeded its carrying amount. The indicated excess in fair value over carrying value of the Mobile Security reporting unit in step one of the impairment test at November 30, 2011 and goodwill is as follows:

	Goodwill	Reporting Unit Carrying Amount	Excess of Fair Value Over Carrying Amount	Percentage of Fair Value Over Carrying Amount
		(In millions)		
Mobile Security	$31.3	$52.0	$13.0	25%

While this analysis indicates that this goodwill is not impaired, to the extent that actual results or other assumptions about future economic conditions or potential for our growth and profitability in this business changes, it is possible that our conclusion regarding the remaining goodwill could change, which could have a material effect on our financial position and results of operations.

During 2011 we acquired certain assets of Encryptx which resulted in goodwill of $1.6 million. The goodwill was allocated to our existing Americas-Commercial reporting unit. Goodwill is considered impaired when its carrying amount exceeds its implied fair value. As of March 31, 2011, the carrying amount of all of our reporting units significantly exceeded their fair value and we performed an impairment test. Based on the goodwill test performed as of March 31, 2011, we determined that the carrying amount of the goodwill in the Americas-Commercial reporting unit, including the assets of Encryptx, exceeded the implied fair value and, therefore, the goodwill was fully impaired. As a result, a $1.6 million goodwill impairment charge was recorded during the three months ended March 31, 2011 in the Consolidated Statements of Operations.

During 2009 our reporting units for goodwill were our operating segments (Americas, Europe, Asia Pacific, and Electronic Products) with the exception of the Americas segment which was further divided between the Americas-Consumer and Americas-Commercial reporting units as determined by sales channel. During the second quarter of 2010 we realigned our corporate segments and reporting structure and combined our Electronic Products segment with our Americas segment, and we separated our Asia Pacific segment into North Asia and South Asia regions. As a result of the segment change, the goodwill of $23.5 million which was previously allocated to the Electronics Products segment was merged into the Americas-Consumer reporting unit. The Americas-Consumer reporting unit had a fair value that was significantly less than its carrying amount prior to the combination, which is a triggering event for an interim goodwill impairment test. A two-step impairment test was performed to identify a potential impairment and measure an impairment loss to be recognized. Based on this step of the impairment test, we determined that the full amount of remaining goodwill, $23.5 million, was impaired.

Note 7 — Restructuring and Other Expense

The components of our restructuring and other expense included in the Consolidated Statements of Operations were as follows:

	Years Ended December 31,		
	2011	2010	2009
		(In millions)	
Restructuring			
Severance and related	$ 7.0	$13.0	$11.2
Lease termination costs	3.3	1.7	0.7
Other	1.1	—	—
Total restructuring	11.4	14.7	11.9
Other			
Pension settlement/curtailment	2.5	2.8	11.7
Asset impairments	—	31.2	2.7
Asset disposals	7.0	—	—
Acquisition and integration related costs	2.6	—	—
Other	(2.0)	2.4	0.3
Total	$21.5	$51.1	$26.6

2011 Manufacturing Redesign Restructuring Program

On January 13, 2011 the Board of Directors approved the 2011 manufacturing redesign restructuring program of up to $55 million to rationalize certain product lines and discontinue tape coating operations at our Weatherford, Oklahoma facility by April 2011 and subsequently close the facility. We signed a strategic agreement with TDK Corporation to jointly develop and manufacture magnetic tape technologies. Under the agreement, we are collaborating on the research and development of future tape formats in both companies' research centers in the United States and Japan and we consolidated tape coating operations to the TDK Yamanashi manufacturing facility. We also recorded additional inventory write-offs related to this program due to end of life. This program originally included a total of approximately $50 million in restructuring and other charges, consisting of severance and related costs of approximately $3 million, asset impairments of approximately $31 million primarily related to the Weatherford facility, inventory write-offs of approximately $14 million and other charges of approximately $2 million. Therefore this program is substantially complete.

As of June 30, 2011 the Weatherford facility met the held for sale criteria outlined in the accounting guidance for the sale of a long-lived asset. Accordingly, the book value of the building and property, $3.1 million, was transferred into other current assets on the Consolidated Balance Sheet and is no longer being depreciated.

During 2011 we recorded restructuring charges of $0.3 million for lease termination and modification costs and site clean-up expenses of $0.9 million related to this program. We also recorded non-cash inventory write-offs of $7.5 million related to this program, which are included in cost of goods sold on our Consolidated Statements of Operations. Since the inception of this program, we have recorded a total of $21.7 million of inventory write-offs, $31.2 million of asset impairment charges, $3.2 million of severance and related expenses, $0.3 million for lease termination and modification costs and $0.9 million of site clean-up expenses.

During 2010 we recorded restructuring charges of $3.2 million for severance and related expenses and $31.2 million of asset impairment charges primarily related to the Weatherford facility. We also recorded non-cash inventory write-offs of $14.2 million related to this program, which are included in cost of goods sold on our Consolidated Statements of Operations.

Changes in the 2011 manufacturing redesign restructuring program accruals were as follows:

	Severance and Related	Lease Termination Costs	Other	Total
		(In millions)		
Accrued balance at December 31, 2009	$ —	$ —	$ —	$ —
Charges	3.2	—	45.4	48.6
Usage	—	—	(45.4)	(45.4)
Currency impacts	—	—	—	—
Accrued balance at December 31, 2010	$ 3.2	$ —	$ —	$ 3.2
Charges	—	0.3	8.4	8.7
Usage	(3.0)	(0.3)	(8.4)	(11.7)
Currency Impacts	—	—	—	—
Accrued balance at December 31, 2011	$ 0.2	$ —	$ —	$ 0.2

For the year ended December 31, 2011, non-cash inventory write-offs of $7.5 million and $0.9 million of site clean-up costs are included in other. For the year ended December 31, 2010 a non-cash asset impairment charge of $31.2 million, primarily related to our Weatherford Facility, and non-cash inventory write-offs of $14.2 million are included in other in the table above.

2011 Corporate Strategy Restructuring Program

On January 31, 2011 the Board of Directors approved the 2011 corporate strategy restructuring program to rationalize certain product lines, increase efficiency and gain greater focus in support of our go-forward strategy. Major components of the program include charges associated with certain benefit plans, improvements to our global sourcing and distribution network, costs associated with further rationalization of our product lines and evolution of our skill sets to align with our announced strategy. This program originally included a total of approximately $35 million in restructuring and other charges, consisting of severance and related expenses of approximately $14 million, charges associated with certain benefit plans of approximately $11 million, lease termination expenses of approximately $5 million and other charges of approximately $5 million.

During 2011, we recorded restructuring charges of $7.0 million for severance and related expenses, $3.0 million for lease termination and modification costs and $0.2 million of other charges. In addition, we also recorded inventory write-offs of $1.6 million related to the planned rationalization of certain product lines as part of this program, which are included in cost of goods sold in our Consolidated Statements of Operations. Since the inception of this program, we have recorded a total of $10.4 million of severance and related expenses, $3.0 million of lease termination and modification costs, $1.6 million of inventory write-offs, $0.2 million of other charges and $0.3 million related to a pension curtailment charge.

During 2010, we recorded restructuring charges of $3.4 million for severance and related expenses and a pension curtailment charge of $0.3 million.

Changes in the 2011 corporate strategy restructuring program accruals were as follows:

	Severance and Related	Lease Termination Costs	Other	Total
		(In millions)		
Accrued balance at December 31, 2009	$ —	$ —	$ —	$ —
Charges	3.4	—	0.3	3.7
Usage	—	—	(0.3)	(0.3)
Currency impacts	—	—	—	—
Accrued balance at December 31, 2010	$ 3.4	$ —	$ —	$ 3.4
Charges	7.0	3.0	1.8	11.8
Usage	(5.7)	(2.3)	(2.1)	(10.1)
Currency impacts	(0.1)	(0.1)	0.3	0.1
Accrued balance at December 31, 2011	$ 4.6	$ 0.6	$ —	$ 5.2

For the year ended December 31, 2011 other includes non-cash inventory write-offs of $1.6 million. Inventory write-offs were included in cost of goods sold on our Consolidated Statements of Operations.

The restructuring is expected to be substantially complete during 2012.

Prior Programs Substantially Complete

During 2010, we recorded $6.4 million of severance and related expenses, $1.7 million of lease termination costs, $2.5 million of pension settlement and curtailment charges, and $0.2 million of other charges related to our 2008 corporate redesign restructuring program. This program was initiated during the fourth quarter of 2008 and aligned our cost structure by reducing SG&A expenses. We reduced costs by rationalizing key accounts and products and by simplifying our corporate structure globally.

During 2009, we recorded $11.2 million of severance and related expenses, $0.1 million of lease termination costs and $11.7 million of pension settlement and curtailment charges related to our 2008 corporate redesign restructuring program. Additionally during 2009, we recorded $0.9 million of lease termination costs related to our 2008 cost reduction restructuring program. This program began in the third quarter of 2008 when our Board of Directors approved the Camarillo, California restructuring plan as further implementation of our manufacturing strategy. In order to partially mitigate projected declines in tape gross profits in future years, we ended manufacturing at our Camarillo plant and exited the facility during 2008. The 2008 cost reduction restructuring program also included our decision to consolidate the Cerritos, California business operations into Oakdale, Minnesota. During 2009, we consolidated the previous Cerritos activities into a single headquarters location in order to achieve better focus, gain efficiencies across brands and channels and reduce cost. We recorded $0.3 million of income through the reversal of lease termination accruals related to previously announced programs.

Other

During 2011 we recorded additional pension settlement and curtailment losses of $2.5 million within restructuring and other expense in the Consolidated Statements of Operations as a result of the downsizing associated with our domestic restructuring activities. See Note 9 to the Consolidated Financial Statements for further information regarding pension settlements and curtailments.

Our Camarillo, California manufacturing facility ceased operations on December 31, 2008 and the facility, comprised of a building and property, was classified as held for sale. In an effort to increase the salability of the property, during the three months ended June 30, 2011 we demolished the building which resulted in a $7.0 million loss on disposal during the period. The land related to the facility continues to meet the criteria for held for sale accounting and, therefore, remains classified in other current assets on the Consolidated Balance Sheet as of December 31, 2011 at a book value of $0.2 million. On October 7, 2011 we entered into an agreement to sell the land for $10.5 million, contingent upon the change of certain zoning requirements for the land as well as other standard conditions. If these conditions are met, the sale is expected to close in 2013.

Also during 2011 we recorded acquisition and integration related costs as a result of our acquisition activities of $2.6 million within restructuring and other expense in the Consolidated Statements of Operations. Also during 2011 we amended a long-term disability benefit plan, resulting in a $2.0 million gain.

During 2010, other expenses included costs associated with the announced retirement of our former Vice Chairman and Chief Executive Officer, including a severance related charge of $1.4 million and a charge of $0.8 million related to the accelerated vesting of his unvested options and restricted stock.

During 2009 we incurred net asset impairment charges of $2.7 million and other charges of $0.3 million related mainly to the abandonment of certain manufacturing and R&D assets as a result of our restructuring activities.

2011 Activity

The following table summarizes 2011 restructuring and other activity by restructuring program:

	2011 Manufacturing Redesign Program	2011 Corporate Strategy Program	Other	Total
		(In millions)		
Restructuring				
Severance and related	$ —	$ 7.0	$ —	$ 7.0
Lease termination costs	0.3	3.0	—	3.3
Other	0.9	0.2	—	1.1
Total restructuring	1.2	10.2	—	11.4
Other				
Pension settlement/curtailment	—	—	2.5	2.5
Asset disposals	—	—	7.0	7.0
Acquisition and integration costs	—	—	2.6	2.6
Other	—	—	(2.0)	(2.0)
Total	$1.2	$10.2	$10.1	$21.5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2010 Activity

The following table summarizes 2010 restructuring and other activity by restructuring program:

	2011 Manufacturing Redesign Program	2011 Corporate Strategy Program	2008 Corporate Redesign Program	Other	Total
		(In millions)			
Restructuring					
Severance and related	$ 3.2	$3.4	$ 6.4	$ —	$13.0
Lease termination costs	—	—	1.7	—	1.7
Total restructuring	3.2	3.4	8.1	—	14.7
Other					
Pension settlement/curtailment	—	0.3	2.5	—	2.8
Asset Impairments	31.2	—	—	—	31.2
Other	—	—	0.2	2.2	2.4
Total	$34.4	$3.7	$10.8	$2.2	$51.1

2009 Activity

The following table summarizes 2009 restructuring and other activity by restructuring program:

	2008 Corporate Redesign Program	2008 Cost Reduction Program	Other	Total
		(In millions)		
Restructuring				
Severance and related	$11.2	$ —	$ —	$11.2
Lease termination costs	0.1	0.9	(0.3)	0.7
Other	—	—	—	—
Total restructuring	11.3	0.9	(0.3)	11.9
Other				
Pension settlement/curtailment	11.7	—	—	11.7
Asset impairments	—	—	2.7	2.7
Other	—	—	0.3	0.3
Total	$23.0	$0.9	$ 2.7	$26.6

Note 8 — Stock-Based Compensation

Stock compensation expense consisted of the following:

	Years Ended December 31,		
	2011	2010	2009
		(In millions)	
Stock-based compensation	$7.5	$6.9	$7.5

We have stock-based compensation awards outstanding under five plans (collectively, the Stock Plans). We have stock options outstanding under our 1996 Directors Stock Compensation Program (Directors Plan). We have stock options and restricted stock outstanding under our 2000 Stock Incentive Plan (2000 Incentive Plan), our 2005 Stock Incentive Plan (2005 Incentive Plan), our 2008 Stock Incentive Plan (2008 Incentive Plan) and our 2011 Stock Incentive Plan (2011 Incentive Plan).

We also have restricted stock units outstanding under our 2005 Incentive Plan, our 2008 Incentive Plan and our 2011 Incentive Plan. No further shares are available for grant under the Directors Plan, 2000 Incentive Plan, the 2005 Incentive Plan or the 2008 Incentive Plan. Restricted stock granted and stock option awards exercised are issued from our treasury stock. The purchase of treasury stock is discretionary and will be subject to determination by our Board of Directors each quarter following its review of our financial performance and other factors.

The Directors Plan was approved and adopted by 3M Company, as our sole shareholder, and became effective on July 1, 1996. The outstanding options are non-qualified, normally have a term of ten years and generally became exercisable one year after grant date. Exercise prices are equal to the fair market value of our common stock on the date of grant. As a result of the approval and adoption of the 2005 Incentive Plan in May 2005, no further shares are available for grant under the Directors Plan.

The 2000 Incentive Plan was approved and adopted by our shareholders on May 16, 2000, and became effective immediately. The outstanding options are non-qualified, normally have a term of seven to ten years and generally became exercisable 25 percent per year beginning on the first anniversary of the grant date. Exercise prices are equal to the fair market value of our common stock on the date of grant.

The 2005 Incentive Plan was approved and adopted by our shareholders on May 4, 2005, and became effective immediately. The 2005 Incentive Plan permitted the granting of incentive and non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units, dividend equivalents, performance awards and other stock and stock-based awards. The total number of shares of common stock that could have been issued or awarded under the 2005 Incentive Plan was not to exceed 2.5 million, of which the maximum number of shares that could have been awarded pursuant to grants of restricted stock, restricted stock units and stock awards was 1.5 million. The outstanding options are non-qualified and normally have a term of ten years. For employees, the options generally become exercisable 25 percent per year beginning on the first anniversary of the grant date. For directors, the options generally became exercisable in full on the first anniversary of the grant date. Exercise prices for stock options are equal to the fair market value of our common stock on the date of grant. As a result of the approval and adoption of the 2008 Incentive Plan in May 2008, no further shares are available for grant under the 2005 Incentive Plan.

The 2008 Incentive Plan was approved and adopted by our shareholders on May 7, 2008 and became effective immediately. The 2008 Incentive Plan permits grants of stock options, stock appreciation rights, restricted stock, restricted stock units, dividend equivalents, performance awards, stock awards and other stock-based awards (collectively, Awards). The Board of Directors and Compensation Committee have the authority to determine the type of Awards as well as the amount, terms and conditions of each Award under the 2008 Incentive Plan, subject to the limitations and other provisions of the 2008 Incentive Plan. The total number of shares of common stock that may be issued or granted under the 2008 Incentive Plan may not exceed 4.0 million, of which the maximum number of shares that may be provided pursuant to grants of Awards other than options and stock appreciation rights is 2.0 million. The number of shares available for Awards, as well as the terms of outstanding Awards, is subject to adjustments as provided in the 2008 Incentive Plan for stock splits, stock dividends, recapitalization and other similar events. The outstanding options are non-qualified and normally have a term of ten years. For employees, the options generally become exercisable and restricted stock vests 25 percent per year beginning on the first anniversary of the grant date, subject to the employees continuing service to the Company. For directors, the options generally become exercisable and restricted stock vests in full on the first anniversary of the grant date. Exercise prices for stock options are equal to the fair market value of our common stock on the date of grant. As a result of the approval and adoption of the 2011 Incentive Plan in May 2011, no further shares are available for grant under the 2008 Incentive Plan.

The 2011 Incentive Plan was approved and adopted by our shareholders on May 4, 2011 and became effective immediately. The 2011 Stock Incentive Plan permits the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, dividend equivalents, performance awards, stock awards and other stock-based awards. The aggregate number of shares of our common stock that may be issued under all stock-based awards made under the 2011 Stock Incentive Plan is 4.5 million and the maximum number of shares that may be awarded pursuant to grants of awards other than options and stock appreciation rights is 1.1 million. The number of shares available for awards, as well as the terms of outstanding awards, is subject to adjustments as provided in the 2011 Stock Incentive Plan for stock splits, stock dividends, recapitalization and other similar events. Awards may be granted under the 2011 Stock Incentive Plan until the earlier to occur of May 3, 2021 or the date on which all shares available for awards under the 2011 Stock Incentive Plan have been purchased or acquired; provided, however, that incentive stock options may not be granted after February 10, 2021. As of December 31, 2011, we had stock-based compensation awards consisting of stock options and restricted stock. As of December 31, 2011, there were 3,799,009 shares available for grant under our 2011 Incentive Plan. No further shares were available for grant under any other Stock Plan.

Stock Options

The fair value of each option award is estimated on the date of grant using the Black-Scholes option pricing model. The assumptions used in the valuation model are supported primarily by historical indicators and current market conditions. Volatility was calculated using the historical weekly close rate for a period of time equal to the expected term. The risk-free rate of return was determined by using the U.S. Treasury yield curve in effect at the time of grant. The expected term was calculated on an aggregated basis and estimated based on an analysis of options already exercised and any foreseeable trends or changes in recipients' behavior. In determining the expected term, we considered the vesting period of the awards, the contractual term of the awards, historical average holding periods, stock price history, impacts from recent restructuring initiatives and the relative weight for each of these factors. The dividend yield was based on the latest dividend payments made on or announced by the date of the grant.

The following table summarizes our weighted average assumptions used in the valuation of options for the years ended December 31:

	2011	2010	2009
Volatility	44%	43%	41%
Risk-free interest rate	2.13%	2.49%	2.13%
Expected life (months)	70	66	65
Dividend yield	—%	—%	—%

The following table summarizes stock option activity:

	Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (millions)
Outstanding December 31, 2008	4,103,756	$32.09	6.2	$ —
Granted	1,054,599	9.71		
Exercised	—	—		
Cancelled	(341,850)	31.25		
Forfeited	(221,667)	28.32		
Outstanding December 31, 2009	4,594,838	$27.19	6.2	$0.1
Granted	889,089	10.46		
Exercised	(1,000)	8.11		
Cancelled	(421,146)	31.19		
Forfeited	(145,693)	17.97		
Outstanding December 31, 2010	4,916,088	$24.10	5.6	$0.7
Granted	1,401,163	9.41		
Exercised	(45,429)	10.13		
Cancelled	(475,703)	35.11		
Forfeited	(116,540)	14.34		
Outstanding December 31, 2011	5,679,579	$19.87	6.0	$ —

No performance-based options were granted during the year ended December 31, 2011. Of the options granted during the year ended December 31, 2010, there were 105,397 performance-based options granted based on the Company's performance against operating income targets for 2010. Operating income (as defined under the 2010 Annual Bonus Plan) exceeded specified levels; therefore, the full grant will vest 25 percent per year over four years from the date of grant.

There was no aggregate intrinsic value at December 31, 2011 as our stock price of $5.73 on December 30, 2011 was below the exercise price of all of the outstanding stock options. Our stock price of $10.31 and $8.72 on December 31, 2010 and December 31, 2009, respectively, resulted in an aggregate intrinsic value of $0.7 million and $0.1 million, respectively. The intrinsic value of options exercised during 2011 and 2010 was less than $0.1 million each year. As no options were exercised during 2009, there was no intrinsic value for exercised options during 2009. The weighted average grant date fair value of options granted during the years 2011, 2010 and 2009 was $4.15, $4.46 and $3.94, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes outstanding, exercisable options and options expected to vest as of December 31, 2011:

Range of Exercise Prices	Exercisable Options			Options Expected to Vest		
	Stock Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Stock Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price
$6.17 to $14.15	909,873	6.2	$ 9.95	1,910,343	8.8	$ 9.67
$14.16 to $19.20	—	—	—	—	—	—
$19.21 to $23.95	104,468	0.7	22.83	3,035	6.6	20.64
$23.96 to $28.70	731,717	4.9	24.37	135,077	6.3	24.62
$28.71 to $39.38	1,180,329	2.8	34.93	—	—	—
$39.39 to $41.75	388,145	3.1	41.34	—	—	—
$41.76 to $46.97	38,000	1.9	44.45	—	—	—
$6.17 to $46.97	3,352,532	4.1	$26.32	2,048,455	8.7	$10.67

The outstanding options are non-qualified and generally have a term of ten years. For employees, the options granted prior to May 2011 generally become exercisable and vest 25 percent per year beginning on the first anniversary of the grant date, subject to the employee's continuing service to the Company. Grants during and after May 2011 become exercisable and vest 33 percent per year beginning on the first anniversary of the grant date, subject to the employee's continuing service to the Company. For directors, the options generally become exercisable in full on the first anniversary of the grant date.

Total related stock-based compensation expense recognized in the Consolidated Statements of Operations for the years ended December 31, 2011, 2010 and 2009 was $4.1 million, $3.8 million and $4.9 million, respectively. This expense would result in related tax benefits of $1.3 million, $1.2 million and $1.6 million for the years ended December 31, 2011, 2010 and 2009, respectively. However, these tax benefits are included in the U.S. deferred tax assets which are subject to a full valuation allowance, and due to the valuation allowance, we did not recognize the related tax benefit in 2011 and 2010.

On March 18, 2010, we announced the retirement of our former Vice Chairman and Chief Executive Officer, effective May 5, 2010. In connection with his retirement from the Company, the Board of Directors also determined to accelerate the vesting of his outstanding unvested options and restricted stock. As a result, additional compensation expense of $0.8 million was recognized during the first quarter of 2010. The related tax benefit was $0.3 million for the year ended December 31, 2010. This tax benefit was included in the U.S. deferred tax assets that were subject to the valuation allowance established during 2010.

No related stock-based compensation was capitalized as part of an asset for the years ended December 31, 2011, 2010 or 2009. As of December 31, 2011, there was $7.2 million of total unrecognized compensation expense related to non-vested stock options granted under our Stock Plans. That expense is expected to be recognized over a weighted average period of 2.21 years.

Restricted Stock

The following table summarizes our restricted stock activity:

	Restricted Stock	Weighted Average Grant Date Fair Value Per Share
Nonvested as of December 31, 2008	304,511	$28.98
Granted	327,654	9.38
Vested	(119,074)	29.44
Forfeited	(51,389)	30.04
Nonvested as of December 31, 2009	461,702	$14.84
Granted	524,655	10.45
Vested	(209,302)	15.17
Forfeited	(37,859)	11.15
Nonvested as of December 31, 2010	739,196	$11.34
Granted	385,049	9.28
Vested	(274,934)	12.15
Forfeited	(54,265)	12.05
Nonvested as of December 31, 2011	795,046	$10.02

There were no performance-based restricted shares granted during the year ended December 31, 2011. Of the restricted shares granted during the year ended December 31, 2010, there were 265,837 performance-based restricted shares granted based on the Company's performance against operating income targets for 2010. Operating income (as defined under the 2010 Annual Bonus Plan) exceeded specified levels; therefore, the full grant will vest 25 percent per year over four years from the date of grant.

The total fair value of shares vested during the years 2011, 2010 and 2009 was $3.3 million, $3.2 million and $3.5 million, respectively.

Total related stock-based compensation expense recognized in the Consolidated Statements of Operations for the years ended December 31, 2011, 2010 and 2009 was $3.4 million, $3.1 million and $2.6 million, respectively. This expense would result in related tax benefits of $1.3 million, $1.2 and $1.0 million for the years ended December 31, 2011, 2010 and 2009, respectively. However, these tax benefits are included in the U.S. deferred tax assets which are subject to a full valuation allowance and due to the valuation allowance, we did not recognize the related tax benefit in 2011 and 2010.

No related stock-based compensation was capitalized as part of an asset for the years ended December 31, 2011, 2010 or 2009. As of December 31, 2011, there was $5.7 million of total unrecognized compensation expense related to restricted stock granted under our Stock Plans. That expense is expected to be recognized over a weighted average period of 2.2 years.

Note 9 — Retirement Plans

Pension Plans

We have various non-contributory defined benefit pension plans covering substantially all United States employees and certain employees outside the United States. Total pension expense was $2.4 million, $4.5 million and $15.1 million in 2011, 2010 and 2009, respectively. Total pension expense decreased year over year due primarily to lower service and interest costs. The measurement date of our pension plans is December 31. We expect to contribute approximately $7 million to

$10 million to our pension plans in 2012. It is our general practice, at a minimum, to fund amounts sufficient to meet the requirements set forth in applicable benefits laws and local tax laws. From time to time, we contribute additional amounts, as we deem appropriate.

In connection with actions taken under our previously announced restructuring programs, the number of employees accumulating benefits under our pension plan in the United States has declined significantly. Participants in our U.S. pension plan have the option of receiving cash lump sum payments when exiting the plan, which a number of participants exiting the pension plan have elected to receive. Lump sum payments in 2011 exceeded our 2010 service and interest costs; as a result a partial settlement event occurred and we recognized a pro-rata portion of the previously unrecognized net actuarial loss. We incurred partial settlement losses of $2.5 million, $2.5 million and $7.1 million in 2011, 2010 and 2009, respectively, which are included in restructuring and other expense on our Consolidated Statements of Operations. Further, as required by GAAP, we remeasured the funded status of our United States plan as of the date of the settlements.

Effective January 1, 2010, the U.S. pension plan was amended to exclude new hires and rehires from participating in the plan. Furthermore, we eliminated benefit accruals under the United States defined benefit pension plan as of January 1, 2011, thus "freezing" the defined benefit pension plan. Under the plan freeze, no pay credits will be made to a participant's account balance after December 31, 2010. However, interest credits will continue in accordance with the annual update process. These actions resulted in the recognition of all prior service cost as a curtailment loss of $0.3 million in 2010, included as a component of restructuring and other in the Consolidated Statements of Operations. Due to the timing of this plan amendment we remeasured the funded status of our U.S. pension plan in conjunction with the annual remeasurement as of December 31, 2010.

In connection with actions taken under our previously announced restructuring programs, we fully terminated a defined benefit pension plan in Canada during the year ended December 31, 2009. We purchased annuities to fully fund our obligation and removed the Company from future liability. A full settlement event occurred and we recognized the previously unrecognized net actuarial position and incurred a settlement loss of $4.6 million, which is included in restructuring and other expense on our Consolidated Statements of Operations.

For the U.S. pension plan, employees who have completed three years or more of service, including service with 3M Company before July 1, 1996, or who have reached age 65, are entitled to pension benefits beginning at normal retirement age (65) based primarily on employees' pay credits and interest credits. Through December 31, 2009, pay credits were made to each eligible participant's account equal to six percent of that participant's eligible earnings for the year. Beginning on January 1, 2010 and through December 31, 2010, pay credits were reduced to three percent of each participant's eligible earnings. In conjunction with the plan freeze, no additional pay credits will be made to a participant's account balance after December 31, 2010. A monthly interest credit is made to each eligible participant's account based on the participant's account balance as of the last day of the preceding year. The interest credit rate is established annually and is based on the interest rate of certain low-risk debt instruments. The interest credit rate was 4.19 percent for 2011. In accordance with the annual update process, the interest credit rate will be 3.02 percent for 2012.

The U.S. pension plan permits four payment options: a lump-sum option, a life income option, a survivor option or a period certain option. If a participant terminates prior to completing three years of service, the participant forfeits the right to receive benefits under the pension plan unless the participant has reached the age of 65 at the time of termination.

The benefit obligations and plan assets, changes to the benefit obligations and plan assets, and the funded status of the defined benefit plan were as follows:

	United States		International	
	As of December 31,		As of December 31,	
	2011	2010	2011	2010
	(In millions)			
Change in benefit obligation				
Benefit obligation, beginning of year	$ 93.8	$ 96.7	$ 58.9	$59.2
Service cost	—	1.7	0.7	0.6
Interest cost	4.2	4.8	2.5	2.8
Actuarial (gain) loss	5.1	1.9	4.4	(1.5)
Benefits paid	(8.4)	(1.6)	(2.2)	(2.1)
Settlements	(2.5)	(9.0)	(8.4)	—
Foreign exchange rate changes	—	—	(0.3)	(1.4)
Plan amendments	—	—	—	1.3
Curtailments	—	(0.7)	—	—
Projected benefit obligation, end of year	$ 92.2	$ 93.8	$ 55.6	$58.9
Change in plan assets				
Fair value of plan assets, beginning of year	$ 70.9	$ 64.1	$ 61.2	$59.0
Actual return on plan assets	(0.9)	9.3	1.6	4.2
Foreign exchange rate changes	—	—	(0.3)	(1.7)
Company contributions	10.5	8.1	3.8	1.8
Benefits paid	(8.4)	(1.6)	(2.2)	(2.1)
Settlements	(2.5)	(9.0)	(10.6)	—
Fair value of plan assets, end of year	$ 69.6	$ 70.9	$ 53.5	$61.2
Funded status of the plan, end of year	$(22.6)	$(22.9)	$ (2.1)	$ 2.3

Amounts recognized in the Consolidated Balance Sheets consisted of the following:

	United States		International	
	As of December 31,		As of December 31,	
	2011	2010	2011	2010
	(In millions)			
Noncurrent assets	$ —	$ —	$ 4.6	$ 6.4
Noncurrent liabilities	(22.6)	(22.9)	(6.7)	(4.1)
Accumulated other comprehensive loss — pre-tax	30.2	21.6	8.6	2.7

Amounts recognized in accumulated other comprehensive loss consisted of the following:

	United States		International	
	As of December 31,		As of December 31,	
	2011	2010	2011	2010
	(In millions)			
Net actuarial loss	$30.2	$21.6	$13.3	$ 7.3
Prior service cost (credit)	—	—	(6.5)	(6.7)
Transition asset obligation	—	—	1.8	2.1
Total	$30.2	$21.6	$ 8.6	$ 2.7

The following table includes information for pension plans with an accumulated benefit obligation in excess of plan assets. This excludes our plans which have plan assets in excess of accumulated benefit obligations.

	United States		International	
	As of December 31,		As of December 31,	
	2011	2010	2011	2010
	(In millions)			
Projected benefit obligation, end of year	$92.2	$93.8	$31.7	$29.0
Accumulated benefit obligation, end of year	92.2	93.7	31.4	28.8
Plan assets at fair value, end of year	69.6	70.9	25.1	25.1

Components of net periodic benefit costs included the following:

	United States			International		
	Years Ended December 31,			Years Ended December 31,		
	2011	2010	2009	2011	2010	2009
	(In millions)					
Service cost	$ —	$ 1.7	$ 2.8	$ 0.7	$ 0.6	$ 0.7
Interest cost	4.2	4.8	5.4	2.5	2.8	3.2
Expected return on plan assets	(6.3)	(5.7)	(6.5)	(3.0)	(3.1)	(3.0)
Amortization of net actuarial loss	1.2	0.4	0.2	0.2	0.2	0.4
Amortization of prior service cost (credit)	—	0.1	0.1	(0.5)	(0.4)	(0.2)
Amortization of transition obligation	—	—	—	0.3	0.3	0.3
Net periodic benefit cost	$(0.9)	$ 1.3	$ 2.0	$ 0.2	$ 0.4	$ 1.4
Settlements and curtailments	2.5	2.8	7.1	0.6	—	4.6
Total pension costs	$ 1.6	$ 4.1	$ 9.1	$ 0.8	$ 0.4	$ 6.0

The estimated net actuarial loss, prior service credit and net obligations at transition for the defined benefit pension plans that will be amortized from accumulated other comprehensive loss into net periodic benefit costs over the next fiscal year are $1.7 million loss, $0.5 million credit and $0.3 million obligation, respectively.

Weighted-average assumptions used to determine benefit obligations were as follows:

	United States		International	
	As of December 31,		As of December 31,	
	2011	2010	2011	2010
Discount rate	3.75%	5.00%	4.07%	4.77%
Rate of compensation increase	—%	4.75%	3.05%	1.30%

Weighted-average assumptions used to determine net periodic benefit costs were as follows:

	United States			International		
	As of December 31,			As of December 31,		
	2011	2010	2009	2011	2010	2009
Discount rate	4.75%	5.30%	5.60%	4.56%	5.00%	5.79%
Expected return on plan assets	8.00%	8.00%	8.00%	4.92%	5.52%	5.07%
Rate of compensation increase	—%	4.75%	4.75%	2.77%	2.98%	3.56%

The discount rate is determined through a modeling process utilizing a customized portfolio of high-quality bonds whose annual cash flows cover the expected benefit payments of the plan, as well as comparing the results of our modeling to other corporate bond and pension liability indices. Beginning in 2011, the projected salary increase assumption was not applicable in the United States due to the elimination of benefit accruals as of January 1, 2011. The expected long-term rate of return on plan assets is chosen from the range of likely results of compounded average annual returns over a 10-year time horizon based on the plans' current investment policy. The expected return and volatility for each asset class is based on historical equity, bond and cash market returns. While this approach considers recent fund performance and historical returns, the assumption is primarily a long-term, prospective rate.

The plans' asset allocations by asset category were as follows:

	United States		International	
	As of December 31,		As of December 31,	
	2011	2010	2011	2010
Short-term investments	2%	3%	1%	1%
Fixed income securities	15%	19%	41%	36%
Equity securities	65%	66%	24%	32%
Absolute return strategy equity funds	18%	12%	—%	—%
Insurance contracts	—%	—%	34%	31%
Total	100%	100%	100%	100%

In the United States, we maintain target allocation percentages among various asset classes based on an investment policy established for the plan, which is designed to achieve long-term objectives of return, while mitigating against downside risk and considering expected cash flows. The current target asset allocation includes equity securities at 50 to 80 percent, fixed income securities at 15 to 25 percent and other investments at 10 to 20 percent. Other investments include absolute return strategies investments and insurance contracts. Management reviews our United States investment policy for the plan at least annually. Outside the United States, the investment objectives are similar to the United States, subject to local regulations. In some countries, a higher percentage allocation to fixed income securities is required and certain investment objectives are coordinated through insurance contract strategies for all contracts rather than individual Imation insurance contracts.

The following benefit payments as of December 31, 2011, reflect expected future services and are expected to be paid in each of the next five years and in the aggregate for the five years thereafter:

	United States	International
	(In millions)	
2012	$19.6	$ 2.1
2013	5.0	2.2
2014	4.7	2.3
2015	5.0	2.4
2016	5.7	2.6
2017-2021	27.9	14.3

The assets of our pension plans are valued at fair value. Fair value measurements are categorized into one of three levels based on the lowest level of significant input used: Level 1 (unadjusted quoted prices in active markets for identical assets); Level 2 (significant observable market inputs available at the measurement date, other than quoted prices included in Level 1); and Level 3 (unobservable inputs that cannot be corroborated by observable market data).

Short-term investments:

Carrying value of these assets approximates fair value because maturities are generally less than three months.

Equity securities:

Valued at the closing price reported on the major market on which the individual securities are traded.

Fixed income securities:

Valued using quoted prices of the securities or, if unavailable, using quoted prices of securities with similar characteristics in an active market.

Other investments include absolute return strategy funds which consist primarily of private partnership interests in hedge funds and foreign government insurance contracts.

Mutual funds and absolute return strategy funds are valued using net asset value (NAV) of shares held as of December 31, 2011. The NAV is a quoted transactional price for participants in the fund which do not represent an active market. In relation to these investments, there are no unfunded commitments and shares can be redeemed with minimal restrictions and can do so daily. Events that may lead to a restriction to transact with the funds are not considered probable.

These methods may produce a fair value calculation that may not be indicative of the net realizable value or reflective of future fair values. Furthermore, while we believe the valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different value measurement as of December 31, 2011. Investments, in general, are subject to various risks, including credit, interest and overall market volatility risks. The December 31, 2010 fair value leveling disclosures were revised to correct the presentation of certain investments in the U.S. pension plan as Level 2 equity securities rather than as Level 3 equity securities, as previously disclosed. The effects of the change in disclosures are not considered material to the financial statements. There were no transfers into or out of Level 1 or Level 2 during the year ended December 31, 2011.

The fair value of the plan assets by asset category were as follows:

	December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
		(In millions)		
Short-term investments:				
Money markets	$ 1.5	$ 1.5	$ —	$—
Commingled trust funds	—	—	—	—
Mutual funds	0.1	—	0.1	—
Other short-term investments	0.2	—	0.2	—
Fixed income securities:				
Mutual funds	32.6	10.7	21.9	—
Equity securities:				
Blended mutual funds	19.8	6.8	13.0	—
Large-cap growth funds	18.0	—	18.0	—
Small-cap growth funds	6.7	6.7	—	—
Small-cap value funds	6.6	6.6	—	—
Commingled trust funds	7.1	—	7.1	—
Growth mutual funds	—	—	—	—
Other investments:				
Insurance contracts	18.3	—	18.3	—
Absolute return strategy funds	12.2	—	12.2	—
Total	$123.1	$32.3	$90.8	$—

	December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
		(In millions)		
Short-term investments:				
Money markets	$ 1.5	$ 1.5	$ —	$—
Commingled trust funds	—	—	—	—
Mutual funds	0.2	—	0.2	—
Other short-term investments	0.2	—	0.2	—
Fixed income securities:				
Mutual funds	35.6	13.2	22.4	—
Equity securities:				
Blended mutual funds	26.4	7.9	18.5	—
Large-cap growth funds	18.3	—	18.3	—
Small-cap growth funds	6.9	6.9	—	—
Small-cap value funds	6.8	6.8	—	—
Commingled trust funds	7.2	—	7.2	—
Growth mutual funds	1.1	1.1	—	—
Other investments:				
Insurance contracts	18.8	—	18.8	—
Absolute return strategy funds	8.7	—	8.7	—
Total	$131.7	$37.4	$94.3	$—

Employee Retirement Savings Plans

We sponsor a 401(k) retirement savings plan under which eligible United States employees may choose to save up to 20 percent of eligible compensation on a pre-tax basis, subject to certain IRS limitations. From January 1 to March 31, 2009, we matched 100 percent of employee contributions up to the first three percent of eligible compensation plus 50 percent on the next two percent of eligible compensation. Between April 2009 and December 31, 2009, we matched 50 percent of employee contributions on the first three percent of eligible compensation and 25 percent on the next two percent of eligible compensation in our stock. In November 2009, we determined it was appropriate to reinstate our 401(k) Plan matching contribution to the rate applied prior to April 2009. The reinstatement became effective January 1, 2010 and continued through December 31, 2010. Effective January 1, 2011, we match 100 percent of employee contributions up to the first five percent of eligible compensation.

We also sponsor a variable compensation program in which we may, at our discretion, contribute up to three percent of eligible employee compensation to employees' 401(k) retirement accounts, depending upon total company performance. No contributions have been made under the variable compensation program for the years ended 2011, 2010 or 2009.

We used shares of treasury stock to match employee 401(k) contributions for 2011, 2010 and 2009. Total expense related to the use of shares of treasury stock to match employee 401(k) contributions was $2.1 million, $1.7 million and $1.3 million in 2011, 2010 and 2009, respectively.

Note 10 — Income Taxes

The components of loss from continuing operations before income taxes were as follows:

	Years Ended December 31,		
	2011	2010	2009
		(In millions)	
U.S.	$(67.0)	$(114.3)	$(116.0)
International	24.1	37.9	39.3
Total	$(42.9)	$ (76.4)	$ (76.7)

The components of the income tax provision (benefit) from continuing operations were as follows:

	Years Ended December 31,		
	2011	2010	2009
		(In millions)	
Current			
Federal	$ 1.5	$12.1	$(27.0)
State	—	3.8	(6.4)
International	5.5	9.0	2.7
Deferred			
Federal	—	44.7	(6.6)
State	—	8.6	(0.9)
International	(3.2)	3.7	5.5
Total	$ 3.8	$81.9	$(32.7)

The income tax provision from continuing operations differs from the amount computed by applying the statutory United States income tax rate (35 percent) because of the following items:

	Years Ended December 31,		
	2011	2010	2009
		(In millions)	
Tax at statutory U.S. tax rate	$(15.0)	$ (26.8)	$(26.9)
State income taxes, net of federal benefit	(2.2)	(3.7)	(5.6)
Net effect of international operations	(1.3)	(2.8)	(7.2)
Valuation allowances	17.6	105.2	1.4
U.S. tax on foreign earnings	4.8	5.1	0.6
Uncertain tax positions	0.2	1.3	3.5
Other	(0.3)	3.6	1.5
Income tax provision (benefit)	$ 3.8	$ 81.9	$(32.7)

In comparing our 2011 tax provision of $3.8 million to our 2010 tax provision of $81.9, the primary change is due to the U.S. not receiving a tax benefit from the 2011 net operating loss, and the establishment of a valuation allowance in 2010 on our U.S. deferred tax assets. Other items that had an impact on the 2011 tax provision included a $5.0 million benefit for the reversal of a foreign net operating loss valuation allowance and changes in the mix of income/loss by jurisdiction.

The 2009 tax benefit included an increase in the state tax effective rate, additional reserves for uncertain tax positions and the change in proportion of income by jurisdiction.

In 2011, 2010 and 2009 the net cash received (or paid) for income taxes, relating to both continuing and discontinued operations, was ($4.9) million, $6.4 million and $14.8 million, respectively.

Tax laws require certain items to be included in our tax returns at different times than the items are reflected in our results of operations. Some of these items are temporary differences that will reverse over time. We record the tax effect of temporary differences as deferred tax assets and deferred tax liabilities in our Consolidated Balance Sheets.

The components of net deferred tax assets and liabilities were as follows:

	As of December 31, 2011	As of December 31, 2010
	(In millions)	
Accounts receivable allowances	$ 5.6	$ 8.1
Inventories	12.3	13.0
Compensation and employee benefits	9.7	10.9
Tax credit carryforwards	35.0	20.4
Net operating loss carryforwards	49.5	54.2
Accrued liabilities and other reserves	16.3	19.1
Pension	8.7	6.0
Property, plant and equipment	14.0	3.2
Intangible assets	5.6	5.4
Other, net	5.5	5.0
Gross deferred tax assets	162.2	145.3
Valuation allowance	(141.1)	(127.4)
Deferred tax assets	21.1	17.9
Deferred tax liabilities	—	—
Net deferred tax assets	$ 21.1	$ 17.9

We regularly assess the likelihood that our deferred tax assets will be recovered in the future. A valuation allowance is recorded to the extent we conclude a deferred tax asset is not considered to be more-likely-than-not to be realized. We consider all positive and negative evidence related to the realization of the deferred tax assets in assessing the need for a valuation allowance. If we determine we will not realize all or part of our deferred tax assets, an adjustment to the deferred tax asset will be charged to earnings in the period such determination is made.

During the fourth quarter of 2010, we recognized significant restructuring charges related to our U.S. operations. Due to these charges and cumulative losses incurred in recent years, we were no longer able to conclude that it was more-likely-than-not that our U.S. deferred tax assets would be fully realized. Therefore, during 2010, we recorded a charge to establish a valuation allowance of $105.6 million related to our U.S. deferred tax assets, of which $53.3 million related to beginning of the year U.S. deferred tax assets. The valuation allowance charge is included in income tax provision on our Consolidated Statement of Operations.

Our accounting for deferred tax consequences represents our best estimate of future events. A valuation allowance established or revised as a result of our assessment is recorded through income tax provision (benefit) in our Consolidated Statements of Operations. Changes in our current estimates due to unanticipated events, or other factors, could have a material effect on our financial condition and results of operations.

The valuation allowance was $141.1 million, $127.4 million, and $22.9 million as of December 31, 2011, 2010 and 2009, respectively. During 2011, the valuation allowance increased due to $13.4 million of additional federal tax credits related to the repatriation of cash to the U.S., $3.8 million of additional U.S. net operating losses and $1.5 million of other items, offset by a $5.0 million benefit from the reversal of a foreign net operating loss valuation allowance.

The increase in 2010, as compared to 2009, was due to the establishment of a valuation allowance against our U.S. deferred tax assets in the amount of $105.6 million as discussed above, offset by expirations and releases of foreign valuation allowances in the amount of $1.1 million.

Federal net operating loss carry forwards totaling $89.0 million will expire between 2029 and 2031. State income tax operating losses of $215.6 million, will expire between 2013 and 2031. Federal and state tax credit carryforwards of $35.0 million will expire between 2012 and 2031. Of the aggregate foreign net operating loss carryforwards totaling $35.0 million, $11.5 million will expire at various dates up to 2031 and $23.5 million may be carried forward indefinitely.

During the fourth quarter of 2010, our U.S. parent company borrowed funds from certain foreign subsidiaries. These loans were treated as permanent repatriations of unremitted earnings during the fourth quarter of 2010. Our 2010 provision included a $5.1 million charge to record the U.S. tax liability associated with these earnings. During the fourth quarter of 2011, these funds were permanently repatriated to the U.S. as dividends.

Also during the fourth quarter of 2011, we distributed additional funds to the U.S. These distributions were treated as repatriations of unremitted earnings during the fourth quarter of 2011. Our 2011 provision includes an additional $4.0 million charge to record the U.S. tax liability associated with these earnings. Some of these distributions were loans of funds to the U.S. from our subsidiaries which at this time we expect to repay in future periods.

Any amount of earnings in excess of the amounts described above were either already invested in the foreign operations or needed as working capital. The remaining unremitted earnings of our foreign subsidiaries will continue to be permanently reinvested in their operations, and no additional deferred taxes have been recorded. The actual U.S. tax cost of any future repatriation of foreign earnings would depend on income tax law and circumstances at the time of distribution. Determination of the related tax liability is not practicable because of the complexities associated with the hypothetical calculation. As of December 31, 2011, approximately $109.2 million of earnings attributable to foreign subsidiaries were considered to be permanently invested in those operations. There were no taxable distributions of foreign dividends in 2010 or 2009.

Our income tax returns are subject to review by various U.S. and foreign taxing authorities. As such, we record accruals for items that we believe may be challenged by these taxing authorities. The threshold for recognizing the benefit of a tax return position in the financial statements is that the position must be more-likely-than-not to be sustained by the taxing authorities based solely on the technical merits of the position. If the recognition threshold is met, the tax benefit is measured and recognized as the largest amount of tax benefit that, in our judgment, is greater than 50 percent likely to be realized.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Amount (In millions)
Balance at December 31, 2008	$10.5
Additions:	
Tax positions of prior years	4.4
Reductions:	
Tax positions of prior years	(0.6)
Settlements with tax authorities	(0.2)
Lapse of statute of limitations	(0.3)
Balance at December 31, 2009	$13.8
Additions:	
Tax positions of current years	0.3
Tax positions of prior years	1.3
Reductions:	
Settlements with taxing authorities	(0.2)
Lapse of statute of limitations	(0.3)
Balance at December 31, 2010	$14.9
Additions:	
Tax positions of current year	0.3
Tax positions of prior years	0.1
Reductions:	
Settlements with taxing authorities	—
Lapse of statute of limitations	(0.2)
Balance at December 31, 2011	$15.1

The total amount of unrecognized tax benefits as of December 31, 2011 was $15.1 million, excluding accrued interest and penalties described below. If the unrecognized tax benefits were recognized in our consolidated financial statements, $4.6 million would ultimately affect income tax expense and our related effective tax rate. The other $10.5 million of unrecognized tax benefit would reduce income tax expense, but would be offset by an increase in valuation allowance against deferred tax assets.

Interest and penalties recorded for uncertain tax positions are included in our income tax provision. During the years ended December 31, 2011, 2010, and 2009, we recognized approximately $(0.2) million benefit, $0.5 million expense, and $0.5 million expense, respectively, in interest and penalties. We had approximately $2.5 million, $2.6 million and $2.2 million accrued, excluding the tax benefit of deductible interest, for the payment of interest and penalties at December 31, 2011, 2010 and 2009, respectively. The reversal of accrued interest and penalties would affect income tax expense and our related effective tax rate.

It is reasonably possible that our unrecognized tax benefits could increase or decrease significantly during the next twelve months due to the resolution of certain U.S. and international tax uncertainties; however it is not possible to estimate the potential change at this time.

Our federal income tax returns for 2004 through 2010 remain subject to examination by the Internal Revenue Service (IRS). The IRS completed its field examination of our U.S. federal income tax returns for the years 2006 through 2008 in the second quarter of 2010. The IRS completed its field examination for the 2009 tax year in the fourth quarter of 2011. We have protested certain IRS positions in both audit cycles and the matters are currently pending in the IRS appeals process. With few exceptions, we are no longer subject to examination by foreign tax jurisdictions or state and city tax jurisdictions for years before 2005. In the event that we have determined not to file tax returns with a particular state or city, all years remain subject to examination by the tax jurisdiction.

Note 11 — Debt

On March 30, 2006, we entered into a credit agreement (the Credit Agreement) with a group of banks that were party to our prior credit agreement, extending the expiration date from December 15, 2006 to March 29, 2011. An amendment to the Credit Agreement entered into on July 24, 2007 included an extension of the expiration date to March 29, 2012.

The Credit Agreement was amended on June 3, 2009 when we entered into a Third Amendment to the Credit Agreement (the Third Amendment) to provide a more consistent amount of availability under the Credit Agreement, accomplished in part by changing the form of the credit facility such that the availability is now based on the value of certain assets and generally removing limitations to availability based on income levels. The Third Amendment also resulted in a reduction of the senior revolving credit facility to an amount up to $200 million (the Credit Facility), including a $75 million sub-limit for letters of credit, that we may use (i) to pay fees, commissions and expenses in connection with the Credit Facility and (ii) for ongoing working capital requirements, capital expenditures and other general corporate purposes. Pricing was also adjusted as the result of the Third Amendment.

On August 3, 2010, the Credit Agreement was amended and restated to add Imation Europe B.V. as a borrower (European Borrower), reduce the borrowing rate 50 basis points and extend the maturity one year. While the amendment did not change the Credit facility amount of $200 million, it provides for sub-limits of $150 million in the United States and $50 million in Europe.

Borrowings under the Credit Agreement as amended (collectively the Amended Credit Agreement) would have borne interest through December 31, 2009 at a rate equal to (i) the Eurodollar Rate (as defined in the Amended Credit Agreement) plus 3.00 percent or (ii) the Base Rate (as defined in the Amended Credit Agreement) plus 2.00 percent. On January 1, 2010, the applicable margins for the Eurodollar Rate and the Base Rate became subject to adjustments based on average daily availability (as defined in the Amended Credit Agreement), as set forth in the definition of "Applicable Rate" in the Amended Credit Agreement.

Our U.S. obligations under the Amended Credit Agreement are guaranteed by the material domestic subsidiaries of Imation Corp. (the Guarantors) and are secured by a first priority lien (subject to customary exceptions) on the real property comprising Imation Corp.'s corporate headquarters and all of the personal property of Imation Corp., its subsidiary Imation Enterprises Corp., which is also an obligor under the Amended Credit Agreement, and the Guarantors. Advances under the U.S. portion of the Credit Facility are limited to the lesser of (a) $150 million and (b) the "U.S. borrowing base." The U.S. borrowing base is equal to the following:

- up to 85 percent of eligible accounts receivable; plus
- up to the lesser of 65 percent of eligible inventory or 85 percent of the appraised net orderly liquidation value of eligible inventory; plus
- up to 60 percent of the appraised fair market value of eligible real estate (the Original Real Estate Value), such Original Real Estate Value to be reduced each calendar month by 1/84th, provided, that the Original Real Estate Value shall not exceed $40 million; plus
- such other classes of collateral as may be mutually agreed upon and at advance rates as may be determined by the Agent; minus
- such reserves as the Agent may establish in good faith.

Our European obligations under the Credit Agreement are secured by a first priority lien on substantially all of the material personal property of the European Borrower. Advances under the European portion of the Credit Facility are limited to the lesser of (a) $50 million and (b) the "European borrowing base." The European borrowing base calculation is fundamentally the same as the U.S. borrowing base, subject to certain differences to account for European law and other similar issues.

During the twelve months ended December 31, 2011 interest on borrowings under the Amended Credit Agreement would have been at a variable rate of interest of approximately 5.0 percent. However, we did not have borrowings under the Credit Agreement during 2011.

The Amended Credit Agreement contains covenants which are customary for similar credit arrangements, including covenants relating to financial reporting and notification; payment of indebtedness, taxes and other obligations; compliance with applicable laws; and limitations regarding additional liens, indebtedness, certain acquisitions, investments and dispositions of assets. We were in compliance with all covenants as of December 31, 2011. The Amended Credit Agreement also contains a conditional financial covenant that requires us to have a Consolidated Fixed Charge Coverage Ratio (as defined in the Amended Credit Agreement) of not less than 1.20 to 1.00 during certain periods described in the Amended Credit Agreement. At December 31, 2011 the condition did not arise such that the Consolidated Fixed Charge Coverage Ratio was required as a covenant. As of December 31, 2011, our total availability under the Credit Facility was $127.6 million.

As of December 31, 2011, we had no other credit facilities available outside the United States.

As of December 31, 2011 we had outstanding standby letters of credit of $0.6 million. As of December 31, 2010, we had outstanding standby and import letters of credit of $3.4 million. When circumstances allow, we are using standardized payment terms and are no longer actively using trade letters of credit as payments to certain foreign suppliers, which has resulted in a decrease in our outstanding letters of credit as of December 31, 2011.

Our interest expense, which includes letter of credit fees, facility fees and commitment fees under the Credit Agreement, for 2011, 2010 and 2009 was $3.7 million, $4.2 million and $2.9 million, respectively. Interest expense also includes amortization of debt issuance costs which are being amortized through March 2013. Cash paid for interest for 2011, 2010 and 2009, relating to both continuing and discontinued operations, was $2.7 million, $2.7 million and $1.4 million, respectively.

Note 12 — Fair Value Measurements

Fair Value of Financial Instruments

At December 31, 2011 and 2010, our financial instruments included cash and cash equivalents, accounts receivable, accounts payable and derivative contracts. The fair values of cash and cash equivalents, accounts receivable and accounts payable approximated carrying values due to the short-term nature of these instruments. In addition, derivative instruments, assets held for sale and certain fixed assets are recorded at fair value as discussed below.

Fair value measurements are categorized into one of three levels based on the lowest level of significant input used: Level 1 (unadjusted quoted prices in active markets for identical assets); Level 2 (significant observable market inputs available at the measurement date, other than quoted prices included in Level 1); and Level 3 (unobservable inputs that cannot be corroborated by observable market data).

Assets and Liabilities that are Measured at Fair Value on a Nonrecurring Basis

The Company's non-financial assets such as goodwill, intangible assets, and property, plant, and equipment are measured at fair value when there is an indicator of impairment and recorded at fair value only when an impairment is recognized.

The Company assesses the impairment of intangible assets whenever events or changes in circumstances indicate that the carrying amount of an intangible asset may not be recoverable. The aggregate carrying amount of intangible assets was

$321.7 million and $320.4 million at December 31, 2011 and 2010, respectively. The inputs used in the fair value analysis fall within Level 3 of the fair value hierarchy due to the use of significant unobservable inputs to determine fair value. Based upon the testing performed in 2011 and 2010, no impairment of intangible assets was deemed to have occurred.

The Company assesses the impairment of property, plant, and equipment whenever events or changes in circumstances indicate that the carrying amount of property, plant, and equipment assets may not be recoverable. As part of the Company's 2011 manufacturing redesign restructuring program, the Company recorded property, plant, and equipment impairments of $14.7 million in 2010 related to the Weatherford, Oklahoma facility. See Note 7 herein for further discussion of the previously announced restructuring initiatives.

During 2011 we acquired MXI Security and IronKey which resulted in goodwill of $21.9 million and $9.4 million, respectively. Also during 2011 we acquired Encryptx which resulted in goodwill of $1.6 million. In accordance with the accounting provisions for goodwill, goodwill related to the Encryptx acquisition was written-off as the carrying amount of our Americas-Commercial reporting unit, including Encryptx, significantly exceeded the implied fair value. This resulted in an impairment charge of $1.6 million, which was included in earnings in 2011. See Note 6 herein for further information regarding the assumptions used to assess this impairment.

Assets and Liabilities that are Measured at Fair Value on a Recurring Basis

The assets in our postretirement benefit plans are measured at fair value on a recurring basis (at least annually). See Note 9 herein for additional discussion concerning pension and postretirement benefit plans.

We revalue the contingent consideration obligation for acquisitions completed on a recurring basis each reporting period. Changes in the fair value of our contingent consideration obligations are recognized as a fair value adjustment of contingent consideration within our consolidated statements of income. These fair value measurements are based on significant inputs not observable in the market and therefore represent Level 3 measurements. The total of such contingent consideration obligations at December 31, 2011 was $10.5 million, related to our acquisitions of MXI Security and Encryptx in the amounts of $9.2 million and $1.3 million, respectively. Based on our analysis of fair value as of December 31, 2011, the value at acquisition of such contingent consideration obligations equaled the estimated fair value as of December 31, 2011 and no adjustments were required.

We maintain a foreign currency exposure management policy that allows the use of derivative instruments, principally foreign currency forward, option contracts and option combination strategies to manage risks associated with foreign exchange rate volatility. Generally, these contracts are entered into to fix the U.S. dollar amount of the eventual cash flows. The derivative instruments range in duration at inception from less than one to sixteen months. We do not hold or issue derivative financial instruments for speculative or trading purposes and we are not a party to leveraged derivatives.

As of December 31, 2011, we held derivative instruments that are required to be measured at fair value on a recurring basis. Our derivative instruments consist of foreign currency forwards, option contracts and option combination strategies. The fair value of our derivative instruments is determined based on inputs that are observable in the public market, but are other than publicly quoted prices (Level 2).

We are exposed to the risk of nonperformance by our counter-parties in foreign currency forward and option contracts, but we do not anticipate nonperformance by any of these counter-parties. We actively monitor our exposure to credit risk through the use of credit approvals and credit limits and by using major international banks and financial institutions as counter-parties.

Cash Flow Hedges

We attempt to substantially mitigate the risk that forecasted cash flows denominated in foreign currencies may be adversely affected by changes in currency exchange rates through the use of option, forward and combination option contracts. The degree of our hedging can fluctuate based on management judgment and forecasted projections. We formally document all relationships between hedging instruments and hedged items, as well as our risk management objective and strategy for undertaking the hedge items. This process includes linking all derivatives to forecasted transactions.

We also formally assess, both at the hedge's inception and on an ongoing basis, whether the derivatives used in hedging transactions are highly effective in offsetting changes in the cash flows of hedged items. Gains and losses related to cash flow hedges are deferred in accumulated other comprehensive income (loss) with a corresponding asset or liability. When the hedged transaction occurs, the gains and losses in accumulated other comprehensive income (loss) are reclassified into the Consolidated Statements of Operations in the same line as the item being hedged. If at any time it is determined that a derivative is not highly effective as a hedge, we discontinue hedge accounting prospectively, with deferred gains and losses being recognized in current period operations.

As of December 31, 2011 and 2010, cash flow hedges ranged in duration from one to 16 months and had a total notional amount of $208.2 million and $246.0 million, respectively. Hedge gains of $0.8 million in 2011, and hedge losses of $0.1 million, and $3.8 million in 2010 and 2009, respectively, were reclassified into the Consolidated Statements of Operations. The amount of net deferred gains on foreign currency cash flow hedges included in accumulated other comprehensive income (loss) in shareholders' equity as of December 31, 2011 was $2.2 million, pre-tax, which depending on market factors is expected to reverse in the Consolidated Balance Sheets or be reclassified into operations in 2012.

Other Hedges

We enter into foreign currency forward contracts, generally with durations of one to three months, to manage the foreign currency exposure related to our monetary assets and liabilities denominated in foreign currencies. We record the estimated fair value of these forwards within other current assets or other current liabilities in the Consolidated Balance Sheets and all changes in their fair value are immediately recognized in the Consolidated Statements of Operations.

As of December 31, 2011 and 2010, we had a notional amount of forward contracts of $32.9 million and $47.1 million, respectively, to hedge our recorded balance sheet exposures.

Our financial assets and liabilities that are measured at fair value on a recurring basis were as follows:

	December 31, 2011			December 31, 2010		
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
	(In millions)					
Derivative assets						
Foreign currency option contracts	$—	$ 2.3	$—	$—	$ 3.5	$—
Foreign currency forward contracts	—	1.1	—	—	—	—
Derivative liabilities						
Foreign currency option contracts	—	(1.4)	—	—	(2.3)	—
Foreign currency forward contracts	—	—	—	—	—	—
Total	$—	$ 2.0	$—	$—	$ 1.2	$—

There were no transfers into or out of Level 1 or Level 2 during the year ended December 31, 2011.

The notional amounts and fair values of our derivative instruments in the Consolidated Financial Statements were as follows as of December 31, 2011:

		Fair Value	
	Notional Amount	Other Current Assets	Other Current Liabilities
		(In millions)	
Cash flow hedges designated as hedging instruments	$208.2	$3.4	$(1.4)
Other economic hedges not receiving hedge accounting	32.9	—	—
Total	$241.1	$3.4	$(1.4)

On December 31, 2011 we entered into certain economic hedges which do not meet the definition for hedge accounting treatment. In accordance with trade date accounting, these hedges and related exposures are recorded as of December 31, 2011, but do not have a value until the subsequent day.

The derivative gains and losses in the Consolidated Statements of Operations for the year ended December 31, 2011 were as follows:

	Pretax Gain/(Loss) Recognized in Other Comprehensive Income on Effective Portion of Derivative	Pretax Gain/(Loss) on Effective Portion of Derivative Reclassification from Accumulated Other Comprehensive Income to Cost of Goods Sold, Net	Pretax Gain/(Loss) Recognized in the Consolidated Statement of Operations in Other Expense, Net
		(In millions)	
Cash flow hedges designated as hedging instruments	$1.9	$0.8	$ —
Other economic hedges not receiving hedge accounting	—	—	(1.7)
Total	$1.9	$0.8	$(1.7)

Note 13 — Shareholders' Equity

Shareholder Rights Plan

In 2006, we adopted a shareholder rights plan under which we have issued one preferred share purchase right (Right) for each share of our common stock. If it becomes exercisable, each Right will entitle its holder to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock at an exercise price of $160, subject to adjustment. The Rights are exercisable only if a person or group acquires beneficial ownership of 15 percent or more of our outstanding common stock, or after the first public announcement relating to a tender offer or exchange offer that would result in a person or group beneficially owning 15 percent or more of our outstanding shares of common stock subject to certain exceptions. The Rights expire on July 1, 2016 and may be redeemed earlier by the Board of Directors for $0.01 per Right.

The shareholder rights plan was amended effective July 30, 2007 to change the definition of acquiring person to exclude TDK Corporation and its affiliates at any time during the period (TDK Standstill Period) beginning at the time, if any, that TDK and its affiliates own 15 percent or more of the outstanding shares of common stock and ending at the time, if any, that TDK and its affiliates cease to own at least 75 percent of the shares issued related to the acquisition of the TDK Recording Media business or cease to be holders of record of at least 10 percent of the common stock as a result of Imation issuing additional shares.

TDK cannot become the beneficial owner of more than 21 percent of the common stock outstanding at any time during the TDK Standstill Period other than as a result of a reduction in the number of shares outstanding due to Imation repurchasing shares of common stock and is limited to 22 percent in this event. TDK shall dispose of a sufficient number of shares of common stock within 10 days after becoming aware that the percentage has been surpassed such that TDK shall be the beneficial owner of no more than 21 percent of the common stock then outstanding.

Treasury Stock

Our Board of Directors has authorized the repurchase of a total of 3.0 million shares. Since the inception of this authorization we have repurchased 1.8 million shares of common stock and as of December 31, 2011 we have remaining authorization to repurchase up to 1.2 million shares. We repurchased 1.1 million shares for $9.7 million during 2011. We did not repurchase any shares during 2010 or 2009. The treasury stock held as of December 31, 2011 was acquired at an average price of $23.97 per share.

Following is a summary of treasury share activity:

	Treasury Shares
Balance as of December 31, 2008	5,227,777
Purchases	—
Exercise of stock options	—
Restricted stock grants and other	(264,301)
401(k) matching contribution	(136,771)
Balance as of December 31, 2009	4,826,705
Purchases	—
Exercise of stock options	(1,000)
Restricted stock grants and other	(439,175)
401(k) matching contribution	(174,245)
Balance as of December 31, 2010	4,212,285
Purchases	1,099,219
Exercise of stock options	(45,429)
Restricted stock grants and other	(365,712)
401(k) matching contribution	(236,440)
Balance as of December 31, 2011	4,663,923

Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss consisted of the following:

	December 31, 2011	December 31, 2010
	(In millions)	
Cumulative currency translation adjustment	$(47.4)	$(47.4)
Pension adjustments, net of income tax	(26.8)	(14.2)
Cash flow hedging and other, net of income tax	1.6	0.9
Total accumulated other comprehensive loss	$(72.6)	$(60.7)

Comprehensive loss consisted of the following:

	Years Ended December 31,		
	2011	2010	2009
		(In millions)	
Net loss	$(46.7)	$(158.5)	$(42.2)
Cumulative currency translation adjustment	—	3.0	4.5
Pension adjustments, net of income taxes	(12.6)	4.6	9.8
Cash flow hedging and other, net of income tax	0.7	0.6	1.8
Total comprehensive loss	$(58.6)	$(150.3)	$(26.1)

Note 14 — Business Segment Information and Geographic Data

Our business is organized, managed and internally and externally reported as segments differentiated by the regional markets we serve: Americas, Europe, North Asia and South Asia. Each of these geographic segments has responsibility for selling generally all of our product lines.

- Our Americas segment includes North America, Central America and South America.
- Our Europe segment includes Europe and parts of Africa.
- Our North Asia segment includes Japan, China, Hong Kong, Korea and Taiwan.
- Our South Asia segment includes Australia, Singapore, India, the Middle East and parts of Africa.

We evaluate segment performance based on revenue and operating income (loss). Revenue for each segment is generally based on customer location where the product is shipped. The operating income (loss) reported in our segments excludes corporate and other unallocated amounts. Although such amounts are excluded from the business segment results, they are included in reported consolidated results. Corporate and unallocated amounts include litigation settlement expense, goodwill impairment expense, research and development expense, corporate expense, stock-based compensation expense and restructuring and other expenses which are not allocated to the segments.

Net revenue and operating income (loss) were as follows:

	Years Ended December 31,		
	2011	2010	2009
		(In millions)	
Net Revenue			
Americas	$ 595.9	$ 712.9	$ 834.2
Europe	248.0	289.8	370.5
North Asia	307.2	315.2	306.9
South Asia	139.3	143.0	137.9
Total	$1,290.4	$1,460.9	$1,649.5
Operating Income (Loss)			
Americas	$ 8.4	$ 36.8	$ 48.3
Europe	10.3	(0.6)	2.4
North Asia	12.5	14.9	15.3
South Asia	4.0	4.0	2.6
Corporate and unallocated	(68.3)	(124.8)	(130.3)
Total	$ (33.1)	$ (69.7)	$ (61.7)

We have not provided specific asset information by segment, as it is not regularly provided to our chief operating decision maker for review at a segment specific level. Corporate and unallocated amounts above include non-cash goodwill impairment charges of $1.6 million and $23.5 million for the years ended December 31, 2011 and 2010, respectively, as well as restructuring and other costs of $21.5 million, $51.1 million and $26.6 million for the years ended December 31, 2011, 2010 and 2009, respectively. Corporate and unallocated amounts above include a litigation settlement charge of $2.0 million, $2.6 million and $49.0 million for the years ended December 31, 2011, 2010 and 2009, respectively.

We have three major product categories: traditional storage, secure and scalable storage, and audio and video information. Traditional storage products include optical products, magnetic products and other traditional storage media products. Optical products include primarily DVDs, CDs and Blu-ray disc recordable media. Magnetic products include primarily data storage tape media. Other traditional storage products include primarily optical drives and audio and video tape media. Secure and scalable storage products include flash memory and hard disk drive products, including encrypted and biometric USB drives, encrypted and biometric hard disk drives, secure portable desktop solutions, and software solutions, including products which contain various security features such as password authentication, encryption and remote manageability, and data protection and data archive appliances. Audio and video information products include primarily audio electronics such as portable CD players and iPod clock radios and accessories such as CD and DVD jewel cases and headphones.

Net revenue by product category was as follows:

	Years Ended December 31,		
	2011	2010	2009
		(In millions)	
Optical products	$ 511.9	$ 619.3	$ 738.0
Magnetic products	327.4	347.8	406.0
Other traditional storage	47.7	62.8	77.7
Total traditional storage	887.0	1,029.9	1,221.7
Secure and scalable storage	210.1	207.5	165.4
Audio and video information	193.3	223.5	262.4
Total	$1,290.4	$1,460.9	$1,649.5

The following tables present net revenue and long-lived assets by geographical region:

	Years Ended December 31,		
	2011	2010	2009
		(In millions)	
Net Revenue			
United States	$ 519.2	$ 633.1	$ 726.9
International	771.2	827.8	922.6
Total	$1,290.4	$1,460.9	$1,649.5

The United States and Japan each comprise more than 10 percent of our total net revenue. Net revenue from Japan was 17.6 percent, 16.0 percent and 13.9 percent of total net revenue for the years ended December 31, 2011, 2010 and 2009, respectively.

	As of December 31,		
	2011	2010	2009
		(In millions)	
Long-Lived Assets			
United States	$51.6	$62.4	$105.1
International	3.8	4.5	4.7
Total	$55.4	$66.9	$109.8

Note 15 — Commitments and Contingencies

Litigation

In the normal course of business, we periodically enter into agreements that incorporate general indemnification language. Performance under these indemnities would generally be triggered by a breach of terms of the contract or by a third-party claim. There has historically been no material losses related to such indemnifications. In accordance with accounting principles generally accepted in the United States of America, we record a liability in our Consolidated Financial Statements for these actions when a loss is known or considered probable and the amount can be reasonably estimated.

We are the subject of various pending or threatened legal actions in the ordinary course of our business. All such matters are subject to many uncertainties and outcomes that are not predictable with assurance. Additionally, our electronics and accessories business is subject to allegations of patent infringement by our competitors as well as by non-practicing entities (NPEs), sometimes referred to as "patent trolls," who may seek monetary settlements from us, our competitors, suppliers and resellers. Consequently, as of December 31, 2011, we are unable to ascertain the ultimate aggregate amount of any monetary liability or financial impact that we may incur with respect to these matters. While these matters could materially affect operating results depending upon the final resolution in future periods, it is our opinion that after final disposition, any monetary liability beyond that provided in the Consolidated Balance Sheet as of December 31, 2011 would not be material to our Consolidated Financial Statements.

On June 14, 2011, Trek 2000 International Ltd and certain of its affiliates ("Trek") filed a complaint asking the International Trade Commission ("ITC") to commence an investigation against us and various others. Trek alleges that Imation and others unlawfully import and sell into the United States certain universal serial bus ("USB") portable storage devices that allegedly infringe several of Trek's U.S. patents. Trek seeks to block the importation of the allegedly offending products into the United States. On August 15, 2011, we filed an answer to Trek's complaint, denying liability and asserting that Trek fails to meet certain requirements to bring its complaint to the ITC. This investigation is in the discovery phase. The hearing is scheduled for May 9-16, 2012; the initial determination is expected July 19, 2012; and the target date for the completion of this investigation is November 19, 2012. Although this proceeding is subject to the uncertainties inherent in the litigation process, based on the information presently available to us, management does not expect that the ultimate resolution of this action will have a material adverse effect on our financial condition, results of operations or cash flows.

On January 11, 2011, we signed a patent cross-license agreement with SanDisk to settle two patent cases filed by SanDisk in Federal District Court against our flash memory products, including USB drives and solid state disk (SSD) drives. Under the terms of the cross-license, we will pay SanDisk royalties on certain flash memory products that were previously not licensed. The specific terms of the cross-license are confidential. The cross-license agreement required us to make a one-time payment of $2.6 million in 2011, which was included in litigation settlement expense in the Consolidated Statements of Operations during 2010.

On June 19, 2009 Advanced Research Corp. (ARC) sued Imation in Ramsey County District Court for breach of contract relating to a supply agreement under which we purchased our requirements for magnetic heads to write servo patterns on magnetic tape prior to sale of the finished cartridges, requesting the court to order that Imation pay damages and return the purchased heads to ARC. In September 2011 we agreed to a settlement by which we agreed to pay ARC $2.0 million, which is included in litigation settlement expense in the Consolidated Statements of Operations during 2011.

A litigation settlement charge of $49.0 million was recorded in 2009. We entered into a confidential settlement agreement ending all legal disputes with Philips Electronics N.V., U.S. Philips Corporation and North American Philips Corporation (collectively, Philips). We had been involved in a complex series of disputes in multiple jurisdictions regarding cross-licensing and patent infringement related to recordable optical media. The settlement provided resolution of all claims and counterclaims filed by the parties without any finding or admission of liability or wrongdoing by any party. As a term of the settlement, we agreed to pay Philips $53.0 million over a period of three years. Based on the present value of these settlement payments, we recorded a charge of $49.0 million in the second quarter of 2009. We made payments of $8.3 million, $8.2 million and $20.0 million in 2011, 2010 and 2009, respectively. Interest accretion of $1.2 million, $1.5 million and $0.8 million was recorded in 2011, 2010 and 2009, respectively. The interest accretion is included in the interest expense on our Consolidated Statements of Operations.

Operating Leases

We incur rent expense under operating leases, which primarily relate to equipment and office space. Most long-term leases include one or more options to renew at the then fair rental value for a period of approximately one to three years. The following table sets forth the components of rent expense for the years ended December 31:

	2011	2010	2009
		(In millions)	
Minimum lease payments	$ 8.7	$ 9.6	$10.3
Contingent rentals	4.5	7.2	18.0
Rental income	(3.1)	(2.9)	(2.8)
Sublease income	(0.8)	(0.5)	(0.3)
Total rental expense	$ 9.3	$13.4	$25.2

Minimum lease payments and contingent rental expenses incurred due to agreements with warehouse providers are included as a component of cost of goods sold in the Consolidated Statements of Operations. The minimum lease payments under such arrangements were $0.8 million, $2.0 million and $2.2 million in 2011, 2010 and 2009, respectively. The contingent rental expenses under such arrangements were $1.7 million, $3.6 million and $5.8 million in 2011, 2010 and 2009, respectively.

The following table sets forth the minimum rental payments under operating leases with non-cancelable terms in excess of one year as of December 31, 2011:

	2012	2013	2014	2015	2016	Thereafter	Total
				(In millions)			
Minimum lease payments	$7.8	$6.3	$2.4	$1.0	$0.3	$0.1	$17.9

Minimum payments have not been reduced by minimum sublease rentals of approximately $1.1 million due in the future under non-cancelable lease agreements.

Environmental Matters

Our operations are subject to a wide range of federal, state and local environmental laws. Environmental remediation costs are accrued when a probable liability has been determined and the amount of such liability has been reasonably estimated. These accruals are reviewed periodically as remediation and investigatory activities proceed and are adjusted accordingly. Compliance with environmental regulations has not had a material adverse effect on our financial results. As of December 31, 2011, we had environmental-related accruals totaling $0.5 million recorded in other liabilities and we have minor remedial activities underway at one of our prior manufacturing facilities. We believe that our accruals are adequate, though there can be no assurance that the amount of expense relating to remediation actions and compliance with applicable environmental laws will not exceed the amounts reflected in our accruals.

Note 16 — Related Party Transactions

As a result of the TDK Recording Media business acquisition, TDK became our largest shareholder and owned approximately 20 percent of our shares as of December 31, 2011 and 2010. In connection with the acquisition we entered into a Supply Agreement and a Transition Services Agreement with TDK. Under the Transition Services Agreement, TDK provided certain services to assist in the transfer of the TDK Recording Media business to Imation.

In 2011, 2010 and 2009 we purchased products and services in the aggregate amounts of approximately $50 million, $28 million and $64 million, respectively, from TDK or its affiliates. We did not sell products nor provide services to TDK or its affiliates in 2011, 2010 or 2009. Fees under the Transition Services Agreement were approximately $3 million in 2009. These transition services were completed in July 2009. Trade payables to TDK or its affiliates were $9.8 million and $6.2 million at December 31, 2011 and 2010, respectively. No trade receivables from TDK or its affiliates were outstanding as of December 31, 2011 or December 31, 2010.

On January 13, 2011, the Board of Directors approved a restructuring plan to discontinue tape coating operations at our Weatherford, Oklahoma facility by April 2011 and subsequently close the facility. We signed a strategic agreement with TDK to jointly develop and manufacture magnetic tape technologies. Under the agreement, we will collaborate on the research and development of future tape formats in both companies' research centers in the U.S. and Japan, while consolidating tape coating operations to the TDK Yamanashi manufacturing facility. See Note 7 for additional details regarding the restructuring costs.

Note 17 — Quarterly Data (Unaudited)

	First	Second	Third	Fourth	Total(1)
	(In millions, except per share amounts)				
2010					
Net revenue	$365.8	$354.4	$342.3	$ 398.4	$1,460.9
Gross profit	61.7	58.5	55.6	50.6	226.4
Operating (loss) income	0.2	(23.8)	(2.3)	(43.8)	(69.7)
(Loss) income from continuing operations	(2.5)	(15.7)	(2.3)	(137.8)	(158.3)
Discontinued operations	(0.1)	—	(0.1)	—	(0.2)
Net (loss) income	(2.6)	(15.7)	(2.4)	(137.8)	(158.5)
(Loss) earnings per common share, continuing operations:					
Basic	$ (0.07)	$ (0.42)	$ (0.06)	$ (3.63)	$ (4.19)
Diluted	(0.07)	(0.42)	(0.06)	(3.63)	(4.19)
Earnings (loss) per common share, discontinued operations:					
Basic	$ —	$ —	$ —	$ —	$ (0.01)
Diluted	—	—	—	—	(0.01)
(Loss) earnings per common share, net income:					
Basic	$ (0.07)	$ (0.42)	$ (0.06)	$ (3.63)	$ (4.19)
Diluted	(0.07)	(0.42)	(0.06)	(3.63)	(4.19)
2011					
Net revenue	$316.5	$323.0	$308.6	$ 342.3	$1,290.4
Gross profit	54.0	54.0	57.2	51.5	216.7
Operating (loss) income	(3.4)	(9.3)	(8.3)	(12.1)	(33.1)
Loss from continuing operations	(7.2)	(12.5)	(14.1)	(12.9)	(46.7)
Discontinued operations	—	—	—	—	—
Net loss	(7.2)	(12.5)	(14.1)	(12.9)	(46.7)
(Loss) earnings per common share, continuing operations:					
Basic	$ (0.19)	$ (0.33)	$ (0.38)	$ (0.34)	$ (1.24)
Diluted	(0.19)	(0.33)	(0.38)	(0.34)	(1.24)
Earnings (loss) per common share, discontinued operations:					
Basic	$ —	$ —	$ —	$ —	$ —
Diluted	—	—	—	—	—
(Loss) earnings per common share, net income:					
Basic	$ (0.19)	$ (0.33)	$ (0.38)	$ (0.34)	$ (1.24)
Diluted	(0.19)	(0.33)	(0.38)	(0.34)	(1.24)

(1) The sum of the quarterly earnings per share may not equal the annual earnings per share due to changes in average shares outstanding.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.*

None.

Item 9A. *Controls and Procedures.*

Evaluation of Disclosure Controls and Procedures. Based on an evaluation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2011, the end of the period covered by this report, the President and Chief Executive Officer, Mark E. Lucas, and the Senior Vice President and Chief Financial Officer, Paul R. Zeller, have concluded that the disclosure controls and procedures were effective.

Changes in Internal Controls. During the quarter ended December 31, 2011, there was no change in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting. Management of Imation is responsible for establishing and maintaining adequate internal control over financial reporting. Imation's internal control system is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Imation management assessed the effectiveness of Imation's internal control over financial reporting as of December 31, 2011. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework. Based on our assessment, we concluded that, as of December 31, 2011, Imation's internal control over financial reporting was effective, based on those criteria. Our independent registered public accounting firm, PricewaterhouseCoopers LLP, has audited the effectiveness of our internal control over financial reporting, as stated in their report which appears herein.

Item 9B. *Other Information.*

None.

PART III

Except where otherwise noted, the information required by Items 10 through 14 is incorporated by reference from our definitive Proxy Statement pursuant to general instruction G(3) to Form 10-K, with the exception of the executive officers section of Item 10, which is included in Item 1 of this Form 10-K. We will file our definitive Proxy Statement pursuant to Regulation 14A by April 30, 2012.

Item 10. *Directors, Executive Officers and Corporate Governance.*

Board of Directors

Information regarding our Board of Directors as of February 28, 2012 is set forth below:

David P. Berg, President, International Outback Steak (a chain of Australian themed steakhouse restaurants owned by OSI Restaurant Partners, LLC).

Charles A. Haggerty, Chief Executive Officer, Le Conte Associates, LLC (a consulting and investment company) and former Chairman, President and Chief Executive Officer, Western Digital Corporation (a hard disk maker).

Ronald T. LeMay, Chief Executive Officer, MachineryLink, Inc. (a farm equipment leasing company), Chairman of AirCell Corporation, now known as Gogo (a designer, manufacturer and marketer of airborne telecommunication systems) and Chairman, October Capital and Razorback Capital (private investment companies). Mr. LeMay will be retiring from our Board on May 2, 2012.

Mark E. Lucas, President and Chief Executive Officer, Imation. See Executive Officers of the Registrant in Item 1. *Business* herein for further information.

L. White Matthews, III, retired Executive Vice President and Chief Financial Officer, Ecolab Inc. (a developer and marketer of cleaning and sanitizing products and services), former Chief Financial Officer and Executive Vice President, Union Pacific Corporation (a company involved in rail/truck transportation and oil/gas exploration and production) and Non-Executive Chairman of our Board.

Trudy A. Rautio, Executive Vice President, Chief Financial Officer and Chief Administrative Officer, Carlson Companies, Inc., (a global hospitality and travel company).

Glen A. Taylor, Chairman, Taylor Corporation (a holding company in the specialty printing and marketing areas) and Owner, Minnesota Timberwolves (NBA) and Minnesota Lynx (WNBA).

Daryl J. White, retired President and Chief Financial Officer, Legerity, Inc. (a supplier of data and voice communications integrated circuitry), and former Senior Vice President of Finance and Chief Financial Officer, Compaq Computer Corporation (a computer equipment manufacturer).

See Part I of this Form 10-K, "Executive Officers of the Registrant." The Sections of the Proxy Statement entitled "Board of Directors-Director Independence and Determination of Audit Committee Financial Expert," "Board of Directors-Meetings of the Board and Board Committees," "Information Concerning Solicitation and Voting — Section 16(a) Beneficial Ownership Reporting Compliance" and "Item No. 1-Election of Directors — Information Concerning Directors" are incorporated by reference into this Form 10-K.

We adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer/controller, or persons performing similar functions and all our other employees. This code of ethics is part of our broader Business Conduct Policy, posted on our website. The Internet address for our website is http://www.imation.com and the Business Conduct Policy may be found on the "Corporate Governance" web page, which can be accessed from the "Investor Relations" page, which can be accessed from the main web page. We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to, or waiver from, a provision of the required code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer/controller or persons performing similar functions by posting such information on our website, at the address and location specified above.

Materials posted on our website are not incorporated by reference into this Form 10-K.

Item 11. *Executive Compensation.*

The Sections of the Proxy Statement entitled "Compensation Discussion and Analysis," "Compensation Committee Report," "Compensation of Executive Officers" and "Board of Directors — Compensation of Directors" are incorporated by reference into this Form 10-K.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.*

The Sections of the Proxy Statement entitled "Information Concerning Solicitation and Voting—Security Ownership of Certain Beneficial Owners" and "Information Concerning Solicitation and Voting—Security Ownership of Management" are incorporated by reference into this Form 10-K.

Equity Compensation Plan Information

The following table gives information about our common stock that may be issued under all of our existing equity compensation plans as of December 31, 2011, including the 2011 Stock Incentive Plan, 2008 Stock Incentive Plan, the 2005 Stock Incentive Plan, the 2000 Stock Incentive Plan and the 1996 Directors Stock Compensation Program. As of December 31, 2011, options and restricted stock had been granted under the 2000 Stock Incentive Plan, 2005 Stock Incentive Plan, 2008 Stock Incentive Plan and 2011 Stock Incentive Plan, and options, restricted stock and restricted stock units had been granted to directors under the 2005 Stock Incentive Plan and 1996 Directors Stock Compensation Program. Our shareholders have approved all of the compensation plans listed below.

Equity Compensation Plans Approved by Shareholders	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the First Column)
2011 Stock Incentive Plan	308,741(1)	$ 8.49	3,799,009
2008 Stock Incentive Plan	2,931,335(1)	$10.59	—(2)
2005 Stock Incentive Plan	1,560,326(1)	$32.20	—(2)
2000 Stock Incentive Plan	722,584	$32.41	—(2)
1996 Directors Stock Compensation Program	156,593	$35.23	—(2)
Total	5,679,579	$19.87	3,799,009

(1) This number does not include restricted stock of 374,435 shares under our 2011 Stock Incentive Plan, 415,061 shares under our 2008 Stock Incentive Plan and 5,550 shares under our 2005 Stock Incentive Plan.

(2) No additional awards may be granted under our 2008 Stock Incentive Plan, 2005 Stock Incentive Plan, 2000 Stock Incentive Plan or 1996 Directors Stock Compensation Program.

Item 13. *Certain Relationships and Related Transactions and Director Independence.*

The Sections of the Proxy Statement entitled "Information Concerning Solicitation and Voting — Related Person Transactions and Related Person Transaction Policy", and "Board of Directors — Director Independence and Determination of Audit Committee Financial Expert" are incorporated by reference into this Form 10-K.

Item 14. *Principal Accountant Fees and Services.*

The Section of the Proxy Statement entitled "Audit and Other Fees and Audit and Finance Committee Pre-Approval Policies" is incorporated by reference into this Form 10-K.

PART IV

Item 15. *Exhibits and Financial Statement Schedules.*

List of Documents Filed as Part of this Report

1. *Financial Statements*

2. *Financial Statement Schedules*

All financial statement schedules are omitted because of the absence of the conditions under which they are required or because the required information is included in the Consolidated Financial Statements or the notes thereto.

3. *Exhibits*

The following Exhibits are filed as part of, or incorporated by reference into, this report:

Number	Description of Exhibit
2.1	Asset Purchase Agreement, dated May 7, 2007, among Hopper Radio of Florida, Inc., Memcorp, Inc., Memcorp Asia Limited and Imation Corp. (incorporated by reference to Exhibit 2.1 of Imation's Form 10-Q for the quarter ended March 31, 2007)
2.2	Acquisition Agreement, dated April 19, 2007, by and between Imation Corp. and TDK Corporation (incorporated by reference to Exhibit 2.1 to Imation's Form 8-K Current Report filed on April 25, 2007)
2.3	Acquisition Agreement, dated January 19, 2006, by and between Imation Corp. and Memorex International Inc. (incorporated by reference to Exhibit 2.1 to Imation's Form 8-K Current Report filed on January 25, 2006)
2.4	Inducement Agreement, dated January 19, 2006, among Hanny Holding Limited, Hanny Magnetics (B.V.I.) Limited, Investor Capital Management Asia Limited, Investor Capital Partners — Asia Fund L.P, Global Media Limited, Memorex Holdings Limited and Imation Corp. (incorporated by reference to Exhibit 2.2 to Imation's Form 8-K Current Report filed on January 25, 2006)
2.5	Purchase Agreement, dated October 5, 2011, by and between Imation Corp. and FF Realty LLC.
2.6	First Amendment to Purchase Agreement, dated January 5, 2012, by and between Imation Corp. and FF Realty LLC.
2.7	Second Amendment to Purchase Agreement, dated January 31, 2012, by and between Imation Corp. and FF Realty LLC.
2.8	Third Amendment to Purchase Agreement, dated February 10, 2012, by and between Imation Corp. and FF Realty LLC.
3.1	Restated Certificate of Incorporation of Imation Corp. (incorporated by reference to Exhibit 3.1 to Registration Statement on Form 10, No. 1-14310)

Number	Description of Exhibit
3.2	Amended and Restated Bylaws of Imation Corp., effective May 5, 2010 (incorporated by reference to Exhibit 3.1 to Imation's Form 8-K Current Report filed on May 7, 2010)
4.1	Rights Agreement between Imation Corp., and The Bank of New York, as Rights Agent, dated as of June 21, 2006 (incorporated by reference to Exhibit 4.1 to Imation's Registration Statement on Form 8-A filed on June 23, 2006)
4.2	First Amendment to Rights Agreement, dated as of July 30, 2007 (incorporated by reference to Exhibit 4.3 to Imation's Registration Statement on Form 8-A/A filed on August 1, 2007)
4.3	Second Amendment to Rights Agreement, dated as of November 12, 2010 (incorporated by reference to Exhibit 4.4 to Imation's Registration Statement on Form 8-A filed on November 12, 2010)
4.4	Amended and Restated Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock (incorporated by reference to Exhibit 4.2 to Imation's Registration Statement on Form 8-A filed on June 23, 2006)
10.1	Shareholders Agreement in relation to Global Data Media FZ-LLC (incorporated by reference to Exhibit 10.11 to Annual Report on Form 10-K for the year ended December 31, 2003)
10.2	Amendment Agreement to Shareholders Agreement in relation to Global Data Media FZ-LLC (incorporated by reference to Exhibit 10.1 to Imation's Form 8-K Current Report filed on January 26, 2006)
10.3	Trademark License Agreement, dated July 31, 2007, by and between Imation Corp. and TDK Corporation (incorporated by reference to Exhibit 10.2 to Imation's Form 8-K Current Report filed on August 3, 2007)
10.4	IMN Trademark License Agreement, dated July 31, 2007, by and between IMN Data Storage Holdings C.V. and TDK Corporation (incorporated by reference to Exhibit 10.3 to Imation's Form 8-K Current Report filed on August 3, 2007)
10.5	Supply Agreement, dated July 31, 2007, by and between Imation Corp. and TDK Corporation (incorporated by reference to Exhibit 10.4 to Imation's Form 8-K Current Report filed on August 3, 2007)
10.6	Investor Rights Agreement, dated July 31, 2007, by and between Imation Corp. and TDK Corporation (incorporated by reference to Exhibit 10.1 to Imation's Form 8-K Current Report filed on August 3, 2007)
10.7	Amended and Restated Credit Agreement among Imation Corp., Imation Enterprises Corp. and Imation Europe B.V., as borrowers, Bank of America, N.A., as administrative agent and l/c issuer, and a Consortium of Lenders, dated as of August 3, 2010 (incorporated by reference to Exhibit 10.1 to Imation's Form 8-K Current Report filed on August 6, 2010)
10.8	First Amendment, dated as of June 28, 2011, to the Amended and Restated Credit Agreement among Imation Corp., Imation Enterprises Corp. and Imation Europe B.V., as borrowers, Bank of America, N.A., as administrative agent and l/c issuer, and a Consortium of Lenders, dated as of August 3, 2010 (incorporated by reference to Exhibit 10.3 to Imation's Form 10-Q for the quarter ended June 30, 2011)
10.9*	Form of Indemnity Agreement between Imation Corp. and each of its directors (incorporated by reference to Exhibit 10.13 to Annual Report on Form 10-K for the year ended December 31, 1996)
10.10*	1996 Directors Stock Compensation Program, as amended May 8, 2002 (incorporated by reference to Exhibit 10.1 of Imation's Form 10-Q for the quarter ended June 30, 2002)
10.11*	Imation Corp. 2000 Stock Incentive Plan, as amended (incorporated by reference to Exhibit 10.7 to Annual Report on Form 10-K for the year ended December 31, 2003)
10.12*	Form of 2000 Stock Incentive Plan Restricted Stock Award Agreement — Executive Officers (incorporated by reference to Exhibit 10.9 to Imation's Form 8-K Current Report filed on May 9, 2005)
10.13*	Amendment to 2000 Stock Incentive Plan Restricted Stock Award Agreement — Executive Officers (incorporated by reference to Exhibit 10.8 to Imation's Form 8-K Current Report filed on May 9, 2005)

Number	Description of Exhibit
10.14*	Form of Amendment to 2000 Employee Stock Incentive Plan Restricted Stock Award Agreements — Executive Officer (incorporated by reference to Exhibit 10.2 to Imation's Form 8- K Current Report filed on February 13, 2006)
10.15*	Form of 2000 Stock Incentive Plan Stock Option Agreement — Executive Officers (incorporated by reference to Exhibit 10.11 to Imation's Form 8-K Current Report filed on May 9, 2005)
10.16*	Form of 2000 Stock Incentive Plan Stock Option Agreement — Employees (incorporated by reference to Exhibit 10.10 to Imation's Form 8-K Current Report filed on May 9, 2005)
10.17*	Form of 2000 Stock Incentive Plan Restricted Stock Award Agreement — Employees 2004 (incorporated by reference to Exhibit 10.1 of Imation's Form 10-Q for the quarter ended September 30, 2004)
10.18*	Form of 2000 Stock Incentive Plan Restricted Stock Award Agreement — Executive Officers 2004 (incorporated by reference to Exhibit 10.2 of Imation's Form 10-Q for the quarter ended September 30, 2004)
10.19*	Form of 2000 Stock Incentive Plan Stock Option Agreement — Employees 2004 (incorporated by reference to Exhibit 10.3 of Imation's Form 10-Q for the quarter ended September 30, 2004)
10.20*	Form of 2000 Stock Incentive Plan Stock Option Agreement — Executive Officers 2004 (incorporated by reference to Exhibit 10.4 of Imation's Form 10-Q for the quarter ended September 30, 2004)
10.21*	Imation Corp. 2005 Stock Incentive Plan, as amended November 9, 2005 (incorporated by reference to Exhibit 10.1 to Imation's Form 8-K Current Report filed on November 16, 2005)
10.22*	Form of 2005 Stock Incentive Plan Stock Option Agreement — Employees (incorporated by reference to Exhibit 10.2 to Imation's Form 8-K Current Report filed on May 9, 2005)
10.23*	Form of 2005 Stock Incentive Plan Stock Option Agreement — Executive Officers (incorporated by reference to Exhibit 10.3 to Imation's Form 8-K Current Report filed on May 9, 2005)
10.24*	Form of Amendment to 2005 Stock Incentive Plan Option Agreements — Executive Officer (incorporated by reference to Exhibit 10.5 to Imation's Form 8-K Current Report filed on February 13, 2006)
10.25*	Form of 2005 Stock Incentive Plan Stock Option Agreement — Directors (incorporated by reference to Exhibit 10.4 to Imation's Form 8-K Current Report filed on May 9, 2005)
10.26*	Form of Amendment to 2005 Stock Incentive Plan Stock Option Agreement — Directors (incorporated by reference to Exhibit 10.2 to Imation's Form 8-K Current Report filed on November 16, 2005)
10.27*	Form of 2005 Stock Incentive Plan Restricted Stock Award Agreement — Employees (incorporated by reference to Exhibit 10.5 to Imation's Form 8-K Current Report filed on May 9, 2005)
10.28*	Form of 2005 Stock Incentive Plan Restricted Stock Award Agreement — Executive Officers (incorporated by reference to Exhibit 10.6 to Imation's Form 8-K Current Report filed on May 9, 2005)
10.29*	Form of Amendment to 2005 Stock Incentive Plan Restricted Stock Award Agreements — Executive Officer (incorporated by reference to Exhibit 10.6 to Imation's Form 8-K Current Report filed on February 13, 2006)
10.30*	Form of 2005 Stock Incentive Plan Restricted Stock Award Agreement — Directors (incorporated by reference to Exhibit 10.7 to Imation's Form 8-K Current Report filed on May 9, 2005)
10.31*	Form of Amendment to 2005 Stock Incentive Plan Restricted Stock Award Agreement — Directors (incorporated by reference to Exhibit 10.3 to Imation's Form 8-K Current Report filed on November 16, 2005)
10.32*	Form of Amendment to 2004 and 2005 Executive Officer Option Agreements under the 2000 Employee Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to Imation's Form 8-K Current Report filed on February 13, 2006)
10.33*	Form of 2005 Stock Incentive Plan Amendment to 2005 Stock Option Agreements — Non-Employee Directors (incorporated by reference to Exhibit 10.7 to Imation's Form 8-K Current Report filed on February 13, 2006)

Number	Description of Exhibit
10.34*	Form of 2005 Stock Incentive Plan Non-Employee Director Option Agreement (incorporated by reference to Exhibit 10.12 to Imation's Form 8-K Current Report filed on February 13, 2006)
10.35*	Form of 2005 Stock Incentive Plan Amendment to 2005 Restricted Stock Award Agreements — Non-Employee Directors (incorporated by reference to Exhibit 10.8 to Imation's Form 8-K Current Report filed on February 13, 2006)
10.36*	Form of 2005 Stock Incentive Plan Non-Qualified Stock Option Agreement for Executive Officers (incorporated by reference to Exhibit 10.2 to Imation's Form 8-K Current Report filed on May 12, 2008)
10.37*	Form of 2005 Stock Incentive Plan Non-Employee Director Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.13 to Imation's Form 8-K Current Report filed on February 13, 2006)
10.38*	Form of 2005 Stock Incentive Plan Executive Officer Option Agreement (incorporated by reference to Exhibit 10.10 to Imation's Form 8-K Current Report filed on February 13, 2006)
10.39*	Form of 2005 Stock Incentive Plan Executive Officer Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.11 to Imation's Form 8-K Current Report filed on February 13, 2006)
10.40*	Imation Corp. 2008 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to Imation's Form 8-K Current Report filed on May 12, 2008)
10.41*	Form of 2008 Stock Incentive Plan Non-Qualified Stock Option Agreement for Executive Officers (incorporated by reference to Exhibit 10.3 to Imation's Form 8-K Current Report filed on May 12, 2008)
10.42*	Form of 2008 Stock Incentive Plan Non-Qualified Stock Option Agreement for Directors (incorporated by reference to Exhibit 10.4 to Imation's Form 8-K Current Report filed on May 12, 2008)
10.43*	Form of 2008 Stock Incentive Plan Restricted Stock Agreement for Executive Officers (incorporated by reference to Exhibit 10.5 to Imation's Form 8-K Current Report filed on May 12, 2008)
10.44*	Form of 2008 Stock Incentive Plan Restricted Stock Agreement for Directors (incorporated by reference to Exhibit 10.6 to Imation's Form 8-K Current Report filed on May 12, 2008)
10.45*	Form of 2008 Stock Incentive Plan Performance-Based Stock Option Agreement (incorporated by reference to Exhibit 10.2 to Imation's 10-Q for the quarter ended June 30, 2010)
10.46*	Form of 2008 Stock Incentive Plan Stock Option Agreement for Executive Officers (3 yr vest) (incorporated by reference to Exhibit 10.6 to Imation's Form 10-Q for the quarter ended March 31, 2011)
10.47*	Form of 2008 Stock Incentive Plan Performance-Based Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.2 to Imation's 10-Q for the quarter ended June 30, 2010)
10.48*	Imation Corp. 2011 Stock Incentive Plan (incorporated by reference to Exhibit 4.7 to Imation's Form S-8 Registration Statement, File No. 333-173903, filed on May 4, 2011)
10.49*	Form of 2011 Stock Incentive Plan Stock Option Agreement for Executive Officers (incorporated by reference to Exhibit 10.1 to Imation's Form 10-Q for the quarter ended March 31, 2011)
10.50*	Form of 2011 Stock Incentive Plan Performance Award Agreement for Executive Officers (incorporated by reference to Exhibit 10.3 to Imation's Form 10-Q for the quarter ended March 31, 2011)
10.51*	Form of 2011 Stock Incentive Plan Stock Option Agreement for Directors (incorporated by reference to Exhibit 10.4 to Imation's Form 10-Q for the quarter ended March 31, 2011)
10.52*	Form of 2011 Stock Incentive Plan Restricted Stock Award Agreement for Directors (incorporated by reference to Exhibit 10.5 to Imation's Form 10-Q for the quarter ended March 31, 2011)
10.53*	Imation Excess Benefit Plan (incorporated by reference to Exhibit 10.10 to Registration Statement on Form 10, No. 1-14310)

Number	Description of Exhibit
10.54*	Employment Offer Letter from Imation Corp. to Mark E. Lucas (incorporated by reference to Exhibit 10.1 to Imation's Form 8-K Current Report filed on February 17, 2009)
10.55*	Description of 2010 Annual Bonus Plan Target Approval (incorporated by reference to Imation's Form 8-K Current Report filed on November 9, 2009)
10.56*	Description of 2011 Annual Bonus Plan Target Approval (incorporated by reference to Imation's Form 8-K Current Report filed on November 10, 2010)
10.57*	Description of 2012 Annual Bonus Plan Target Approval (incorporated by reference to Imation's Form 8-K Current Report filed on November 4, 2011)
10.58*	Director Compensation Program Effective May 4, 2005 (as amended on May 4, 2011) (incorporated by reference to Exhibit 10.1 to Imation's Form 10-Q for the quarter ended June 30, 2011)
10.59*	Form of Amended and Restated Severance Agreement with Executive Officers (incorporated by reference to Exhibit 10.2 to Imation's Form 8-K Current Report filed on August 6, 2010)
10.60*	Amended and Restated Severance Agreement of John P. Breedlove, effective June 20, 2011 (incorporated by reference to Imation's Form 10-Q for the quarter ended June 30, 2011)
21.1	Subsidiaries of Imation Corp.
23.1	Consent of Independent Registered Public Accounting Firm
24.1	Power of Attorney
31.1	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101	The following financial information from Imation Corp.'s Annual Report on Form 10-K for the year ended December 31, 2011, filed with the SEC on February 28, 2012, formatted in Extensible Business Reporting Language (XBRL): (i) the Consolidated Statements of Operations for the years ended December 31, 2011, 2010 and 2009, (ii) the Consolidated Balance Sheets as of December 31, 2011 and 2010, (iii) the Consolidated Statements of Shareholders' Equity and Comprehensive Income or the years ended December 31, 2011, 2010 and 2009, (iv) the Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2010 and 2009, and Notes to Consolidated Financial Statements**

* Items that are management contracts or compensatory plans or arrangements required to be filed as an exhibit pursuant to Item 15(b) of Form 10-K.

** Pursuant to Rule 406T of Regulation S-T, the XBRL related information in Exhibit 101 to this Annual Report on Form 10-K shall not be deemed to be "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section, and shall not be deemed part of a registration statement, prospectus or other document filed under the Securities Act or the Exchange Act, except as shall be expressly set forth by specific reference in such filings.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMATION CORP.

By: /s/ MARK E. LUCAS
Mark E. Lucas
President and Chief Executive Officer

Date: February 28, 2012

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ MARK E. LUCAS Mark E. Lucas	President, Chief Executive Officer and Director (Principal Executive Officer)	February 28, 2012
/s/ PAUL R. ZELLER Paul R. Zeller	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	February 28, 2012
/s/ SCOTT J. ROBINSON Scott J. Robinson	Vice President, Corporate Controller and Chief Accounting Officer (Principal Accounting Officer)	February 28, 2012
* David P. Berg	Director	February 28, 2012
* Charles A. Haggerty	Director	February 28, 2012
* Ronald T. LeMay	Director	February 28, 2012
* L. White Matthews, III	Director	February 28, 2012
* Trudy A. Rautio	Director	February 28, 2012
* Glen A. Taylor	Director	February 28, 2012
* Daryl J. White	Director	February 28, 2012

*By: /s/ JOHN P. BREEDLOVE
John P. Breedlove
Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
2.5	Purchase Agreement, dated October 5, 2011, by and between Imation Corp. and FF Realty LLC.
2.6	First Amendment to Purchase Agreement, dated January 5, 2012, by and between Imation Corp. and FF Realty LLC.
2.7	Second Amendment to Purchase Agreement, dated January 31, 2012, by and between Imation Corp. and FF Realty LLC.
2.8	Third Amendment to Purchase Agreement, dated February 10, 2012, by and between Imation Corp. and FF Realty LLC.
21.1	Subsidiaries of Imation Corp
23.1	Consent of Independent Registered Public Accounting Firm
24.1	Power of Attorney
31.1	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101	The following financial information from Imation Corp.'s Annual Report on Form 10-K for the year ended December 31, 2011, filed with the SEC on February 28, 2012, formatted in Extensible Business Reporting Language (XBRL): (i) the Consolidated Statements of Operations for the years ended December 31, 2011, 2010 and 2009, (ii) the Consolidated Balance Sheets as of December 31, 2011 and 2010, (iii) the Consolidated Statements of Shareholders' Equity and Comprehensive Income or the years ended December 31, 2011, 2010 and 2009, (iv) the Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2010 and 2009, and Notes to Consolidated Financial Statements**

Exhibit 21.1

Subsidiaries of Imation Corp.

	Country or State in Which Subsidiary was Organized	Percentage of Ownership
Imation Enterprises Corp	U.S.	100
Imation Electronics Mexico	Mexico	100
Imation Latin America Corp	U.S.	100
Imation Mexico S.A. de C.V.	Mexico	100
Imation do Brasil Ltda	Brazil	100
Imation Chile S.A.	Chile	100
Imation Latin America Marketing S.A.	Panama	100
Imation Mercosur Trading S.A.	Uruguay	100
Imation Funding Corp	U.S.	100
Imation Government LLC	U.S.	100
Memorex Products Inc.	U.S.	100
Imation Online Services Corporation	U.S.	100
IMN Data Storage LLC	U.S.	100
Imation Data Storage Holdings CV	Netherlands	100
Imation Europe BV	Netherlands	100
Imation Holding BV	Netherlands	100
TME GmbH	Germany	100
Imation U.K. Limited	United Kingdom	100
Imation S.r.l.	Italy	100
Imation Middle East FZE	United Arab Emirates	100
Imation Polska Sp. Z.O.O.	Poland	100
Imation Holdings Pte Ltd.	Singapore	100
Imation Asia Pacific Pte Ltd.	Singapore	100
Imation ANZ Pty Ltd.	Australia	100
Imation Singapore Pte Ltd.	Singapore	100
Imation (Malaysia) SDN BHD	Malaysia	100
Imation India Private Ltd.	India	100
Imation Corporation Japan	Japan	100
Imation Korea, Inc.	South Korea	100
Imation Hong Kong Ltd.	Hong Kong	100
Imation (Shanghai) Co. Ltd.	China	100
Imation (Guangzhou) International Co. Ltd.	China	100
Imation Information Technology (Beijing) Ltd.	China	100
Imation Taiwan Ltd.	Taiwan	100
Memorex Products (Taiwan) Inc.	Taiwan	100
Imation (Thailand) Ltd.	Thailand	100
Imation Argentina S.A.C.I.F.I.A.	Argentina	100
Imation Colombia S.A.	Colombia	100
Imation Canada Inc.	Canada	100
Imation Ireland Ltd.	Ireland	100
Global Data Media FZ-LLC	United Arab Emirates	51*
MBI International FZ-LLC	United Arab Emirates	51*
MBI International Services Private Ltd.	India	51*
MBI India Marketing Private Ltd.	India	51*
Glyphics Media, Inc.	U.S.	51*

* Global Data Media FZ-LLC and its subsidiaries are joint ventures.

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Registration Nos. 333-15273, 333-15275, 333-15277, 333-35591, 333-38196, 333-66030, 333-124634, 333-150693 and 333-173903), of Imation Corp. of our report dated February 28, 2012, relating to the financial statements and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Minneapolis, Minnesota
February 28, 2012

Exhibit 24.1

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Mark E. Lucas, John P. Breedlove and Paul R. Zeller, and each of them, his or her true and lawful attorneys-in-fact and agents, each acting alone, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign the 2011 Annual Report on Form 10-K of Imation Corp., and any and all amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or the substitutes for such attorneys-in-fact and agents, may lawfully do or cause to be done by virtue hereof.

Name	Title	Date
/s/ SCOTT J. ROBINSON Scott J. Robinson	Vice President, Corporate Controller and Chief Accounting Officer (Principal Accounting Officer)	February 8, 2012
/s/ DAVID P. BERG David P. Berg	Director	February 8, 2012
/s/ CHARLES A. HAGGERTY Charles A. Haggerty	Director	February 8, 2012
/s/ RONALD T. LEMAY Ronald T. LeMay	Director	February 8, 2012
/s/ L. WHITE MATTHEWS, III L. White Matthews, III	Director	February 8, 2012
/s/ TRUDY A. RAUTIO Trudy A. Rautio	Director	February 8, 2012
/s/ GLEN A. TAYLOR Glen A. Taylor	Director	February 8, 2012
/s/ DARYL J. WHITE Daryl J. White	Director	February 8, 2012

Exhibit 31.1

Certification Pursuant to Section 302
of the Sarbanes-Oxley Act of 2002

I, Mark E. Lucas, certify that:

1. I have reviewed this annual report on Form 10-K of Imation Corp.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a - 15(f) and 15d - 15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

February 28, 2012

By: /s/ MARK E. LUCAS

Mark E. Lucas,
President and Chief Executive Officer

Exhibit 31.2

Certification Pursuant to Section 302
of the Sarbanes-Oxley Act of 2002

I, Paul R. Zeller, certify that:

1. I have reviewed this annual report on Form 10-K of Imation Corp.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a - 15(f) and 15d - 15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

February 28, 2012

By: /s/ PAUL R. ZELLER

Paul R. Zeller,
Senior Vice President and Chief Financial Officer

Exhibit 32.1

Certification Pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of Imation Corp. (the "Company") on Form 10-K for the period ended December 31, 2011, as filed with the Securities and Exchange Commission (the "Report"), I, Mark E. Lucas, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

February 28, 2012

/s/ MARK E. LUCAS

Mark E. Lucas,

President and Chief Executive Officer

Exhibit 32.2

Certification Pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of Imation Corp. (the "Company") on Form 10-K for the period ended December 31, 2011, as filed with the Securities and Exchange Commission (the "Report"), I, Paul R. Zeller, Senior Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

February 28, 2012

/s/ PAUL R. ZELLER

Paul R. Zeller

Senior Vice President and Chief Financial Officer

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imation
SECURE

THE IMATION SECURE PROMISE

Imation ensures the safety, privacy, and control of your digital content.

The world continues to create digital content at an amazing pace. In 2011 alone, more than 1.8 zettabytes — well over a *trillion* gigabytes — of new data was created.[1] And whether this new data is business data or personal digital content, it must be stored. That's why Imation provides a wide range of data storage solutions for both business and personal use.

But it's not enough to simply store this data. From highly sensitive government information to a business' customer records or a consumer's personal data, this growing digital content must also be protected from loss or theft.

By adding encryption, authentication and central management features to its storage offerings, Imation is helping ensure the safety, privacy, and control of digital content. With Imation Secure technology, a consumer knows that his private information and identity are safeguarded. A small business owner can trust that her business content is protected, can be safely restored, and is accessible only to authorized users. And with Imation Secure, large enterprises and governments are confident that they will have control over devices and user actions that could create risks of data breach.

[1] *The 2011 Digital Universe Study: Extracting Value from Chaos*, IDC, June 2011



IDENTITY AND ACCESS MANAGEMENT
KEY MANAGEMENT
ENCRYPTION
UNIFIED SECURITY POLICY MANAGEMENT
IMATION SECURE

IMATION AT-A-GLANCE

Imation is a global scalable storage and data security company. The company's portfolio includes tiered storage and security offerings for business and products designed to manage audio and video information in the home.

With a 60-year legacy of technology leadership, Imation maintains the number one global market share in recordable optical media and magnetic tape cartridges. Imation's 2011 revenues were $1.29 billion, with approximately 60 percent of sales coming from outside the United States.

Imation reaches customers in more than 100 countries through a powerful global distribution network and well recognized brands, including Imation, Memorex, TDK Life on Record, and XtremeMac.

imation

memorex

TDK
Life on Record

XtremeMac

BOARD OF DIRECTORS

SHAREHOLDER INFORMATION

This Annual Report to Shareholders has been prepared to accompany the Report on Form 10-K, filed with the Securities and Exchange Commission on February 28, 2012. Further information is available at investorrelations@imation.com or through Imation's shareholder telephone line at 888-IMN-NYSE during the business hours of 7:00 a.m. to 5:30 p.m. (CST).

Annual Shareholders Meeting
Wednesday, May 2, 2012, 9:00 a.m. (local time)
Sheraton St. Paul Woodbury Hotel | 676 Bielenberg Drive
Woodbury, MN 55125

Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP | 225 South Sixth Street, Suite 1400
Minneapolis, MN 55402

Transfer Agent
Wells Fargo Bank, N.A. | PO Box 64874
St. Paul, MN 55164-0874
U.S. Telephone Number 800-468-9716
Outside U.S. 651-450-4064
Fax Number 651-450-4085
www.shareowneronline.com

Address for certificate changes:
Wells Fargo Bank, N.A. | 161 North Concord Exchange
South St. Paul, MN 55075

If you would like to receive our annual report and proxy materials electronically in the future, go to our website

imationcorp.com:
- click on Investor Relations
- click on Financial and Investor Information
- click on Shareholder Information, and
- follow the prompts to submit your electronic consent



EUROPE
REGION
HEADQUARTERS
Amsterdam,
The Netherlands
NORTH ASIA
REGION
HEADQUARTERS
Tokyo, Japan
GLOBAL AND
AMERICAS
HEADQUARTERS
Oakdale, MN, USA
SOUTH ASIA
REGION
HEADQUARTERS
Singapore

Imation Corp.
1 Imation Way | Oakdale, MN 55128-3414

651.704.4000 Phone
888.466.3456 Toll Free

imation.com

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